PROSPECTUS

HERITAGE FINANCIAL GROUP

          Heritage Financial Group, a federal savings association holding company, is offering for sale up to 3,372,375 shares of its common stock for a purchase price of $10.00 per share. Heritage Financial Group is the holding company for HeritageBank of the South. Heritage Financial Group is a wholly owned subsidiary of Heritage, MHC. The shares we are offering will represent 30% of our shares of common stock outstanding after the offering. Heritage, MHC will own the remaining 70% of our shares of common stock outstanding after the offering. There is currently no public market for our stock. We expect the stock of Heritage Financial Group will be listed for trading on the Nasdaq National Market under the symbol "HBOS." Depositors of HeritageBank of the South are being given priority rights to subscribe for shares in the offering. In addition, the directors and executive officers of Heritage Financial Group and its subsidiaries intend to subscribe for 5.3% of the shares offered at the maximum of the offering range.

         If you are or were a depositor of HeritageBank of the South:
         •      you may have priority rights to purchase shares of common stock.

         If you are a participant in the HeritageBank of the South 401(k) Savings Plan:
         •      you may direct that all or part of your current account balances in this plan be invested in shares of common stock; and
         •      you will be receiving a separate supplement to this prospectus that describes your rights under that plan.

         If you fit neither of the above categories, but are interested in purchasing shares of common stock:
         •      you may have an opportunity to purchase shares of common stock after priority orders are filled.

TERMS OF THE OFFERING

	Minimum	Maximum	Maximum, as adjusted(1)

Per Share Price	$10.00	$10.00	$10.00
Number of Shares	2,167,500	2,932,500	3,372,375
Underwriting Commission(2)	$245,000	$335,000	$387,000
Other Expenses	$819,000	$819,000	$819,000
Net Proceeds to Heritage Financial Group	$20,611,000	$28,171,000	$32,518,000
Net Proceeds Per Share	$9.51	$9.61	$9.64

(1)	Represents an amount that is 15% more than the maximum of the offering range and may be offered due to regulatory considerations or as a result of changes in economic or market conditions without the resolicitation of subscribers.
(2)	Please see "The Stock Offering - Marketing Arrangements" on page 49 for a complete description of the underwriting commission paid in connection with this offering.

This investment involves a degree of risk, including the possible loss of principal.
Please refer to "Risk Factors" beginning on page 14 of this prospectus.

         We are offering the common stock on a best efforts basis, subject to certain conditions. Keefe, Bruyette & Woods, Inc. will assist us in our selling efforts. Keefe, Bruyette & Woods, Inc. is not obligated to purchase any shares in the offering. Purchasers will not pay commissions in connection with the sale of common stock in the offering.

         If we do not receive orders for at least the minimum number of shares offered, the offering will be terminated. This offering is expected to terminate at 12:00 Noon, Albany, Georgia time, on June 16, 2005. We may extend this expiration date without notice to you, until July 29, 2005, unless the Office of Thrift Supervision approves a later date. The minimum purchase is 25 shares. Once submitted, orders are irrevocable unless the offering is terminated or extended beyond July 29, 2005. If the offering is extended beyond July 29, 2005, subscriptions will be refunded with interest at our statement savings rate, and we will be required to resolicit subscriptions received in the offering. Funds received prior to the completion of the offering will be held in an account at HeritageBank of the South or at the Albany, Georgia branch of SunTrust Bank, and will bear interest at our statement savings rate. If the offering is terminated, subscribers will have their funds returned promptly, with interest.

         The securities offered are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

         Neither the Securities and Exchange Commission, the Office of Thrift Supervision, the Georgia Department of Banking and Finance, nor any other federal agency or state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

         For information on how to subscribe, call the stock information center at (229) 878-2055.

KEEFE, BRUYETTE & WOODS

The date of this prospectus is May 16, 2005

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SUMMARY

         This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the offering fully, you should read this entire prospectus carefully, including the financial statements and the notes to the financial statements.

Overview

         Heritage Financial Group is conducting this offering of between 2,167,500 and 3,372,375 shares of common stock to raise additional capital to support operational growth and geographic expansion and have stock-based compensation available to directors and management. The shares purchased in this offering will constitute 30% of the outstanding shares of Heritage Financial Group, and the remaining 70% of its shares will be owned by Heritage, MHC, as required by regulations of the Office of Thrift Supervision. The offering includes a subscription offering in which certain persons, including depositors of HeritageBank of the South, have prioritized subscription rights. There are limitations on how many shares a person may purchase. The amount of capital being raised is based on an appraisal of Heritage Financial Group and a decision by management to offer 30% of our shares of common stock to the public. Most of the terms and requirements of this offering are required by regulations of the Office of Thrift Supervision.

The Companies:

Heritage, MHC
310 West Oglethorpe Boulevard
Albany, Georgia 31701
(229) 878-3325

         Currently, Heritage, MHC owns 100% of Heritage Financial Group. Heritage, MHC is required by Office of Thrift Supervision regulations to continue to own, at least a majority of our outstanding shares in order to qualify as a mutual holding company. At the completion of this offering, we anticipate that Heritage, MHC will own approximately 70% of our outstanding shares or all of our outstanding shares not purchased in the offering. The members of Heritage, MHC are the depositors of HeritageBank of the South. Heritage, MHC does not engage in any business, other than holding its shares in Heritage Financial Group and investing its funds.

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Heritage Financial Group
310 West Oglethorpe Boulevard
Albany, Georgia 31701
(229) 878-3325

         Heritage Financial Group is the mid-tier holding company for HeritageBank of the South. We were formed in February 2002 and have not engaged in any business other than through HeritageBank of the South and its subsidiary and the management of our $4.2 million investment portfolio After the offering, we will continue to direct the business of HeritageBank of the South and may acquire other financial institutions or organize other subsidiaries, although we currently have no specific plans or agreements to do so. We are a federally chartered stock holding company and the wholly owned subsidiary of Heritage, MHC, a federally chartered mutual holding company.

HeritageBank of the South
721 North Westover Boulevard
Albany, Georgia 31707
(229) 883-5701

         HeritageBank of the South is a Georgia savings bank that converted from a federal stock savings bank on January 1, 2005, and, prior to June 2001, was a federal credit union known as AGE Federal Credit Union. At December 31, 2004, HeritageBank of the South had total assets of $338.3 million, deposits of $248.6 and total equity of $34.5 million.

         HeritageBank of the South is a community-oriented savings bank serving primarily Albany, Georgia and Dougherty, Lee, Mitchell and Worth counties in Georgia through six full service banking offices. HeritageBank of the South originates residential mortgage loans secured by one- to four-family and multi-family residences, commercial real estate and business loans and a variety of consumer loans.

         This chart shows our current ownership structure, which is commonly referred to as a two-tier mutual holding company structure:

The Stock Offering

         Office of Thrift Supervision regulations require Heritage, MHC to own at least a majority of our shares of common stock in order to maintain mutual holding company status. It currently owns 100% of Heritage Financial Group and, under regulations of the Office of Thrift Supervision, at the closing of this offering, it will own all of our common stock not purchased in this offering. Our board of directors has decided to sell in this offering an amount of our shares that will be equal to approximately 30% of our outstanding shares after this offering is completed, and, as a result, the remaining 70% will be owned by Heritage, MHC.

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         The following chart shows our ownership structure following the offering:

         We are offering between 2,167,500 and 2,932,500 shares of our common stock at $10.00 per share, which corresponds to the current appraisal offering range. In the event of changes in financial market conditions before we complete the offering, the offering may increase to 3,372,375 shares with the approval of the Office of Thrift Supervision and without any notice to you. If we increase the offering, you will not have an opportunity to change or cancel your stock order.

         Keefe, Bruyette & Woods, Inc. will assist us in selling the stock. For further information about Keefe, Bruyette & Woods, Inc.'s role in the offering, see "The Stock Offering - Marketing Arrangements."

How We Determined the Offering Range and the $10.00 Price Per Share

         The independent appraisal by Feldman Financial Advisors, Inc. ("Feldman"), dated as of March 14, 2005 and amended as of May 12, 2005, established the offering range. This appraisal was based on our financial condition and operations and the effect of the additional capital raised in this offering. The $10.00 price per share was determined by our board of directors. Feldman will receive fees totaling $25,000 for its appraisal services, plus reasonable out-of-pocket expenses incurred in connection with the appraisal.

         The appraisal incorporated an analysis of a peer group of publicly traded thrift holding companies that Feldman considered to be comparable to us and our subsidiaries. This analysis included an evaluation of the average and median price-to-earnings and price-to-book value ratios indicated by the market prices of the peer companies. Feldman applied the peer group's pricing ratios, as adjusted for certain qualitative valuation factors to account for differences between us and the peer group, to our pro forma earnings and book value to derive our estimated pro forma market value.

         Feldman has estimated that as of May 12, 2005, our pro forma market value on a fully converted basis ranged from a minimum of $72.3 million to a maximum of $97.8 million, with a midpoint of $85.0 million. Based on this valuation, our decision to sell 30% of our company to the public and the offering price of $10.00 per share, the number of shares of common stock we are selling to the public in this offering will range from 2,167,500 shares to 2,932,500 shares with a midpoint of 2,550,000. The $10.00 per share offering price was selected primarily because $10.00 per share is the most common price in stock offerings by mid-tier holding companies of financial institutions in a two-tier mutual holding company structure. Our estimated pro forma market value may be increased by up to 15%, up to $112.4 million.

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         The following table presents a summary of selected pricing ratios for the peer group companies and for Heritage Financial Group on a non-fully converted basis as of and for the twelve months ended December 31, 2004. The peer group, which consists of 13 publicly traded thrift holding companies, which are all in mutual holding company form, includes companies that range in asset size from $253.3 million to $775.6 million and have market capitalizations ranging from $39.4 million to $169.9 million. Compared to the average pricing ratios of the peer group, our pro forma pricing ratios at the maximum of the offering range indicated a discount of 6.1% on a price-to-earnings basis and a discount of 6.3% on a price-to-book basis. The estimated appraised value and the resulting discounts took into consideration the potential financial impact of the offering.

         The impact of the offering includes the gross proceeds of the offering, less offering expenses and the effects of the benefit plans we expect to implement. Earnings used in the calculation of the price-to-earnings ratio are defined as our earnings for the year ended December 31, 2004, plus the impact of the offering. The impact of the offering includes the pro forma after-tax income generated from the reinvestment of the net proceeds of the offering, less the expense related to the benefit plans.

	Non-Fully Converted Price to Earnings Multiple	Non-Fully Converted Price to Book Value Ratio
Heritage Financial Group
Maximum	29.4x	158.7%
Minimum	21.3x	130.2%

Valuation of peer group companies as of May 12, 2005(1)
Averages	31.3x	169.3%
Medians	32.1x	166.7%
___________ (1) Reflects earnings and equity as of or for the most recent 12-month period.

         The following table presents a summary of selected pricing ratios for the peer group companies and Heritage Financial Group with the ratios adjusted to the hypothetical case of being fully converted. Compared to the average fully converted pricing ratios of the peer group, our pro forma fully converted pricing ratios at the maximum of the offering range indicated a discount of 19.4% on a price-to-earnings basis and a discount of 12.0% on a price-to-book basis. Feldman's calculations of the fully converted pricing multiples for the peer group companies assume the pro forma impact of selling the mutual holding company shares of each of the peer group companies at their respective trading prices as of May 12, 2005. Feldman's calculation of our fully converted pricing ratios assumes the pro forma impact of selling 100% of the shares to be outstanding at $10.00 per share.

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	Fully Converted Price to Earnings Multiple	Fully Converted Price to Book Value Ratio
Heritage Financial Group
Maximum	22.4x	79.4%
Minimum	17.1x	71.5%

Valuation of peer group companies as of May 12, 2005(1)
Averages	27.8x	90.2%
Medians	27.1x	89.1%
____________ (1) Reflects earnings and equity as of or for the most recent 12-month period.

The independent appraisal does not indicate market value. Do not assume or expect that our appraised value means that our common stock will trade at or above $10.00 per share after the offering.

         The following table was provided to the board of directors by Feldman as part of its appraisal. It presents information for all mutual holding company organizations conducting a minority stock offering that was completed during the period from January 1, 2004 through May 12, 2005. The table presents the average percentage stock price appreciation from the initial trading date to the dates presented in the table. Feldman advised the board that its appraisal was prepared in conformance with the regulatory appraisal methodology. That methodology requires a valuation based on an analysis of the trading prices of comparable public thrift holding companies whose stock has traded for at least one year prior to the valuation date. Feldman also advised the board that the aftermarket trading experience of recent transactions was considered in the appraisal as a general indicator of current market conditions, but was not relied upon as a primary valuation methodology. In addition, our offering differs from these recent mutual holding company offerings in a number of aspects, including that our offering is being conducted by an existing, not newly formed, mid-tier holding company.

         This table is not intended to indicate how our stock may perform. Furthermore, this table presents only short-term price performance and may not be indicative of the longer-term stock price performance of these companies. The increase in any particular company's stock price is subject to various factors, including, but not limited to, the amount of proceeds a company raises, the company's historical and anticipated operating results, the nature and quality of the company's assets, the company's market area, and the quality of management and management's ability to deploy proceeds (such as through loans and investments, the acquisition of other financial institutions or other businesses, the payment of dividends and common stock repurchases). In addition, stock prices may be affected by general market and economic conditions, the interest rate environment, the market for financial institutions and merger or takeover transactions, the presence of professional and other investors who purchase stock on speculation, as well as other unforeseeable events not in the control of management. Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the "Risk Factors" beginning on page 14.

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Number of Transactions	Price Appreciation After One Month	Price Appreciation Through May 12, 2005

25	9.9%	6.3%

         The independent appraisal will be updated before we complete the offering. Any changes in the appraisal would be subject to Office of Thrift Supervision approval.

         Data presented in the table reflects a small number of transactions. While stock prices of similar institutions have, on average, increased for the limited period presented, there can be no assurance that our stock price will appreciate the same amount, if at all. There also can be no assurance that our stock price will not trade below $10.00 per share. The substantial proceeds raised as a percentage of pro forma stockholders' equity may have a negative effect on our stock price performance. See "Risk Factors - After this offering, our compensation expense will increase. Our return on equity will also be low compared to other companies. These factors could negatively impact the price of our stock." In addition, the transactions from which the data are derived occurred primarily during a falling interest rate environment, during which the market for financial institution stocks typically increases. If interest rates rise, our net interest income and the value of our assets could be reduced, negatively affecting our stock price. See "Risk Factors - Rising interest rates may hurt our profits."

         We retained Causey & Company for a fee of $20,000, plus out-of-pocket expenses, to assist us in preparing a three-year business plan to be in effect after the completion of the offering. The board has worked closely with Causey & Company to develop our business plan to reflect how we and HeritageBank of the South could deploy the net proceeds in a prudent manner consistent with principles of safety and soundness. See "Use of Proceeds."

Our Reasons for the Minority Offering

         Our primary reasons for the offering are to: (i) support future lending and operational growth; (ii) enhance our ability to attract and retain qualified directors and management through stock-based compensation plans; and (iii) to support future branching activities and/or the acquisition of other financial institutions or financial services companies or their assets. We do not have any specific plans or arrangements for further expansion, and we do not have any specific acquisition plans.

         In the future, Heritage, MHC may convert from the mutual to capital stock form, in a transaction commonly known as a "second-step conversion." If it decided to undergo a second-step conversion, Office of Thrift Supervision regulations require that Heritage, MHC obtain the approval of a majority of the total outstanding votes of its members and the approval of a majority of the votes eligible to be cast by our minority stockholders in order to complete the transaction. The board of directors of Heritage, MHC has no current plan to undertake a second-step conversion transaction.

Benefits to Management from the Offering

         We intend to establish an employee stock ownership plan, which will purchase 3.92% of our total shares outstanding upon completion of the offering, including shares held by Heritage, MHC. A loan from Heritage Financial Group to the plan, funded by a portion of the proceeds from this offering, will be used to purchase these shares. If shares are not available for purchase by the employee stock ownership plan in the subscription offering, the plan will purchase the shares in the open market. We will allocate these shares to employees over a period of years in proportion to their compensation. The employee stock ownership plan will provide a retirement benefit to all employees eligible to participate in the plan. The establishment of the employee stock ownership plan also will result in additional compensation expense to Heritage Financial Group. See "Pro Forma Data" for an illustration of the effects of this plan.

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         We also intend to adopt a stock option plan and a restricted stock plan for the benefit of directors, officers and employees, subject to stockholder approval. In no event will these plans be adopted sooner than six months after the completion of the offering. Under current regulations of the Office of Thrift Supervision, the stock option and restricted stock plans must be approved by a majority of the total votes eligible to be cast by our stockholders, other than Heritage, MHC, unless we obtain a waiver from the Office of Thrift Supervision allowing approval by a different vote requirement. The plans and their approval by stockholders will comply with all of the then applicable regulations of the Office of Thrift Supervision. Shares received under the employee stock ownership plan and the restricted stock plan will not require a cash outlay by plan participants. Individuals will be required, however, to pay the exercise price to exercise stock options.

         The following table presents information regarding the participants in each plan, the percentage of total outstanding shares after the offering, including and excluding the shares held by Heritage, MHC, and the dollar value of the stock for our employee stock ownership plan and stock-based incentive plans. It is assumed that the value of the stock in the table is $10.00 per share. Stock options will be granted with a per share exercise price at least equal to the market price of our common stock on the date of grant. The value to the recipient will be equal to the difference between the fair market value and the exercise price. Accordingly, the value of a stock option will depend upon changes, if any, in the price of our common stock during the period in which the stock option may be exercised. The table below assumes that 8,500,000 shares, the midpoint of the offering range, are outstanding, including 2,550,000 shares held by public stockholders and 5,950,000 shares held by Heritage, MHC upon completion of the stock offering.

	Individuals Eligible to Receive Awards	Estimated Value of Shares/Options at Midpoint of Offering Range	Number of Shares/ Options at Midpoint of Offering Range	Percentage of Total Shares Issued, Including Shares Held by Heritage, MHC	Percentage of Shares Sold in the Offering

Employee stock ownership plan	Officers and Employees	$3,332,000	333,200	3.92%	13.07%
Restricted stock plan awards	Officers and Directors	1,666,000	166,600	1.96%	6.53
Stock options	Officers and Directors	949,620(1)	416,500	4.90%	16.33

(1)	Assumes that each option has a value of $2.28. This estimated value was determined using the Black-Scholes-Merton option pricing formula using the following assumptions: (i) the trading price on date of grant was $10.00 per share; (ii) exercise price is equal to the trading price on the date of grant; (iii) dividend yield of 2.0% (iv) expected life of 10 years; (v) expected volatility of 14.16%; (vi) risk-free interest rate of 4.24%; and (vii) 30% of the options will qualify for incentive stock option treatment. Because there is currently no market for our common stock, the assumed expected volatility is based on the SNL Financial MHC index. If the fair market value per share on the date of grant is different than $10.00, or if the assumptions used in the option pricing formula are different from those used in preparing this pro forma data, the value of the options and the related expense recognized will be different. There can be no assurance that the actual fair market value per share on the date of grant, and correspondingly the exercise price of the options, will be $10.00 per share.

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Terms of the Offering

         We are offering the shares of common stock in a subscription offering to those with subscription rights listed below in the following order of priority:

(1)	Depositors who held at least $50 with us on December 31, 2003;

(2)	The Heritage Financial Group employee stock ownership plan;

(3)	Depositors, other than directors and officers of Heritage Financial Group and HeritageBank of the South, who held at least $50 with us on March 31, 2005; and

(4)	Depositors, other than directors and officers of Heritage Financial Group and HeritageBank of the South, who held at least $50 with us on April 30, 2005; and

(5)	Directors, officers and employees of Heritage Financial Group and its subsidiaries, to the extent not already included in a prior category.

         If we receive subscriptions for more shares than are to be sold in this subscription offering, shares will be allocated in order of the priorities described above under a formula outlined in the stock issuance plan. If we increase the number of shares to be sold above 2,932,500, the employee stock ownership plan will have the first priority right to purchase any shares exceeding that amount to the extent that its subscription has not previously been filled. Any shares remaining will be allocated in the order of priorities described above. See "The Stock Offering" for a description of the allocation procedure. Shares of common stock not subscribed for in the subscription offering will be offered to the general public in a direct community offering with a preference to natural persons residing in Dougherty, Lee, Mitchell and Worth counties, Georgia and, if necessary, through a public offering. See pages 44 to 46.

Purchase Limitations

         All persons are subject to purchase limits established in the stock issuance plan. There is an overall purchase limit of $400,000 or 40,000 shares of common stock, though that limit is not applicable to the employee stock ownership plan and to certain depositors whose subscription rights are based on deposit levels. In addition, except for the employee stock ownership plan, purchases in each priority category in the offering are limited to $100,000 or 10,000 shares of common stock. We may increase or decrease the maximum purchase limitation without further notice. See "The Stock Offering - Limitations on Stock Purchases."

Termination of the Offering

         The subscription offering will expire at 12:00 noon, Albany, Georgia time, on June 16, 2005. We expect that the direct community offering and public offering, if any, would expire at the same time, although they may continue for up to 45 days after the end of the subscription offering, or longer if regulators approve a later date. No single extension may be for more than 90 days. If the offering extends beyond July 29, 2005 or if we intend to sell fewer than 2,167,500 shares or more than 3,372,375 shares, we will resolicit subscriptions before proceeding with the offerings. If fewer than the minimum number of shares are subscribed for in the offering, and we do not get orders for at least the minimum number of shares by July 29, 2005, we will either:

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(1)	promptly return any payment you made to us, with interest, or cancel any withdrawal authorization you gave us; or

(2)	extend the offering, if allowed, and give you notice of the extension and of your rights to cancel or change your order. If we extend the offering and you do not respond to the notice, then we will cancel your order and return your payment, with interest, or cancel any withdrawal authorization you gave us.

How We Will Use the Proceeds Raised From the Sale of Common Stock

         We intend to use the net proceeds received from the stock offering as follows:

	Minimum	Maximum	Maximum, as adjusted

Retained by Heritage Financial Group and initially placed in short-term investments for general corporate purposes	$ 7,473,500	$10,253,500	$11,852,000
Loan to employee stock ownership plan	2,832,000	3,832,000	4,407.000
Contributed to HeritageBank of the South	10,305,500	14,085,500	16,259,000
Net proceeds from stock offering	$20,611,000	$28,171,000	$32,518,000

         We may use the net proceeds to invest in mortgage-related and investment securities, to finance the possible acquisition of other financial institutions or financial service businesses, to pay dividends or for other general corporate purposes, including repurchasing shares of our common stock. HeritageBank of the South may use the proceeds it receives to make loans, to purchase securities, to expand its banking franchise internally or through acquisitions, and for general corporate purposes. See "How We Intend to Use the Proceeds of the Offering."

We Currently Intend to Pay a Cash Dividend in the Future

         We currently plan to pay a quarterly cash dividend at an annualized rate of $0.20 per share, beginning after the first full quarter following the completion of the offering. Based on our earnings history and the proceeds from the stock offering, we believe we will have the financial ability to pay this dividend. Based upon the offering expenses and other assumptions described in "Pro Forma Data," we expect to have between $20.6 million and $28.2 million in net proceeds at the minimum and maximum of the offering, respectively, that, subject to annual earnings and expenses, could be used to pay dividends. Future dividends are not guaranteed and will depend on our ability to pay them. We will not pay or take any steps to pay a tax-free dividend that qualifies as a return of capital for at least one year following the stock offering. See page 25.

Market for Common Stock

         We anticipate that our common stock will be listed for trading on the Nasdaq National Market under the symbol "HBOS." Our application to list our stock on the Nasdaq National Market is pending. However, due to the unpredictability of the stock market and other factors, persons purchasing shares may not be able to sell their shares when they want to, or at a price equal to or above $10.00.

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How to Purchase Common Stock

Note: Once we receive your order, you cannot cancel or change it without our consent. If we intend to sell fewer than 2,167,000 shares or more than 3,372,375 shares, all subscribers will be notified and given the opportunity to change or cancel their orders. If you do not respond to this notice, we will return your funds promptly with interest.

         If you want to subscribe for shares you must complete an original stock order form and drop it off at any HeritageBank of the South banking office or send it, together with full payment or withdrawal authorization, to Heritage Financial Group in the postage-paid envelope provided. You must sign the certification that is part of the stock order form. We must receive your stock order form on or before June 16, 2005.

         To ensure that we properly identify your subscription rights, you should list all of your deposit accounts as of the eligibility dates on the stock order form. If you fail to do so, your subscription may be reduced or rejected if the offering is oversubscribed.

         You may pay for shares in any of the following ways:

  By authorizing a withdrawal from deposit accounts at HeritageBank of the South. To use funds in an individual retirement account at HeritageBank of the South, you must transfer your account to an unaffiliated institution or broker. Please contact your broker or other self-directed IRA provider as soon as possible for assistance.

  By check or money order made payable to Heritage Financial Group; or

  By cash, if delivered in person to a full-service banking office of HeritageBank of the South, although we request that you exchange cash for a check with any of our tellers.

         We will pay interest on your subscription funds at the rate HeritageBank of the South pays on statement savings accounts from the date it receives your funds until the offering is completed or terminated. All funds authorized for withdrawal from deposit accounts with HeritageBank of the South will earn interest at the applicable account rate until the offering is completed. There will be no early withdrawal penalty for withdrawals from certificates of deposit used to pay for stock.

Stock Information Center

         If you have any questions regarding the offering, please call the stock information center at (229) 878-2055.

Subscription Rights Are Not Transferrable

         Subscription rights are not allowed to be transferred, and we will act to ensure that you do not do so. We will not accept any stock orders that we believe involve any transfer of subscription rights.

Important Risks in Owning Heritage Financial Group's Common Stock

         Before you decide to purchase stock, you should read the "Risk Factors" section on pages 14 to 18 of this document.

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RISK FACTORS

         You should consider these risk factors, in addition to the other information in this prospectus, before deciding whether to make an investment in this stock.

Heritage, MHC will own more than half of the stock of Heritage Financial Group. This means that Heritage, MHC will have enough votes to control what happens on most matters submitted to a vote of stockholders.

         Heritage, MHC is required by the regulations of the Office of Thrift Supervision to own more than half of the common stock of Heritage Financial Group. We expect Heritage, MHC will own approximately 70% of our shares immediately after the offering. The board of directors of Heritage, MHC will have the power to direct the voting of this stock. Depositors of HeritageBank of the South, who elect the board of Heritage, MHC, generally have assigned this right of election to the board by proxy. Therefore, the board of Heritage, MHC will control the results of most matters submitted to a vote of stockholders of Heritage Financial Group. We cannot assure you that the votes cast by Heritage, MHC will be in your personal best interests as a minority stockholder of Heritage Financial Group. For more information regarding your lack of voting control over Heritage Financial Group, see "Heritage, MHC" and "Restrictions on Acquisitions of Heritage Financial Group and HeritageBank of the South."

Our loan portfolio possesses increased risk due to our substantial number of multi-family, commercial real estate, commercial business and consumer loans.

         Our multi-family and commercial real estate loans accounted for approximately 23.35% of our total loan portfolio as of December 31, 2004. Our commercial business and consumer loans accounted, respectively, for approximately 11.90% and 30.09% of our total loan portfolio as of December 31, 2004. Generally, we consider these types of loans to involve a higher degree of risk compared to first mortgage loans on one- to four-family, owner-occupied residential properties. In addition, as we deploy the proceeds of this offering, we plan to increase our emphasis on multi-family, commercial real estate and commercial business lending. Because of our planned increased emphasis on and increased investment in multi-family and commercial real estate and commercial business lending, it may become necessary to increase the level of our provision for loan losses, which could decrease our net profits. For further information concerning the risks associated with multi-family, commercial real estate, commercial business and consumer loans, see "Business of Heritage Financial Group - Lending Activities" and "- Asset Quality."

We plan to increase residential and commercial construction lending activities, which will increase the risk in our loan portfolio.

         Our construction loan portfolio represented 3.46% of our total loan portfolio at December 31, 2004. Generally, we consider construction loans to involve a higher degree of risk than one- to four-family residential loans, because funds are advanced on the security of projects under construction and of uncertain value until completed. After completion of this offering, we intend to increase our residential and commercial construction lending, to the extent opportunities are available in our market area and meet our underwriting criteria. This increased emphasis on construction lending, particularly on commercial projects, may require us to increase the level of our provision for loan losses, which could decrease net profits. For further information concerning the risks associated with construction lending, see "Business of Heritage Financial Group - Lending Activities - Construction Lending" and "- Asset Quality."

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Rising interest rates may hurt our profits.

         To be profitable, we have to earn more money in interest we receive on loans and investments that we make than we pay to our depositors and lenders in interest. If interest rates rise, our net interest income and the value of our assets could be reduced if interest paid on interest-bearing liabilities, such as deposits and borrowings, increases more quickly than interest received on interest-earning assets, such as loans, other mortgage-related investments and investment securities. This is most likely to occur if short-term interest rates increase at a faster rate than long-term interest rates, which would cause income to go down. In addition, rising interest rates may hurt our income, because they may reduce the demand for loans and the value of our securities. For a further discussion of how changes in interest rates could impact us, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Asset and Liability Management and Market Risk."

If economic conditions deteriorate, our results of operations and financial condition could be adversely impacted as borrowers' ability to repay loans declines and the value of the collateral securing our loans decreases.

         Our financial results may be adversely affected by changes in prevailing economic conditions, including decreases in real estate values, changes in interest rates that cause a decrease in interest rate spreads, adverse employment conditions, the monetary and fiscal policies of the federal government and other significant external events. For example, a United States military base that supports approximately 2,855 jobs is one of the largest employers located within our market area. To date, the United States government's Base Realignment and Closure Commission has not indicated any intention to close the base or reduce the military presence in southern Georgia. If the base were to be closed, however, it would likely have a negative impact on the economy in our market area. In addition, we have a significant amount of real estate loans. Accordingly, decreases in real estate values could adversely affect the value of collateral securing our loans. Adverse changes in the economy may also have a negative effect on the ability of our borrowers to make timely repayments of their loans. In this regard, a substantial majority of our loans are to individuals and businesses in southwest Georgia. These factors could expose us to an increased risk of loan defaults and losses and have an adverse impact on our earnings.

Our use of proceeds from this offering to buy U.S. government and federal agency securities, mortgage-backed securities and deposits in financial institutions could increase our risk that changes in market interest rates will result in lower income.

         We intend to use the net proceeds from this offering to purchase U.S. government and federal agency securities, mortgage-backed securities and deposits in financial institutions with interest rates that fluctuate with the general trends in the U.S. bond market. These rates could decrease, causing us to earn less on these assets in the future.

Strong competition within our market area may limit our growth and profitability.

         Competition in the banking and financial services industry is intense. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources and lending limits than we do and may offer certain services that we do not or cannot provide. In addition, at least one proposed new bank has recently indicated its intention to open in our market area. Our profitability depends upon our continued ability to successfully compete in our market.

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After this offering, our compensation expenses will increase. Our return on equity also will be low compared to other companies. These factors could negatively impact the price of our stock.

         The proceeds we will receive from the sale of our common stock will significantly increase our capital and it will take us time to fully deploy those proceeds in our business operations. Our compensation expense will increase because of the costs associated with the employee stock ownership and stock-based incentive plans. We estimate the increase in compensation expense to be approximately $726,000 on an after-tax basis, based on the maximum of the valuation range. Expenses also are expected to increase as a result of the costs of being a public company. Therefore, we expect our return on equity to be below our historical level and less than many of our regional and national peers. This low return on equity could hurt our stock price. We cannot guarantee when or if we will achieve returns on equity that are comparable to industry peers. For further information regarding pro forma income and expenses, see "Pro Forma Data."

We intend to grant stock options and restricted stock to members of the board of directors and certain members of management following the offering, which could reduce your voting and ownership interests.

         If approved by a vote of our stockholders after the offering (excluding Heritage, MHC), we intend to establish a stock option plan with a number of shares equal to 4.90% of the amount of shares outstanding after the offering and a restricted stock plan with a number of shares equal to 1.96% of the amount of shares outstanding after the offering, for the benefit of directors, officers and employees of Heritage Financial Group and HeritageBank of the South. Shares issued upon the exercise of stock options will be paid for by the recipient in an amount equal to the fair market value of common stock on the date of the grant. This payment is not made until the option is actually exercised by the recipient. Restricted stock is a bonus paid in the form of stock, rather than cash, and is not paid for by the recipient. Awards under these plans will reduce the ownership interest of all stockholders and would dilute the voting interests of the original public stockholders by up to 6.59%. For further discussion regarding these plans, see "Pro Forma Data" and "Management - Benefits - Other Stock Benefit Plans."

The amount of common stock we will control, our charter and bylaws, and state and federal statutory provisions could discourage hostile acquisitions of control.

         Our board of directors and executive officers intend to purchase approximately 5.30% and 7.17% of the common stock sold in the offering at the maximum and minimum of the offering range, respectively. These purchases, together with the purchase of 13.07% of the shares by the employee stock ownership plan, as well as the potential acquisition of common stock through the proposed stock option plan and restricted stock plan could result in inside ownership of Heritage Financial Group in excess of 18.37% of the shares sold in the offering (or 5.51% of the total shares outstanding after the offering at the maximum of the valuation range). This inside ownership together with provisions in our charter and bylaws may have the effect of discouraging attempts to acquire Heritage Financial Group, pursue a proxy contest for control of Heritage Financial Group, assume control of Heritage Financial Group by a holder of a large block of common stock and remove Heritage Financial Group's management, all of which certain stockholders might think are in their best interests. These provisions include, among other things:

  staggered terms of the members of the board of directors;

  a prohibition, through February 12, 2007, on any holder of common stock voting more than 10% of the outstanding common stock (excluding Heritage, MHC);

  restrictions on the acquisition of our equity securities without regulatory approval; and

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  the authorization of 1,000,000 shares of serial preferred stock that could be issued without stockholder approval on terms or in circumstances that could deter a future takeover attempt.

Our stock price may decline when trading commences.

         We cannot guarantee that if you purchase shares in the offering you will be able to sell them at or above the $10.00 purchase price. After the shares of our common stock begin trading, the trading price of the common stock will be determined by the marketplace, and will be influenced by many factors, including prevailing interest rates, investor perceptions and general industry, geopolitical and economic conditions. Publicly traded stocks, including the stock of financial institutions, recently have experienced substantial market price volatility. These market fluctuations might not be related to the operating performance of particular companies whose shares are traded.

There may be a limited market for our common stock, which may lower our stock price.

         We have never issued common stock to the public. Consequently, there is no established market for our common stock. We expect our common stock to be listed for trading on the Nasdaq National Market under the symbol "HBOS." Keefe, Bruyette & Woods, Inc. currently intends to become a market maker in the common stock, but it is under no obligation to do so. We cannot assure you that any other firm will agree to act as a market maker or that a liquid trading market in our common stock will develop or how liquid that market might become. Persons purchasing shares may not be able to sell their shares when they desire if a liquid trading market does not develop and may not be able to sell them at a price equal to or above $10.00 per share even if a liquid trading market develops.

We operate in a highly regulated environment, and we may be adversely affected by changes in laws and regulations.

         HeritageBank of the South is subject to extensive regulation, supervision and examination by the Georgia Department of Banking and Finance, its chartering authority, and by the FDIC, its primary federal regulator. Both Heritage, MHC and Heritage Financial Group are subject to regulation and supervision by the Office of Thrift Supervision and the Georgia Department of Banking and Finance. This regulation and supervision governs the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in this regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Office of Thrift Supervision policy on remutualization transactions could prohibit acquisition of Heritage Financial Group, which may adversely affect our stock price.

         Current Office of Thrift Supervision regulations permit a mutual holding company to be acquired by a mutual institution in a remutualization transaction. The possibility of a remutualization transaction has resulted in a degree of takeover speculation for mutual holding companies that is reflected in the per share price of mutual holding companies' common stocks. However, the Office of Thrift Supervision has issued a policy statement indicating that it views remutualization transactions as raising significant issues concerning disparate treatment to minority stockholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. Under certain circumstances, the Office of Thrift Supervision intends to give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company, unless the applicant can clearly demonstrate that the Office of Thrift Supervision's concerns are not warranted in the particular case. Should the Office of Thrift Supervision prohibit or otherwise restrict these transactions in the future, our stock price may be adversely affected.

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RECENT DEVELOPMENTS

         The selected financial condition and operating data presented below as of March 31, 2005 and for the three months ended March 31, 2005 and 2004 is unaudited. In the opinion of management, the unaudited selected data contains all adjustments (none of which are other than normal recurring entries) necessary for a fair presentation of the results of such periods. This information should be read in conjunction with the audited consolidated financial statements and notes of Heritage Financial Group beginning on page F-1. The selected data as of and for the year ended December 31, 2004, is derived from those audited consolidated financial statements.

	At March 31, 2005	At December 31, 2004
	(In thousands)

Selected Financial Condition Data:
Total assets	$347,777	$343,468
Cash and cash equivalents	9,702	19,825
Securities available-for-sale, at fair value	70,585	59,288
Loans, net	237,414	235,277
Deposits	257,497	248,543
Borrowings	45,000	51,000
Total equity	39,236	39,134

	Three Months Ended March 31,
	2005	2004
	(In thousands)
Selected Operations Data:
Total interest and dividend income	$4,526	$4,521
Total interest expense	1,436	1,213
Net interest income	3,090	3,309
Provision for loan losses	100	---
Net interest income after provision for loan losses	2,990	3,309
Total non-interest income	1,229	1,260
Total non-interest expense	3,136	3,234
Income before taxes	1,083	1,334
Income tax provision	352	450
Net income	$ 731	$ 884

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	Three Months Ended March 31,
	2005	2004
Selected Financial Ratios and Other Data(1):
Performance Ratios:
Return on assets (ratio of net income to average total assets)	0.85%	1.04%
Return on equity (ratio of net income to average equity)	7.46%	9.29%

Interest Rate Spread Information:
Average during period	3.80%	4.20%
End of period	3.81%	4.30%
Net interest margin(1)	3.91%	4.28%
Operating expense to average total assets	3.63%	3.81%
Average interest-earning assets to average interest-bearing liabilities	1.06	1.05
Efficiency ratio(2)	72.61%	70.78%

Asset Quality Ratios:
Non-performing assets to total assets at end of period	0.15%	0.15%
Non-performing loans to total loans	0.17%	0.06%
Allowance for loan losses to non-performing loans	742.36%	2510.37%
Allowance for loans losses to net loans	1.25%	1.44%
Net charge offs to average loans outstanding	0.04%	0.05%

Capital Ratios:
Equity to total assets at end of period	11.28%	11.39%
Average equity to average assets	11.34%	11.21%
Other Data:
Number of full-service offices	6	7

________________

(1) Ratios are annualized where appropriate.
(2) Net interest income divided by average interest earning assets.
(3) Total non-interest expense as a percentage of net interest income plus non-interest income.

Management's Discussion and Analysis of Recent Developments

General

         The increase in market rates of interest during the first quarter of 2005 had a bigger impact on our interest-bearing liabilities than our interest-earning assets. This was primarily due to the large portion of fixed-rate loans in our portfolio. This caused a 40 basis point reduction in our net interest spread as compared to the first quarter of 2004. Our cost of funds has increased faster than our yield on loans and investments, due to the longer-term nature of our interest-earning assets. In 2005, as we increase our investment in business-related loans, which are considered to entail greater risks than one- to four-family residential loans, in order to help offset the pressure on our net interest margin, our provision for loan losses may increase to reflect this increased risk. As our assets adjust to the higher market rates of interest throughout the remainder of 2005, due to the origination of loans at current market rates and the repricing of adjustable rate loans, we expect our net interest margin to be maintained or increased in the next few quarters.

         We also believe that our non-interest expenses will be maintained or slightly decreased over the next few quarters, due to the strategies in place since 2002.

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Comparison of Financial Condition at March 31, 2005 and December 31, 2004

         Total assets increased by $4.3 million at March 31, 2005. This included a $2.1 million increase in loans and an $11.4 million increase in investments, as we utilized $10.1 million in cash and a $9.0 million increase in deposits. Deposits increased 3.6% to $257.5 million. The increase occurred primarily in interest-bearing deposits that had a negative impact on our net interest margin and interest rate spread.

         Total borrowings declined from $51.0 million at December 31, 2004 to $45.0 million at March 31, 2005. Short-term Federal Home Loan Bank advances were paid off prior to their maturity date utilizing the proceeds from the increase in deposits during the quarter. In connection with this payment, we incurred a prepayment penalty of $1,700.

         After recording net income of $731,000 for the first quarter of 2005 and an unrealized loss on securities available for sale of $629,000, total equity amounted to $39.2 million.

Comparison of Operating Results for the Three Months Ended March 31, 2005 and 2004

         General.Net income decreased by 17.3% to $731,000 for the quarter ended March 31, 2005 compared to $884,000 for the quarter ended March 31, 2004. The decrease was primarily due to an increase in interest expense, as a result of higher market rates of interest during the quarter, and an increase in the provision for loan losses.

         Interest Income. Total interest income at March 31, 2005 was consistent with the first quarter of 2004 at $4.5 million. Average interest earning assets increased $7.8 million, while the yield on interest-earning assets declined by 12 basis points, because a lower portion of our loan portfolio consisted of higher rate commercial and construction loans in the quarter ended March 31, 2005 than in the quarter ended March 31, 2004. In addition in 2005, we had more of our assets in our securities portfolio, which generally has a lower yield than our loan portfolio. This reduction was the result of our need to reduce commercial real estate loans to avoid regulatory limits applicable before HeritageBank of the South became a Georgia savings bank. In addition, available funds were invested in securities, which generally have a lower yield than loans have. Since that conversion on January 1, 2005, we have began to seek out more commercial real estate lending opportunities. Loans and investments are expected to reprice higher during the remaining three quarters of 2005 as a result of higher market rates of interest.

         Interest Expense. Total interest expense was $1.4 million for the first quarter of 2005 compared to $1.2 million during the first quarter of 2004. Average deposits decreased $801,000, but the cost of funds increased 27 basis points during the first quarter of 2005, because of increases in market rates of interest, compared to the first quarter of 2004.

         Net Interest Income. Net interest income amounted to $3.1 million for the quarter ended March 31, 2005 compared to $3.3 million for the quarter ended March 31, 2004. This was primarily due to a 40 basis point decrease in average interest rate spread during the quarter ended March 31, 2005 as compared to the quarter ended March 31, 2004. This reduction resulted from deposits repricing at a faster pace than loans, due to the increase in market rates of interest.

         Provision for Loan Losses. During the first quarter of 2005, we recorded a $100,000 provision for loan losses compared to no provision during the first quarter of 2004. Nonperforming loans increased by $96,000 to $660,000 at March 31, 2005. As a result, nonperforming loans to total loans increased from 0.06% at December 31, 2004 to 0.17% at March 31, 2005; however, the overall percentage of non-performing assets to total assets remained constant at 0.15%. Despite the provision, the allowance for loan losses to non-performing loans and to net loans was reduced.

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         Non-interest Income. Non-interest income remained consistent during the first quarter of 2005 compared to the first quarter of 2004. We recorded non-interest income of $1.2 million during both periods. Deposit account fees accounted for a high level of non-interest income in both periods.

         Noninterest Expense. Noninterest expense declined 3.0% during the first quarter of 2005 compared to the first quarter of 2004. The strategic plan initiated by management in 2002 remains firmly in place. Reductions continued in compensation expenses and other operating expenses, primarily due to the strategies initiated by management in 2002. Significant additional reductions are not anticipated in the future, especially to the extent asset growth is achieved.

         Income Tax Expense. Income tax expense was $99,000 less during the three months ended March 31, 2005 when compared to the three months ended March 31, 2004. The primary reason for this reduction was the decrease in income before taxes.

Regulatory Capital Ratios for Heritage Financial Group at March 31, 2005:(1)

	Actual		Minimum Capital Requirements
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)

Tier 1 leverage requirement(2)	$40,228	11.47%	$14,032	4.00%
____________________
(1)	See "We Exceed All Regulatory Capital Requirements" and "How We Are Regulated - Regulatory Capital Requirements" for more information about these capital requirements.
(2)	Based on adjusted quarterly average assets of $350.8 million for Heritage Financial Group.

Regulatory Capital Ratios for HeritageBank of the South at March 31, 2005:(1)

	Actual		Minimum Capital Requirements(1)		Minimum Required to Be Well Capitalized Under Prompt Corrective Action Provisions (2)
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)

Leverage requirement (Tier 1)(3) - FDIC	$35,422	10.22%	$13,868	4.00%	$17,335	5.00%

Leverage requirement (Tier 1)(3) - Georgia	35,442	10.22	15,602	4.50	n/a	n/a

Risk-based requirement (Tier 1) (4)	35,442	13.44	10,539	4.00	15,808	6.00

Risk-based requirement (Total 1) (4)	38,384	14.57	21,078	8.00	26,347	10.00
____________________
(1)	See "We Exceed All Regulatory Capital Requirements" and "How We Are Regulated - Regulatory Capital Requirements" for more information about these capital requirements.
(2)	See "How We Are Regulated - Regulatory Capital Requirements" for more information about these prompt corrective action provisions. Net interest income divided by average interest earning assets.
(3)	Based on adjusted quarterly average assets of $346.7 million for HeritageBank of the South.
(4)	Based on adjusted risk-weighted assets of $263.5 for HeritageBank of the South.

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SELECTED CONSOLIDATED FINANCIAL INFORMATION

         The summary information presented below under "Selected Financial Condition Data" and "Selected Operations Data" for, and as of the end of, each of the years ended December 31 is derived from our audited financial statements. The following information is only a summary and you should read it in conjunction with our financial statements and notes identified on page F-1.

	At December 31,
	2004	2003	2002	2001	2000
Selected Financial Condition Data:	(In thousands)

Total assets	$343,468	$335,668	$310,902	$293,218	$268,453
Loans, net	235,277	240,794	227,490	229,448	217,338
Securities available for sale, at fair value:
U.S. government and agency securities	11,528	8,960	4,983	6,581	12,456
Corporate debt securities	4,619	2,965	3,617	---	---
Mortgage-backed securities	26,478	24,481	16,922	15,121	6,365
State, county and municipal	8,874	7,210	7,118	6,792	---
Mutual funds	7,789	7,896	2,994	---	---
Federal Home Loan Bank stock, at cost	2,957	2,000	1,750	1,282	1,160
Deposits	248,543	255,321	237,294	215,786	217,582
Federal Home Loan Bank advances and other borrowings	51,000	40,000	35,000	42,890	14,390
Total equity	39,134	36,987	34,288	33,072	33,562

	For the Year Ended December 31,
	2004	2003	2002	2001	2000
	(In thousands)
Selected Operations Data:
Total interest and dividend income	$17,780	$18,720	$19,591	$20,842	$20,403
Total interest expense	4,898	5,853	6,756	9,200	10,009
Net interest income	12,882	12,867	12,835	11,642	10,394
Provision for loan losses	200	650	2,750	4,362	960
Net interest income after provision for loan losses	12,682	12,217	10,085	7,280	9,434
Fees and service charges	3,932	2,969	2,603	2,555	3,176
Gain (loss) on sales of investment securities	139	403	1,649	(11)	9
Other non-interest income	1,384	1,589	1,003	907	723
Total non-interest income	5,455	4,961	5,255	3,451	3,908
Total non-interest expense	13,054	13,849	12,932	12,169	9,998
Income (loss) before taxes and extraordinary item	5,083	3,329	2,407	(1,438)	3,343
Income tax provision (benefit)	1,550	1,053	839	(1,164) (1)	--- (1)
Net income (loss)	$ 3,533	$ 2,276	$ 1,568	$ (274)	$ 3,343

(Footnotes begin on next page)

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	Year Ended December 31,
	2004	2003	2002	2001	2000
Selected Financial Ratios and Other Data:

Performance Ratios:
Return on assets (ratio of net income to average total assets)	1.04%	0.70%	0.52%	(0.10)%	1.27%
Return on equity (ratio of net income to average equity)	9.28%	6.39%	4.66%	(0.82)%	10.52%
Return on assets, net of tax(1)	1.04%	0.70%	0.52%	(0.35)%	0.87%
Return on equity, net of tax(1)	9.28%	6.39%	4.66%	(2.94)%	7.16%

Interest Rate Spread Information:
Average during period	4.08%	4.14%	4.57%	4.45%	4.20%
End of period	3.92%	4.24%	4.60%	4.19%	4.42%
Net interest margin(2)	4.24%	4.31%	4.71%	4.35%	4.94%
Operating expense to average total assets	3.84%	4.28%	4.28%	4.33%	3.83%
Average interest-earning assets to average interest-bearing liabilities	110.10%	108.63%	109.00%	104.55%	103.40%
Efficiency ratio(3)	71.19%	77.68%	71.49%	80.63%	69.91%

Asset Quality Ratios:
Non-performing assets to total assets at end of period	0.22%	0.26%	0.44%	1.51%	0.42%
Non-performing loans to total loans	0.24%	0.19%	0.37%	1.22%	0.52%
Allowance for loan losses to non-performing loans	525.71%	754.96%	402.00%	82.81%	206.67%
Allowance for loans losses to net loans	1.24%	1.43%	1.48%	1.01%	1.07%
Net charge offs to average loans outstanding	0.30%	0.24%	0.71%	1.94%	0.30%

Capital Ratios:
Equity to total assets at end of period	11.39%	11.02%	11.03%	11.28%	12.50%
Average equity to average assets	11.21%	11.02%	11.15%	11.86%	12.25%

Other Data:
Number of full-service offices	6	7	8	8	8

_____________________
(1)	HeritageBank of the South was a federal credit union prior to June 2001 and was exempt from federal and state income tax. Had HeritageBank of the South been subject to federal and state income taxes for the full fiscal year ended December 31, 2001, and for the fiscal year ended December 31, 2000, income tax expense (benefit), assuming an effective tax rate of 32.0%, would have been $(460,000) and $1.1 million, respectively, and net income (loss) would have been $(978,000) and $2.3 million, respectively.
(2)	Net interest income divided by average interest-earning assets.
(3)	Total non-interest expense as a percentage of net interest income plus non-interest income.

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HERITAGE, MHC

         Heritage, MHC is a federal mutual holding company that owns 100% of our shares and is expected to own approximately 70% of our shares after the offering. Under Office of Thrift Supervision regulations, Heritage, MHC must own at least a majority of our outstanding shares in order to qualify as a mutual holding company. Persons with membership and liquidation rights in Heritage, MHC are the depositors of HeritageBank of the South. Members of Heritage, MHC have the authority to elect the board of directors of Heritage, MHC.

         Heritage, MHC's principal assets are the shares of our common stock it owns and $36,000 in cash from the $50,000 originally contributed by HeritageBank of the South as initial capitalization in 2002. Heritage, MHC does not intend to conduct any business, except to own a majority of our common stock and invest any money it has. Heritage, MHC is a mutual corporation chartered under federal law and regulated by the Office of Thrift Supervision. Heritage, MHC is subject to the limitations and restrictions imposed on savings association holding companies by the Home Owners' Loan Act. See "How We Are Regulated - Heritage, MHC."

         The executive offices of Heritage, MHC are located at 310 West Oglethorpe Boulevard, Albany, Georgia 31701, and its telephone number is (229) 878-3325.

HERITAGE FINANCIAL GROUP

         We are incorporated under federal law to hold all of the stock of HeritageBank of the South. We are subject to regulation by the Office of Thrift Supervision as a savings association holding company, because in connection with its conversion to a Georgia savings bank, HeritageBank of the South elected to be treated as a savings association for holding company purposes. See "How We are Regulated - Heritage Financial Group." We have no significant assets other than all of the outstanding shares of common stock of HeritageBank of the South and $4.2 million in cash and investment securities (originally a $4.8 million contribution from HeritageBank of the South when Heritage Financial Group was formed). After the offering, we will have an additional $10.3 million from the net proceeds of the offering at the maximum of the offering range, which we intend to retain, rather than contribute to HeritageBank of the South or loan to our employee stock ownership plan. We have no significant liabilities. See "How We Intend to Use the Proceeds."

         Some of the directors and executive officers of HeritageBank of the South serve as the directors and executive officers of Heritage Financial Group. See "Management." We use the support staff of HeritageBank of the South from time to time, and we pay HeritageBank of the South for this expense. If we expand or change our business in the future, we may hire our own employees.

         We intend to pay for our business activities, with our existing capital, the proceeds we keep from this offering, money earned from investing those proceeds and dividends we receive from HeritageBank of the South. See "Our Policy Regarding Dividends."

         Our principal executive offices are located at 310 West Oglethorpe Boulevard, Albany, Georgia 31701, and our telephone number is (229) 878-3325.

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HERITAGEBANK OF THE SOUTH

         HeritageBank of the South became a Georgia-chartered savings bank on January 1, 2005, with six full service banking offices. Prior to that date, HeritageBank of the South was a federally chartered savings bank. HeritageBank of the South converted from a federal credit union to a federally chartered savings bank in June 2001. At December 31, 2004, HeritageBank of the South had total assets of $338.3 million, total deposits of $248.6 million and total equity of $34.5 million. For more information regarding the business and operations of HeritageBank of the South, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business of Heritage Financial Group."

         HeritageBank of the South is examined and regulated by the Georgia Department of Banking and Finance and the FDIC, its primary federal regulator. HeritageBank of the South is required by the Board of Governors of the Federal Reserve System to have certain reserves and is a member of the Federal Home Loan Bank of Atlanta, which is one of the 12 regional banks in the Federal Home Loan Bank System.

         The executive offices of HeritageBank of the South are located at 721 North Westover Boulevard, Albany, Georgia 31707, and its telephone number is (229) 883-5701.

HOW WE INTEND TO USE THE PROCEEDS OF THE OFFERING

         Although the actual net proceeds from the sale of the shares of common stock cannot be determined until the offering is completed, we presently anticipate that the net proceeds from the sale of the shares of common stock will be between $20.6 million and $28.2 million, and up to $32.5 million assuming an increase in the estimated value of the common stock sold in the offering by 15%. See "Pro Forma Data" and "The Stock Offering - How We Determined Our Price and the Number of Shares to be Issued in the Stock Offering" as to the assumptions used to arrive at such amounts.

         We intend to use the net proceeds received from the stock offering as follows:

	Minimum	Maximum	Maximum, as adjusted

Retained by Heritage Financial Group and initially placed in short-term investments for general corporate purposes	$ 7,473,500	$10,253,500	$11,852,000
Loan to employee stock ownership plan	2,832,000	3,832,000	4,407,000
Contributed to HeritageBank of the South	10,305,500	14,085,500	16,259,000
Net proceeds from stock offering	$20,611,000	$28,171,000	$32,518,000

         Heritage Financial Group will retain 50% of the net proceeds of the offering, from which the loan will be made to the employee stock ownership plan, and will contribute the remaining 50% of the net proceeds to HeritageBank of the South. We intend to make a loan directly to the employee stock ownership plan to enable it to purchase up to 13.1% of the shares sold in the offering, or 3.9% of the shares outstanding after the offering. Based upon its purchase of 283,200 shares of common stock and 383,200 shares of common stock at the minimum and maximum of the estimated offering range, respectively, the loan to the employee stock ownership plan would be $2.8 million and $3.8 million, respectively. See "Management - Benefits - Employee Stock Ownership Plan." The remaining net proceeds retained by us initially may be used to invest in U.S. Government and federal agency securities of various maturities, mortgage-backed or other securities, deposits in either HeritageBank of the South or other financial institutions, or a combination thereof. The net proceeds initially retained by us ultimately may be used to:

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  support the lending activities of HeritageBank of the South;

  repay borrowings in the ordinary course of business; or

  support future expansion of operations through the establishment of additional banking offices or other customer facilities or through acquisitions of other financial institutions or branch offices, although no acquisition transactions are specifically being considered at this time.

The net proceeds from the offering also may be used for other business and investment purposes, including the payment of regular or special cash dividends, possible repurchases of common stock or returns of capital. Heritage, MHC and HeritageBank of the South have committed, however, not to take any action to further the payment of any return of capital on the common stock during the one-year period subsequent to completion of the offering. In addition, the Office of Thrift Supervision generally will not permit us to repurchase shares of common stock for one year after completion of this offering, except to cover management recognition plans ratified by stockholders and tax qualified employee stock benefit plans. Management may consider expanding or diversifying our activities, as opportunities become available.

         Following the completion of the offering, to the extent permitted by the Office of Thrift Supervision, which generally prohibits repurchases for one year, and based upon then existing facts and circumstances, our board of directors may determine to repurchase shares of our common stock, subject to applicable state and federal laws and regulations. These facts and circumstances may include but not be limited to:

  market and economic factors, including the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in the investment, the ability to increase the book value and/or earnings per share of the remaining outstanding shares and an improvement in our return on equity;

  the avoidance of dilution to stockholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans; and

  any other circumstances in which repurchases would be in the best interests of Heritage Financial Group and our stockholders.

Any stock repurchases will be subject to the determination of our board of directors that HeritageBank of the South will be capitalized in excess of all applicable regulatory requirements after any such repurchases.

         The portion of the net proceeds contributed by us to HeritageBank of the South will be added to HeritageBank of the South's general funds to be used for general corporate purposes, including increased lending activities. The amount of net proceeds received by HeritageBank of the South will further strengthen HeritageBank of the South's capital position, which already substantially exceeds all regulatory requirements. After the offering, based upon the maximum of the estimated offering range, HeritageBank of the South's tangible capital ratio will be approximately 13.90%. As a result, HeritageBank of the South will continue to be a well-capitalized institution under federal law and will continue to meet its Georgia capital requirement. See "How We Are Regulated - Regulatory Capital Requirements."

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         The net proceeds may vary because total expenses of the offering may be more or less than those estimated. The net proceeds also will vary if the number of shares to be issued in the offering is adjusted to reflect a change in the estimated pro forma market value of Heritage Financial Group. Payments for shares made through withdrawals from existing deposit accounts at HeritageBank of the South will not result in the receipt of new funds for investment by HeritageBank of the South but will result in a reduction of HeritageBank of the South's interest expense and liabilities as funds are transferred from interest-bearing certificates or other deposit accounts.

MARKET FOR THE COMMON STOCK

         Because this is our first offering of shares in a public offering, there is no established market for our common stock. We have applied to have our common stock listed for trading on the Nasdaq National Market under the symbol "HBOS." Keefe, Bruyette & Woods, Inc. has advised us that it intends to make a market in our common stock following the offering, but it is under no obligation to do so. The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends on the existence of willing buyers and sellers, the presence of which is not within our control or the control of any market maker. Accordingly, the number of active buyers and sellers of our common stock at any particular time may be limited. Although we intend to meet the requirements for listing on the Nasdaq National Market, you could have difficulty selling your shares of common stock. We cannot assure you that an active and liquid trading market for our common stock will develop or, if developed, will be maintained. Nor can we assure you that, if you purchase shares of common stock in the offering, you will be able to sell them at a price equal to or above $10.00 per share.

OUR POLICY REGARDING DIVIDENDS

         Our board of directors currently intends to pay quarterly cash dividends on the common stock, beginning after the first full quarter following completion of the offering. The initial annual dividend rate to be paid on our common stock will be at an annualized rate of $0.20 per share. The continued payment of dividends will depend upon a number of factors, including capital requirements, Heritage Financial Group's and HeritageBank of the South's financial condition and results of operations, tax considerations, statutory and regulatory limitations and general economic conditions. Based upon anticipated offering expenses and other assumptions described in "Pro Forma Data," including the contribution of 50% of the net proceeds to HeritageBank of the South, we expect Heritage Financial Group will have between $7.5 million and $10.3 million from the net proceeds at the minimum and maximum of the offering, respectively, that could be used to pay dividends, subject to our annual earnings and expenses. Future dividends are not guaranteed and will depend on our ability to pay them. Under guidelines of the Georgia Department of Banking and Finance, we generally would be prohibited from paying dividends on our common stock if we did not meet our capital requirement or our debt-to-equity ratio was more than 30%. Our debt-to-equity ratio at December 31, 2004 was 0%.

         If we pay dividends to our stockholders, we also will be required to pay dividends to Heritage, MHC unless Heritage, MHC elects to waive the receipt of dividends. We anticipate that Heritage, MHC will waive any dividends paid by us. Any decision to waive dividends will be subject to regulatory approval of the Office of Thrift Supervision. Under applicable federal regulations, public stockholders would not be diluted for any dividends waived by Heritage, MHC in the event Heritage, MHC converts to stock form. See "How We are Regulated - Holding Company Regulation."

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         Our future payment of dividends will depend, in large part, upon receipt of dividends from HeritageBank of the South, because we initially will have no source of income other than dividends from HeritageBank of the South, earnings from the investment of existing capital and proceeds of this offering retained by us, and interest payments on our loan to the employee stock ownership plan. Georgia law and regulations impose limits on dividend payments by Georgia savings banks, and the Office of Thrift Supervision imposes limitations on "capital distributions" by state-chartered savings banks owned by savings association holding companies. See "How We Are Regulated - Limitations on Dividends and Other Capital Distributions."

         Any payment of dividends by HeritageBank of the South to us that would be deemed to be drawn out of HeritageBank of the South's bad debt reserves would require a payment of taxes at the then-current tax rate by HeritageBank of the South on the amount of earnings deemed to be removed from the reserves for such distribution. HeritageBank of the South does not intend to make any distribution to us that would create such a federal tax liability. See "Taxation."

         No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in future periods. If Heritage, MHC does not waive the receipt of any dividends we pay, the amount of dividends payable by us to public stockholders may be reduced. Special cash dividends, stock dividends or returns of capital may be paid in addition to, or in lieu of, regular cash dividends, to the extent permitted by Office of Thrift Supervision policy and regulations. We have no intention to initiate any action that leads to a return of capital (as distinguished from a dividend) to stockholders. We intend to file consolidated tax returns with HeritageBank of the South in the future. Accordingly, it is anticipated that any cash distributions we make to our stockholders would be treated as cash dividends and not as a non-taxable return of capital for federal and state tax purposes.

PRO FORMA DATA

         The actual net proceeds from the sale of the common stock cannot be determined until the offering is completed. However, net proceeds are currently estimated to be between $20.6 million and $28.2 million, or $32.5 million in the event the estimated offering range is increased by 15%, based upon the following assumptions:

  all shares of common stock will be sold through non-transferable rights to subscribe for the common stock, in order of priority, to Eligible Account Holders, the employee stock ownership plan, Supplemental Eligible Account Holders, Other Members and Directors, Officers and Employees in the subscription offering;

  no fees will be paid to Keefe, Bruyette & Woods, Inc. on shares purchased by (1) the employee stock ownership plan and any other employee benefit plan of Heritage Financial Group or HeritageBank of the South or (2) officers, directors, employees and members of their immediate families;

  Keefe, Bruyette & Woods, Inc. will receive a fee equal to 1.35% of the aggregate purchase price for sales in the subscription offering, excluding shares sold to the employee stock ownership plan, employee benefit plans, directors, officers, employees and their immediate families; and

  total expenses, excluding the fees paid to Keefe, Bruyette & Woods, Inc., will be $819,000, although actual expenses may vary from those estimated.

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         Pro forma consolidated net income and stockholders' equity of Heritage Financial Group have been calculated for the year ended December 31, 2004, as if the common stock to be issued in the offering had been sold at the beginning of the period and the net proceeds had been invested at 2.77%, which represents the yield on one-year U.S. Government securities at December 31, 2004. In light of changes in interest rates in recent periods, we believe this yield more accurately reflects available reinvestment rates than the arithmetic average method. The effect of withdrawals from deposit accounts for the purchase of common stock has not been reflected. A tax rate of 31.0% has been assumed for periods resulting in an after-tax yield of 1.91% for the year ended December 31, 2004. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock, as adjusted to give effect to the shares purchased by the employee stock ownership plan. See Note 3 to the tables below. As discussed under "How We Intend to Use the Proceeds of the Offering," We intend to make a loan to fund the purchase of common stock by the employee stock ownership plan and to retain up to 50% of the net proceeds from the offering.

         No effect has been given in the tables to the issuance of additional shares of common stock pursuant to the proposed stock option plan. See "Management - Benefits -- Other Stock Benefit Plans." The table below gives effect to the restricted stock plan, which we expect to adopt following the offering and presented along with the stock option plan to stockholders for approval at an annual or special meeting of stockholders to be held at least six months following the completion of the offering. If the restricted stock plan is approved by stockholders, the restricted stock plan intends to acquire an amount of common stock equal to 1.96% of the shares of common stock outstanding after the offering, either through open market purchases or from authorized but unissued shares of common stock, if permissible. The table below assumes that stockholder approval has been obtained, as to which there can be no assurance, and that the shares acquired by the restricted stock plan are purchased in the open market at $10.00 per share. No effect has been given to Heritage Financial Group's results of operations after the offering, the market price of the common stock after the offering or a less than 1.96% purchase by the restricted stock plan.

         The pro forma stockholders' equity is not intended to represent the fair market value of the common stock and may be different than amounts that would be available for distribution to stockholders in the event of liquidation.

         The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur and should not be taken as indicative of future results of operations. Pro forma stockholders' equity represents the difference between the stated amount of assets and liabilities of Heritage Financial Group computed in accordance with accounting principles generally accepted for financial reporting in the United States of America ("GAAP"). Heritage Financial Group is offering its common stock on a best efforts basis and must sell a minimum of 2,167,500 shares to complete the offering.

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	At or For the Year Ended December 31, 2004
	2,167,500 Shares Sold at $10.00 Per Share (Minimum of Range)	2,550,000 Shares Sold at $10.00 Per Share (Midpoint of Range)	2,932,500 Shares Sold at $10.00 Per Share (Maximum of Range)	3,372,375 Shares Sold at $10.00 Per Share (Maximum of Range, as Adjusted)(1)
	(Dollars in thousands)
Gross proceeds	$21,675	$25,500	$29,325	$33,724
Less offering expenses and commissions(2)	(1,064)	(1,109)	(1,154)	(1,206)
Estimated net proceeds	20,611	24,391	28,171	32,518

Less: Shares purchased by the employee stock ownership plan(3)	(2,832)	(3,332)	(3,832)	(4,407)
Shares purchased by the restricted stock plan(4)	(1,416)	(1,666)	(1,916)	(2,203)

Estimated proceeds available for investment(5)	$16,363	$19,393	$22,423	$25,908

Net income:
Historical	$ 3,533	$ 3,533	$ 3,533	$ 3,533
Pro forma adjustments:
Pro forma income on net proceeds	313	370	428	495
Pro forma employee stock ownership plan adjustment(3)	(195)	(230)	(264)	(304)
Pro forma stock option adjustment(6)	(146)	(172)	(198)	(228)
Pro forma restricted stock plan adjustment(4)	(195)	(230)	(264)	(304)
Pro forma net income	$ 3,310	$ 3,271	$ 3,235	$ 3,192
Net income per share:
Historical	$ 0.51	$ 0.43	$ 0.37	$ 0.32
Pro forma adjustments:
Pro forma income on net proceeds, as adjusted	0.04	0.05	0.05	0.05
Pro forma employee stock ownership plan adjustment(3)	(0.03)	(0.03)	(0.03)	(0.03)
Pro forma stock option adjustment(6)	(0.02)	(0.02)	(0.02)	(0.02)
Pro forma restricted stock plan adjustment(4)	(0.03)	(0.03)	(0.03)	(0.03)
Pro forma net income per share(3)(4)(6)(7)	$ 0.47	$ 0.40	$ 0.34	$ 0.29
Number of shares outstanding for pro forma net income per share calculations(7)	6,970,102	8,200,120	9,430,138	10,844,659

Offering price to pro forma net income per share	21.28x	25.00x	29.41x	34.48x

(Footnotes begin on next page)

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	At or For the Year Ended December 31, 2004
	2,167,500 Shares Sold at $10.00 Per Share (Minimum of Range)	2,550,000 Shares Sold at $10.00 Per Share (Midpoint of Range)	2,932,500 Shares Sold at $10.00 Per Share (Maximum of Range)	3,372,375 Shares Sold at $10.00 Per Share (Maximum of Range, as Adjusted)(1)
	(Dollars in thousands)
Stockholders' equity:
Historical	$39,134	$39,134	$39,134	$39,134
Estimated net proceeds	20,611	24,391	28,171	32,518
Less: Common stock acquired by the employee stock ownership plan(3)	(2,832)	(3,332)	(3,832)	(4,407)
Less: Common stock to be acquired by the restricted stock plan(4)	(1,416)	(1,666)	(1,916)	(2,203)
Pro forma stockholders' equity(3)(4)(8)	$55,497	$58,527	$61,557	$65,042
Stockholders' equity per share:
Historical	$ 5.42	$ 4.61	$ 4.01	$ 3.48
Estimated net proceeds	2.85	2.87	2.88	2.90
Less: Common stock acquired by the employee stock ownership plan(3)	(0.39)	(0.39)	(0.39)	(0.39)
Common stock to be acquired by the restricted stock plan(4)	(0.20)	(0.20)	(0.20)	(0.20)
Pro forma stockholders' equity per share(3)(4)(6)(7)(8)	$ 7.68	$ 6.89	$ 6.30	$ 5.79
Offering price as a percentage of pro forma stockholders' equity(7)	130.21%	145.14%	158.73%	172.71%

Number of shares outstanding for pro forma stockholders' equity per share calculations(7)	7,225,000	8,500,000	9,775,000	11,241,250

_________________
(1)	As adjusted to give effect to an increase in the number of shares that could occur due to an increase in the estimated offering range of up to 15% to reflect changes in market and financial conditions following the commencement of the offering.
(2)	Includes a fee to Keefe, Bruyette & Woods, Inc. equal to 1.35% of the aggregate purchase price, excluding shares sold to the employee stock ownership plan and to directors and executive officers and their associates, and total other offering expenses estimated at $819,000.
(3)	It is assumed that 3.92% of the shares outstanding after the offering will be purchased by the employee stock ownership plan with funds loaned by Heritage Financial Group. Heritage Financial Group intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal and interest requirement of the debt. The pro forma net earnings assumes (i) that the loan to the employee stock ownership plan is payable over 10 years, with the employee stock ownership plan shares having an average fair value of $10.00 per share in accordance with SOP 93-6 of the AICPA entitled "Employers' Accounting for Employee Stock Ownership Plans," and (ii) the effective tax rate was 31.0% for the period. See "Management - Benefits -- Employee Stock Ownership Plan."
(4)	It is assumed that the restricted stock plan will purchase, following stockholder approval of such plan, a number of shares of common stock equal to 1.96% of the shares of common stock outstanding after the offering for issuance to directors, officers and employees. Funds used by the restricted stock plan to purchase the shares initially will be contributed to the restricted stock plan by Heritage Financial Group. It is further assumed that the shares were acquired by the restricted stock plan at the beginning of the period presented in open market purchases at the $10.00 purchase price and that 20% of the amount contributed, net of taxes, was an amortized expense during the year ended December 31, 2004. The issuance of authorized but unissued shares of common stock pursuant to the restricted stock plan would dilute the voting interests of existing stockholders by approximately 1.92% and under such circumstances pro forma net earnings per share for the year ended December 31, 2004 would be $0.47, $0.39, $0.34 and $0.29, at the minimum, midpoint, maximum and 15% above the maximum of the estimated offering range, respectively, and pro forma stockholders' equity per share at December 31, 2004 would be $7.73, $6.95, 6.37 and $5.87 at the minimum, midpoint, maximum and 15% above the maximum of such range, respectively. There can be no assurance that the actual purchase price of shares purchased by or issued to the restricted stock plan will be $10.00 per share. See "Management - Benefits -- Other Stock Benefit Plans."

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(5)	Estimated proceeds available for investment consists of the estimated net proceeds from the offering minus (i) the proceeds attributable to the purchase by the employee stock ownership plan and (ii) the value of the shares to be purchased by the restricted stock plan, subject to stockholder approval, after the offering at an assumed purchase price of $10.00 per share.
(6)	The pro forma net income assumes that the options granted under the stock option plan have a value of $2.28 per option, which was determined using the Black-Scholes-Merton option pricing formula using the following assumptions: (i) the trading price on date of grant was $10.00 per share; (ii) exercise price is equal to the trading price on the date of grant; (iii) dividend yield of 2.0%; (iv) expected life of 10 years; (v) expected volatility of 14.16%; (vi) risk-free interest rate of 4.24%; and (vii) 30% of the options will qualify for incentive stock option treatment. Because there is currently no market for Heritage Financial Group's common stock, the assumed expected volatility is based on the SNL Financial MHC index. If the fair market value per share on the date of grant is different than $10.00, or if the assumptions used in the option pricing formula are different from those used in preparing this pro forma data, the value of the options and the related expense recognized will be different. There can be no assurance that the actual fair market value per share on the date of grant, and correspondingly the exercise price of the options, will be $10.00 per share. The issuance of authorized but unissued shares of stock instead of open market purchases to fund exercises of options granted under the stock option plan would dilute the voting interests of existing stockholders by approximately 4.67%. See "Management - Benefits - Other Stock Benefit Plans."
(7)	The per share calculations are determined by adding the total number of shares outstanding after the offering and for purposes of calculating net income per share, in accordance with SOP 93-6, subtracting 254,898 shares, 299,880 shares, 334,862 shares, and 396,591 shares, at the minimum, midpoint, maximum and 15% above the maximum of the offering range, respectively, representing the employee stock ownership plan shares that have not been committed for release during the year ended December 31, 2004. See note 3 above. For purposes of calculating pro forma stockholders' equity per share, it is assumed that shares outstanding total 7,225,000 shares at the minimum of the estimated pro forma market value of Heritage Financial Group, or the estimated valuation range, 8,500,000 shares at the midpoint of the range, 9,775,000 shares at the maximum of the range and 11,241,250 shares at 15% above the maximum of the range, respectively.
(8)	Certain distributions from HeritageBank of the South's equity capital may be treated as being from its accumulated bad debt reserve for tax purposes, which would cause HeritageBank of the South to have additional taxable income. See "Taxation - Federal Taxation." Pro forma stockholders' equity and pro forma stockholders' equity per share do not give effect to the bad debt reserves established by HeritageBank of the South for federal income tax purposes in the event of a liquidation of HeritageBank of the South.

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CAPITALIZATION

         The following table presents the historical capitalization at December 31, 2004 and the pro forma consolidated capitalization of Heritage Financial Group after giving effect to the offering, excluding assumed earnings on the net proceeds, based upon the sale of the number of shares shown below and the other assumptions set forth under "Pro Forma Data."

	Heritage Financial Group - Pro Forma Based Upon Sale at $10.00 Per Share
	Historical Capitalization	2,167,500 Shares (Minimum of Range)	2,550,000 Shares (Midpoint of Range)	2,932,500 Shares (Maximum of Range)	3,372,500 Shares(1) (Maximum of Range, as Adjusted)
	(In thousands)

Deposits(2)	$248,543	$248,543	$248,543	$248,543	$248,543
Borrowings	51,000	51,000	51,000	51,000	51,000
Total deposits and borrowings	$299,543	$299,543	$299,543	$299,543	$299,543
Stockholders' equity
Preferred stock, $0.01 par value, 1,000,000 shares authorized, none issued	$ ---	$ ---	$ ---	$ ---	$ ---
Common stock, $0.01 par value, 25,000,000 shares authorized; shares to be issued as reflected(3)	---	72	85	98	112
Additional paid-in capital	4,800	20,539	29,106	32,873	37,206
Retained earnings	35,936	35,936	35,936	35,936	35,936
Accumulated other comprehensive loss	(1,602)	(1,602)	(1,602)	(1,602)	(1,602)
Less:
Common stock to be acquired by the employee stock ownership plan(4)	---	(2,832)	(3,332)	(3,832)	(4,407)
Common stock to be acquired by the restricted stock plan(5)	---	(1,416)	(1,666)	(1,916)	(2,203)
Total stockholders' equity	$39,134	$55,497	$58,527	$61,557	$65,042
________________

(1)	As adjusted to give effect to an increase in the number of shares that could occur due to an increase in the estimated offering range of up to 15% to reflect changes in market and financial conditions following the commencement of the offering.

(2)	Does not reflect withdrawals from deposit accounts for the purchase of common stock in the offering. Any withdrawals would reduce pro forma deposits by the amount of the withdrawals.
(3)	Reflects the issuance of the shares of common stock to be sold in the offering. No effect has been given to the issuance of additional shares of common stock pursuant to the proposed stock option plan. See "Pro Forma Data" and "Management - Benefits - Other Stock Benefit Plans."

(4)	Assumes that 3.92% of the shares outstanding after the offering will be purchased by the employee stock ownership plan, which is reflected as a reduction from stockholders' equity. The employee stock ownership plan shares will be purchased with funds loaned to the employee stock ownership plan by Heritage Financial Group. See "Pro Forma Data" and "Management - Benefits -- Employee Stock Ownership Plan."

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(5)	Heritage Financial Group intends to adopt the restricted stock plan and to submit the plan to stockholders at an annual or special meeting of stockholders held at least six months following the completion of the offering. If the plan is approved by stockholders, Heritage Financial Group intends to contribute sufficient funds to the restricted stock plan to enable the plan to purchase a number of shares of common stock equal to 1.96% of the shares of common stock outstanding after the offering. This assumes that stockholder approval has been obtained and that the shares have been purchased in the open market at the purchase price. However, in the event Heritage Financial Group issues authorized but unissued shares of common stock to the restricted stock plan, the voting interests of existing stockholders would be diluted approximately 1.92% . The shares are reflected as a reduction of stockholders' equity. See "Pro Forma Data" and "Management - Benefits -- Other Stock Benefit Plans."

WE EXCEED ALL REGULATORY CAPITAL REQUIREMENTS

         At December 31, 2004, HeritageBank of the South exceeded all of the regulatory capital requirements applicable to it. On that date, HeritageBank of the South was subject to capital requirements imposed by the Office of Thrift Supervision. Upon its conversion to a Georgia savings bank on January 1, 2005, HeritageBank of the South became subject to the capital requirements imposed by the FDIC and the Georgia Department of Banking and Finance. In addition, as of that date, Heritage Financial Group became subject to a capital requirement under policies of the Georgia Department of Banking and Finance. See "How We Are Regulated - Regulatory Capital Requirements."

         The table on the following page sets forth the regulatory capital of HeritageBank of the South at December 31, 2004 under regulations of the FDIC (as if it were subject to those regulations on that date) and the pro forma regulatory capital of HeritageBank of the South under regulations of the FDIC after giving effect to the offering based upon the sale of the number of shares shown in the table. The pro forma regulatory capital amounts reflect the receipt by HeritageBank of the South of 50% of the net proceeds, after expenses. The pro forma risk-based capital amounts assume the investment of the net proceeds received by HeritageBank of the South in assets which have a risk-weight of 20% under applicable regulations, as if such net proceeds had been received and so applied at December 31, 2004.

         The Georgia Department of Banking and Finance requires HeritageBank of the South to meet a leverage capital requirement based on the leverage requirement imposed by the FDIC, except that the required minimum is 4.5%, rather than 4.0%. In addition, any savings bank with a leverage ratio of less than 5.5% must adopt a policy addressing the maintenance of adequate capital. See "How We Are Regulated - Regulatory Capital Requirements."

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			Pro Forma at December 31, 2004
	Historical at December 31, 2004		2,167,500 Shares Sold at $10.00 per Share		2,550,000 Shares Sold at $10.00 per Share		2,932,500 Shares Sold at $10.00 per Share		3,372,375 Shares Sold at $10.00 per Share
	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)
	(Dollars in thousands)
Equity capital under GAAP	$34,342	10.28%	$44,648	12.96%	$46,537	13.43%	$48,428	13.90%	$50,601	14.44%

Leverage requirement:
Tier 1 capital	$34,808	10.42%	$45,114	13.10%	$47,003	13.57%	$48,894	14.04%	$51,067	14.57%
Requirement	13,368	4.00	13,780	4.00	13,856	4.00	13,931	4.00	14,018	4.00
Excess	$21,440	6.42%	$31,334	9.10%	$33,147	9.57%	$34,963	10.04%	$37,049	10.57%
Risk-based requirement:(2)
Tier 1 capital	$34,808	12.80%	$45,114	16.46%	$47,003	17.12%	$48,894	17.79%	$51,067	18.55%
Requirement	10,881	4.00	10,964	4.00	10,979	4.00	10,994	4.00	11,011	4.00
Excess	$23,927	8.80%	$34,150	12.46%	$36,024	13.12%	$37,900	13.79%	$40,056	14.55%
Total capital	$37,773	13.89%	$48,079	17.54%	$49,968	18.21%	$51,859	18.87%	$54,032	19.63%
Requirement	21,763	8.00	21,928	8.00	21,958	8.00	21,988	8.00	22,023	8.00
Excess	$16,010	5.89%	$26,151	9.54%	$28,010	10.21%	$29,871	10.87%	$32,009	11.63%

________________
(1)	Based on adjusted quarterly average or adjusted risk-weighted assets, as appropriate.

         The Georgia Department of Banking and Finance has issued capital guidelines for holding companies of Georgia banks and savings banks. These guidelines are similar to the leverage requirements imposed on bank holding companies by the Board of Governors of Federal Reserve System and the leverage requirement imposed on HeritageBank of the South. See "How We Are Regulated - Regulatory Capital Requirements."

         The table below sets forth the regulatory capital of Heritage Financial Group at December 31, 2004 under those Georgia guidelines (as if it were subject to those guidelines on that date) and the pro forma regulatory capital under those guidelines after giving effect to the offering based upon the sale of the number of shares shown in the table. The pro forma results reflect the assumptions in the table for HeritageBank of the South on the prior page and the retention of 50% of net proceeds, after expenses, by Heritage Financial Group.

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			Pro Forma at December 31, 2004
	Historical at December 31, 2004		2,167,500 Shares Sold at $10.00 per Share		2,550,000 Shares Sold at $10.00 per Share		2,932,500 Shares Sold at $10.00 per Share		3,372,375 Shares Sold at $10.00 per Share
	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)
	(Dollars in thousands)
Equity capital under GAAP	$39,134	11.55%	$59,745	16.62%	$63,525	17.48%	$67,305	18.33%	$71,652	19.29%

Tier 1 leverage requirement:
Tier 1 capital	$39,654	11.70%	$60,265	16.76%	$64,045	17.63%	$67,825	18.47%	$72,172	19.43%
Requirement	13,558	4.00	14,382	4.00	14,534	4.00	14,685	4.00	14,859	4.00
Excess	$26,096	7.70%	$45,883	12.76%	$49,511	13.63%	$53,140	14.47%	$57,313	15.43%

___________________
(1)	Based on adjusted quarterly average assets.

THE STOCK OFFERING

The board of directors of Heritage Financial Group and the Office of Thrift Supervision have approved the stock issuance plan. Office of Thrift Supervision approval is subject to the satisfaction of certain other conditions imposed by the Office of Thrift Supervision. Office of Thrift Supervision approval does not constitute a recommendation or endorsement of the stock issuance plan.

The following is a brief summary of material aspects of the stock offering. Prospective purchasers also may review the stock issuance plan governing the offering. A copy of the stock issuance plan is available for inspection at the offices of HeritageBank of the South and the Office of Thrift Supervision. The stock issuance plan was filed as an exhibit to the Registration Statement filed with the Securities and Exchange Commission of which this prospectus is a part. Copies may be obtained from the Securities and Exchange Commission, or it may be reviewed on its website. See "Additional Information."

General

         On January 14, 2005, we adopted a stock issuance plan, pursuant to which Heritage Financial Group common stock is being offered to our eligible depositors, the employee stock ownership plan, directors, officers and employees, and then to the public. After the offering, Heritage, MHC will own approximately 70% of the outstanding shares of Heritage Financial Group, and the purchasers of shares in this offering will own the remaining 30%.

         The shares of Heritage Financial Group common stock are first being offered in a subscription offering to holders of subscription rights. To the extent shares of common stock remain available after the subscription offering, shares may be offered in a direct community offering on a best efforts basis through Keefe, Bruyette & Woods, Inc. in a manner designed to promote a wide distribution of the shares. The direct community offering, if any, may commence with, at any time during, or as soon as practicable after the commencement of the subscription offering. Shares not subscribed for in the subscription offering and direct community offering may be offered for sale on a best efforts basis in a public offering conducted by Keefe, Bruyette & Woods, Inc. We have the right, in our sole discretion, to accept or reject, in whole or in part, any orders to purchase shares of common stock received in the direct community offering and the public offering. See "- Direct Community Offering" and "- Public Offering."

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         Subscriptions for shares will be subject to the maximum and minimum purchase limitations set forth in the stock issuance plan. See "- Limitations on Stock Purchases."

         The completion of the offering is subject to market conditions and other factors beyond our control. If delays are experienced, significant changes may occur in the estimated offering range with corresponding changes in the offering price and the net proceeds to be realized by us from the sale of the shares. In the event the offering is terminated, we will charge all expenses of the offering against current income and any funds collected by us in the offering will be promptly returned, with interest, to each subscriber.

Reasons for the Stock Offering

         The proceeds from the sale of shares of Heritage Financial Group in the offering will provide Heritage Financial Group and HeritageBank of the South with additional capital, which may be used to support future growth, internally or though acquisitions. The stock offering also will enable Heritage Financial Group and HeritageBank of the South to increase their capital in response to any future regulatory capital requirements. Although HeritageBank of the South currently exceeds all regulatory capital requirements, the sale of common stock will assist HeritageBank of the South with the orderly preservation and expansion of its capital base and will provide flexibility to respond to sudden and unanticipated capital needs.

         In addition, since HeritageBank of the South competes with local and regional banks not only for customers, but also for employees, we believe that the stock offering also will afford us the opportunity to attract and retain management and employees through various stock benefit plans, including incentive stock option plans, restricted stock plans and an employee stock ownership plan.

         The stock offering proceeds will provide additional flexibility to grow through acquisitions of other financial institutions or other businesses. Although there are no current arrangements, understandings or agreements, written or oral, regarding any such opportunities, Heritage Financial Group will be in a position after the stock offering to take advantage of any favorable opportunities that may arise. See "How We Intend to Use the Proceeds of the Offering" for a description of our intended use of proceeds.

         After considering the advantages and disadvantages of the offering, as well as applicable fiduciary duties, the board of directors of Heritage Financial Group approved the offering as being in the best interests of Heritage Financial Group, HeritageBank of the South and our account holders and the communities we serve.

How We Determined Our Price and the Number of Shares to be Issued in the Stock Offering

         The stock issuance plan requires that the purchase price of the common stock must be based on the appraised pro forma market value of Heritage Financial Group and HeritageBank of the South, as determined on the basis of an independent valuation. Heritage Financial Group has retained Feldman to make this valuation. For its services in making this appraisal, Feldman's fees and out-of-pocket expenses are estimated to be $25,000. Heritage Financial Group has agreed to indemnify Feldman and any employees of Feldman who act for or on behalf of Feldman in connection with the appraisal against any and all loss, cost, damage, claim, liability or expense of any kind, including claims under federal and state securities laws, arising out of any misstatement or untrue statement of a material fact or an omission to state a material fact in the information supplied by Heritage Financial Group to Feldman, unless Feldman is determined to be negligent or otherwise at fault.

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         An appraisal has been made by Feldman in reliance upon the information contained in this prospectus, including the financial statements. Feldman also considered the following factors, among others:

  the present and projected operating results and financial condition of Heritage Financial Group and HeritageBank of the South, which were prepared by Heritage Financial Group and then adjusted by Feldman to reflect the net proceeds of this offering and the economic and demographic conditions in our existing marketing areas as prepared by Heritage Financial Group;

  certain historical, financial and other information relating to Heritage Financial Group and HeritageBank of the South, which were prepared by Heritage Financial Group;

  the impact of the offering on Heritage Financial Group's and HeritageBank of the South's net worth and earnings potential as calculated by Feldman; and

  the proposed dividend policies of Heritage Financial Group and HeritageBank of the South.

         The appraisal also incorporated an analysis of a peer group of publicly traded thrift holding companies that Feldman considered to be comparable to Heritage Financial Group. The peer group analysis conducted by Feldman included a total of 13 publicly traded thrift holding companies. The analysis of comparable publicly traded companies included an evaluation of the average and median price-to-earnings and price-to-book value ratios indicated by the market prices of the peer companies. Feldman applied the peer group's pricing ratios as adjusted for certain qualitative valuation factors to account for differences between Heritage Financial Group and the peer group, to Heritage Financial Group's pro forma earnings and book value to derive the estimated pro forma market value of Heritage Financial Group on a fully converted basis.

         In its review of the appraisal provided by Feldman, the board of directors reviewed the methodologies and the appropriateness of the assumptions used by Feldman in addition to the factors listed above, and the board of directors believes that these assumptions were reasonable.

         On the basis of the foregoing, Feldman has advised Heritage Financial Group that, in its opinion dated May 12, 2005, the estimated pro forma market value of the common stock on a fully converted basis, ranged from a minimum of $72.3 million to a maximum of $97.8 million with a midpoint of $85.0 million. The board of directors of Heritage Financial Group determined that the common stock should be sold at $10.00 per share. Based on the estimated pro forma market value and the purchase price, the number of shares of common stock that Heritage Financial Group will issue will range from between 7,225,000 shares and 9,775,000 shares, with a midpoint of 8,500,000 shares. The board determined to offer 30% of these shares, or between 2,167,500 shares and 2,932,500 shares with a midpoint of 2,550,000 shares, the estimated offering range, to depositors and the public pursuant to this prospectus. The 70% of the shares of Heritage Financial Group stock that are not sold in the offering will be held by Heritage, MHC. The estimated offering range may be amended with the approval of the Office of Thrift Supervision or if necessitated by subsequent developments in the financial condition of Heritage Financial Group or market conditions generally. In the event the estimated market value is updated to amend the value of the Heritage Financial Group on a fully converted basis below $72.3 million or above $112.4 million, which is the maximum of the estimated valuation range, as adjusted by 15%, a new appraisal will be filed with the Office of Thrift Supervision.

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         Based upon current market and financial conditions and recent practices and policies of the Office of Thrift Supervision, in the event Heritage Financial Group receives orders for common stock in excess of $29.3 million (the maximum of the estimated offering range) and up to $33.7 million (the maximum of the estimated offering range, as adjusted by 15%), Heritage Financial Group may be required by the Office of Thrift Supervision to accept all such orders. No assurances, however, can be made that Heritage Financial Group will receive orders for common stock in excess of the maximum of the estimated offering range or that, if these orders are received, that all these orders will be accepted because Heritage Financial Group's final valuation and number of shares to be issued are subject to the receipt of an updated appraisal from Feldman, which reflects the increase in the valuation and the approval of the increase by the Office of Thrift Supervision. In addition, an increase in the number of shares above 2,932,500 shares, will first be used, if necessary, to fill the order of the employee stock ownership plan. There is no obligation or understanding on the part of management to take and/or pay for any shares in order to complete the offering.

         The following table presents a summary of selected pricing ratios for the peer group companies and for Heritage Financial Group on a non-fully converted basis as of and for the twelve months ended December 31, 2004. The peer group, which consists of 13 publicly traded thrift holding companies, which are all in mutual holding company form, includes companies that range in asset size from $253.3 million to $775.6 million and have market capitalizations ranging from $39.4 million to $169.9 million. Compared to the average pricing ratios of the peer group, our pro forma pricing ratios at the maximum of the offering range indicated a discount of 6.1% on a price-to-earnings basis and a discount of 6.3% on a price-to-book basis. The estimated appraised value and the resulting discounts took into consideration the potential financial impact of the offering.

         The impact of the offering includes the gross proceeds of the offering, less offering expenses and the effects of the benefit plans we expect to implement. Earnings used in the calculation of the price-to-earnings ratio are defined as our earnings for the year ended December 31, 2004, plus the impact of the offering. The impact of the offering includes the pro forma after-tax income generated from the reinvestment of the net proceeds of the offering, less the expense related to the benefit plans.

	Non-Fully Converted Price to Earnings Multiple	Non-Fully Converted Price to Book Value Ratio
Heritage Financial Group
Maximum	29.4x	158.7%
Minimum	21.3x	130.2%

Valuation of peer group companies as of May 12, 2005(1)
Averages	31.3x	169.3%
Medians	32.1x	166.7%
___________ (1) Reflects earnings and equity as of or for the most recent 12-month period.

         The following table presents a summary of selected pricing ratios for the peer group companies and Heritage Financial Group with the ratios adjusted to the hypothetical case of being fully converted. Compared to the average fully converted pricing ratios of the peer group, our pro forma fully converted pricing ratios at the maximum of the offering range indicated a discount of 19.4% on a price-to-earnings basis and a discount of 12.0% on a price-to-book basis. Feldman's calculations of the fully converted pricing multiples for the peer group companies assume the pro forma impact of selling the mutual holding company shares of each of the peer group companies at their respective trading prices as of May 12, 2005. Feldman's calculation of our fully converted pricing ratios assumes the pro forma impact of selling 100% of the shares to be outstanding at $10.00 per share.

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	Fully Converted Price to Earnings Multiple	Fully Converted Price to Book Value Ratio
Heritage Financial Group
Maximum	22.4x	79.4%
Minimum	17.1x	71.5%

Valuation of peer group companies as of May 12, 2005(1)
Averages	27.8x	90.2%
Medians	27.1x	89.1%
____________ (1) Reflects earnings and equity as of or for the most recent 12-month period.

         Feldman's valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing these shares. Feldman did not independently verify the consolidated financial statements and other information provided by Heritage Financial Group, nor did Feldman value independently the assets or liabilities of Heritage Financial Group. The valuation considers Heritage Financial Group as a going concern and should not be considered as an indication of the liquidation value of Heritage Financial Group. Moreover, because this valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing common stock in the offerings will thereafter be able to sell such shares at prices at or above the purchase price or in the range of the valuation described above.

         Prior to completion of the offering, the maximum of the estimated offering range may be increased up to 15% and the number of shares of common stock offered may be increased to 3,372,375 shares to reflect changes in market and financial conditions or to fill the order of the employee stock ownership plan, without the resolicitation of subscribers. See "- Limitations on Stock Purchases" as to the method of distribution and allocation of additional shares that may be issued in the event of an increase in the estimated offering range to fill unfilled orders in the subscription offering.

         No sale of shares of common stock in the offering may be completed unless, prior to the completion, Feldman confirms that nothing of a material nature has occurred which, taking into account all relevant factors, would cause it to conclude that the aggregate value of the common stock to be issued is materially incompatible with the estimate of the aggregate consolidated pro forma market value of Heritage Financial Group. If this confirmation is not received, Heritage Financial Group may cancel the offering, extend the offering period and establish a new estimated offering range and/or estimated price range, extend, reopen or hold a new offering or take any other action the Office of Thrift Supervision may permit.

         Depending upon market or financial conditions following the start of the subscription offering, the total number of shares of common stock may be increased or decreased without a resolicitation of subscribers, provided that the product of the total number of shares times the purchase price is not below the minimum or more than 15% above the maximum of the estimated offering range. In the event market or financial conditions change so as to cause the aggregate purchase price of the shares to be below the minimum of the estimated offering range or more than 15% above the maximum of such range, purchasers will be resolicited and be permitted to continue their orders, in which case they will need to reconfirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded with interest at HeritageBank of the South's statement savings rate of interest, or be permitted to modify or rescind their subscriptions. Any change in the estimated offering range must be approved by the Office of Thrift Supervision.

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         An increase in the number of shares of common stock as a result of an increase in the estimated pro forma market value would decrease both a subscriber's ownership interest and Heritage Financial Group's pro forma net income and stockholders' equity on a per share basis while increasing pro forma net income and stockholders' equity on an aggregate basis. A decrease in the number of shares of common stock would increase both a subscriber's ownership interest and Heritage Financial Group's pro forma net income and stockholders' equity on a per share basis while decreasing pro forma net income and stockholders' equity on an aggregate basis. See "Risk Factors - We intend to grant stock options and restricted stock to the board and management following the offering, which could reduce your ownership interest" and "Pro Forma Data."

         Copies of the appraisal report of Feldman, including any amendments, and the detailed report of the appraiser setting forth the method and assumptions for the appraisal are available for inspection at the main office of Heritage Financial Group and the other locations specified under "Additional Information."

Subscription Offering and Subscription Rights

         Under the stock issuance plan, rights to subscribe for the purchase of common stock have been granted to the following persons in the following order of descending priority:

  depositors of HeritageBank of the South with account balances of at least $50 as of the close of business on December 31, 2003 ("Eligible Account Holders");

  tax-qualified employee plans, ("Tax-Qualified Employee Plans");

  depositors of HeritageBank of the South, other than directors and officers of Heritage Financial Group, with account balances of at least $50 as of the close of business on March 31, 2005 ("Supplemental Eligible Account Holders");

  depositors of HeritageBank of the South, other than directors and officers of Heritage Financial Group, with account balances of at least $50 as of the close of business on April 30, 2005 ("Other Members"); and

  directors, officers and employees of Heritage Financial Group and HeritageBank of the South to the extent not already included in a prior category.

All subscriptions received will be subject to the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the maximum and minimum purchase limitations set forth in the stock issuance plan and as described below under "- Limitations on Stock Purchases."

         Preference Category No. 1: Eligible Account Holders. Each Eligible Account Holder shall receive, without payment, first priority, nontransferable subscription rights to subscribe for shares of common stock in an amount equal to the greater of:

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(1)	$100,000 or 10,000 shares of common stock;

(2)	one-tenth of one percent of the total offering of shares of common stock; or

(3)	15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders in HeritageBank of the South in each case as of the close of business on December 31, 2003 (the "Eligibility Record Date"), subject to the overall purchase limitations.

See "- Limitations on Stock Purchases."

         If there are not sufficient shares available to satisfy all subscriptions, shares first will be allocated among subscribing Eligible Account Holders so as to permit each such Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining after each subscribing Eligible Account Holder has been allocated the lesser of the number of shares subscribed for or 100 shares will be allocated among the subscribing Eligible Account Holders whose subscriptions remain unfilled pro rata in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. For example, if an Eligible Account Holder with an unfilled subscription has qualifying deposits totaling $100, and the total amount of qualifying deposits for Eligible Account Holders with unfilled subscriptions was $1,000, then the number of shares that may be allocated to fill this Eligible Account Holder's subscription would be 10% of the shares remaining available, up to the amount subscribed for. Subscription Rights of Eligible Account Holders will be subordinated to the priority rights of Tax-Qualified Employee Plans to purchase shares in excess of the maximum of the estimated offering range.

         To ensure proper allocation of stock, each Eligible Account Holder must list on his subscription order form all accounts in which he has an ownership interest. Failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. The subscription rights of Eligible Account Holders who are also directors or officers of Heritage Financial Group and HeritageBank of the South or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the year preceding December 31, 2003.

         Preference Category No. 2: Tax-Qualified Employee Plans. Each Tax-Qualified Employee Plan, including the employee stock ownership plan, shall be entitled to receive, without payment therefor, second priority, nontransferable subscription rights to purchase up to 10% of the common stock, provided that individually or in the aggregate such plans (other than that portion of such plans which is self-directed) shall not purchase more than 10% of the shares of common stock, including any increase in the number of shares of common stock after the date hereof as a result of an increase of up to 15% in the maximum of the estimated offering range. The employee stock ownership plan intends to purchase 3.92% of the shares of common stock to be outstanding following completion of the offering or 13.07% of the shares issued in the offering (excluding shares issued to Heritage, MHC), or 283,200 shares and 383,200 shares based on the minimum and maximum of the estimated offering range, respectively. Subscriptions by any of the Tax-Qualified Employee Plans will not be aggregated with shares of common stock purchased directly by or which are otherwise attributable to any other participants in the subscription and direct community offerings, including subscriptions of any of Heritage Financial Group's and HeritageBank of the South's directors, officers, employees or associates thereof. Subscription rights received pursuant to this category shall be subordinated to all rights received by Eligible Account Holders to purchase shares pursuant to category No.1; provided, however, that notwithstanding any other provision of the stock issuance plan to the contrary, the Tax-Qualified Employee Plans shall have a first priority subscription right to the extent that the total number of shares of common stock sold in the offering exceeds the maximum of the estimated offering. In the event that the total number of shares offered in the offering is increased to an amount greater than the number of shares representing the maximum of the estimated offering range, each Tax-Qualified Employee Plan will have a priority right to purchase any such shares exceeding the maximum of the estimated offering range up to an aggregate of 10% of the common stock sold in the offering. See "Management - Benefits -- Employee Stock Ownership Plan."

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         Preference Category No. 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders and the Tax-Qualified Employee Plans, each Supplemental Eligible Account Holder shall be entitled to receive, without payment therefor, third priority, nontransferable subscription rights to subscribe for shares of common stock in an amount equal to the greater of:

(1)	$100,000 or 10,000 shares of common stock;

(2)	one-tenth of one percent of the total offering of shares of common stock; or

(3)	15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator of which is the total amount of qualifying deposits of all Supplemental Eligible Account Holders in Heritage Financial Group in each case on the close of business on March 31, 2005 (the "Supplemental Eligibility Record Date"), subject to the overall purchase limitations.

See "- Limitations on Stock Purchases."

         If there are not sufficient shares available to satisfy all subscriptions of all Supplemental Eligible Account Holders, available shares first will be allocated among subscribing Supplemental Eligible Account Holders so as to permit each such Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation (including the number of shares, if any, allocated in accordance with Category No.1) equal to the lesser of the number of shares subscribed for or 100 shares. Thereafter, any shares remaining available will be allocated pro rata among the Supplemental Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total amount of qualifying deposits of all subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled.

         Preference Category No. 4: Other Members. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by Eligible Account Holders, the Tax-Qualified Employee Plans and Supplemental Eligible Account Holders, each Other Member shall receive, without payment therefor, fourth priority, nontransferable subscription rights to subscribe for shares of Heritage Financial Group common stock, up to the greater of $100,000 or 10,000 shares of common stock or one-tenth of one percent of the total offering of shares of common stock in the offerings, subject to the overall purchase limitations. See "-- Limitations on Stock Purchases."

         In the event the Other Members subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders, the Tax-Qualified Employee Plans and Supplemental Eligible Account Holders, is in excess of the total number of shares of common stock offered in the Stock Offering, available shares will be allocated among the subscribing Other Members to the extent possible, to purchase a number of shares sufficient to make this total allocation, equal to the lesser of the number of shares subscribed for or 100 shares.

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         Preference Category No. 5: Directors, officers and employees. To the extent that there are sufficient shares remaining after satisfaction of all subscriptions by Eligible Account Holders, the Tax-Qualified Employee Plans and Supplemental Eligible Account Holders, Other Members, then directors, officers and employees of Heritage Financial Group and HeritageBank of the South as of the date of the commencement of the subscription offering shall be entitled to receive, without payment, fifth priority, nontransferable subscription rights to purchase in this category an aggregate of up to 19% of the common stock being offered. The maximum amount of shares that may be purchased under this category by any person is $100,000 of common stock. The ability of directors, officers and employees to purchase common stock under this category is in addition to rights that are otherwise available to them under the stock issuance plan as they may fall within higher priority categories, and the stock issuance plan generally allows such persons to purchase in the aggregate up to 29% of common stock sold in the offerings. See "- Limitations on Stock Purchases."

         In the event of an oversubscription in this category, the shares available shall be allocated pro rata among all of the subscribing directors, officers and employees in this category.

         Expiration Date for the Subscription Offering. The subscription offering will expire at 12:00 Noon, Albany, Georgia time, on June 16, 2005 (the "subscription expiration date"), unless extended for up to 45 days or for such additional periods by Heritage Financial Group as may be approved by the Office of Thrift Supervision. Subscription rights which have not been exercised prior to the subscription expiration date (unless extended) will become void.

         Heritage Financial Group will not execute orders until at least the minimum number of shares of common stock, 2,167,500 shares, have been subscribed for or otherwise sold. If all shares have not been subscribed for or sold within 45 days after the subscription expiration date, unless this period is extended with the consent of the Office of Thrift Supervision, all funds delivered to Heritage Financial Group pursuant to the subscription offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be canceled. If an extension beyond the 45-day period following the subscription expiration date is granted, Heritage Financial Group will notify subscribers of the extension of time and of any rights of subscribers to modify or rescind their subscriptions.

Direct Community Offering

         To the extent that shares remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, the Tax-Qualified Employee Plans, Supplemental Eligible Account Holders, Other Members and directors, officers and employees of Heritage Financial Group and HeritageBank of the South, we anticipate we will offer shares pursuant to the stock issuance plan to members of the general public who receive a prospectus, with a preference given to natural persons residing in Dougherty, Lee, Mitchell and Worth counties in Georgia. These natural persons are referred to as preferred subscribers. Persons, together with an associate or group of persons acting in concert with such persons, may not subscribe for or purchase more than $100,000 of common stock in the direct community offering, if any. Heritage Financial Group may limit total subscriptions in the direct community offering so as to assure that the number of shares available for the public offering may be up to a specified percentage of the number of shares of common stock. Finally, Heritage Financial Group may reserve shares offered in the direct community offering for sales to institutional investors. The opportunity to subscribe for shares of common stock in any direct community offering will be subject to the right of Heritage Financial Group, in its sole discretion, to accept or reject any such orders in whole or in part from any person either at the time of receipt of an order or as soon as practicable following the subscription expiration date. The direct community offering, if any, shall commence concurrently with, during or promptly after the subscription offering and shall not be for more than 45 days after the end of the subscription offering.

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         In the event of an oversubscription for shares in the direct community offering, shares may be allocated, to the extent shares remain available, first to each preferred subscriber whose order is accepted by Heritage Financial Group. Thereafter, shares may be allocated to cover the orders of any other person subscribing for shares in the direct community offering so that each such person subscribing for shares may receive 1,000 shares, if available, and thereafter on a pro rata basis to such person based on the amount of their respective subscriptions.

Public Offering

         As a final step in the offering, the stock issuance plan provides that, if feasible, all shares of common stock not purchased in the subscription offering and direct community offering may be offered for sale to selected members of the general public in a public offering through our marketing agent, Keefe, Bruyette and Woods, Inc. We call this the public offering. It is expected that a public offering, if any, would commence as soon as practicable after termination of the subscription offering and the direct community offering. Heritage Financial Group, in its sole discretion, has the right to reject orders in whole or in part received in the public offering. Neither Keefe, Bruyette & Woods, Inc. nor any registered broker-dealer shall have any obligation to take or purchase any shares of common stock in the public offering; however, Keefe, Bruyette & Woods, Inc., has agreed to use its best efforts in the sale of shares in the public offering.

         The price at which common stock is sold in the public offering will be the same price at which shares are offered and sold in the subscription offering and direct community offering. No person, by himself or herself, or with an associate or group of persons acting in concert, may purchase more than $100,000 of common stock in the public offering, subject to the maximum purchase limitations. See "- Limitations on Stock Purchases."

         Keefe, Bruyette & Woods, Inc., may enter into agreements with broker-dealers to assist in the sale of the shares in the public offering, although no such agreements exist as of the date of this prospectus. No orders may be placed or filled by or for a selected dealer during the subscription offering. After the close of the subscription offering, Keefe, Bruyette & Woods, Inc., will instruct selected dealers as to the number of shares to be allocated to each selected dealer. Only after the close of the subscription offering and upon allocation of shares to selected dealers may selected dealers take orders from their customers. During the subscription offering and direct community offering, selected dealers only may solicit indications of interest from their customers to place orders with Heritage Financial Group as of a certain order date for the purchase of shares of Heritage Financial Group common stock. When, and if, Keefe, Bruyette & Woods, Inc. and Heritage Financial Group believe that enough indications of interest and orders have not been received in the subscription offering and direct community offering to consummate the conversion, Keefe, Bruyette & Woods, Inc., will request, as of the order date, selected dealers to submit orders to purchase shares for which they have previously received indications of interest from their customers. Selected dealers will send confirmations of the orders to such customers on the next business day after the order date. Selected dealers will debit the accounts of their customers on the settlement date, which date will be three business days from the order date. Customers who authorize selected dealers to debit their brokerage accounts are required to have the funds for payment in their account on but not before the settlement date. On the settlement date, selected dealers will deposit funds to the account established by Heritage Financial Group at HeritageBank of the South for each selected dealer. Each customer's funds forwarded to one of these accounts, along with all other accounts held in the same title, will be insured by the FDIC up to $100,000 in accordance with applicable regulations. After payment has been received by Heritage Financial Group from selected dealers, funds will earn interest at HeritageBank of the South's statement savings rate until the completion or termination of the offering. Funds will be promptly returned, with interest, in the event the offering is not completed as described above.

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         The public offering will be completed within 45 days after the termination of the subscription offering, unless extended by Heritage Financial Group with the approval of the Office of Thrift Supervision. See "- How We Determined Our Price and the Number of Shares to be Issued in the Stock Offering" above for a discussion of rights of subscribers, if any, in the event an extension is granted.

Persons Who are Not Permitted to Participate in the Stock Offering

         Heritage Financial Group will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the stock issuance plan reside. However, Heritage Financial Group is not required to offer stock in the subscription offering to any person who resides in a foreign country or resides in a state of the United States with respect to which:

  the number of persons otherwise eligible to subscribe for shares under the stock issuance plan who reside in such jurisdiction is small; or

  the granting of subscription rights or the offer or sale of shares of common stock to such persons would require that Heritage Financial Group or any of its officers, directors or employees, under the laws of such jurisdiction, to register as a broker, dealer, salesman or selling agent or to register or otherwise qualify its securities for sale in such jurisdiction or to qualify as a foreign corporation or file a consent to service of process in such jurisdiction; and

  such registration, qualification or filing in the judgment of Heritage Financial Group would be impracticable or unduly burdensome for reasons of cost or otherwise.

Where the number of persons eligible to subscribe for shares in one state is small, Heritage Financial Group will base its decision as to whether or not to offer the common stock in that state on a number of factors, including but not limited to the size of accounts held by account holders in the state, the cost of registering or qualifying the shares or the need to register Heritage Financial Group, its officers, directors or employees as brokers, dealers or salesmen.

Limitations on Stock Purchases

         The stock plan includes the following limitations on the number of shares of Heritage Financial Group common stock that may be purchased in the offering:

(1)	No fewer than 25 shares of common stock may be purchased, to the extent shares are available;
(2)	Each Eligible Account Holder may subscribe for and purchase in the subscription offering up to the greater of:
(a) $100,000 or 10,000 shares of common stock;

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	(b)	one-tenth of one percent of the total offering of shares of common stock; or
(c)	15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders in HeritageBank of the South in each case as of the close of business on the Eligibility Record Date, subject to the overall limitation in clause (7) below;

(3)	The Tax-Qualified Employee Plans, including an employee stock ownership plan, may purchase in the aggregate up to 10% of the shares of common stock issued in the offering, and including any additional shares issued in the event of an increase in the estimated offering range;

(4)	Each Supplemental Eligible Account Holder may subscribe for and purchase in the subscription offering up to the greater of:
	(a)	$100,000 or 10,000 shares of common stock;
	(b)	one-tenth of one percent of the total offering of shares of common stock; or
(c)	15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be issued by a fraction, of which the numerator is the amount of the qualifying deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders in HeritageBank of the South in each case as of the close of business on the Supplemental Eligibility Record Date, subject to the overall limitation in clause (7) below;

(5)	Each Other Member may subscribe for and purchase in the subscription offering up to the greater of $100,000 or 10,000 shares or one-tenth of one percent of the total offering of shares of common stock, subject to overall limits in clause (7) below;

(6)	Persons purchasing shares of common stock in the direct community offering or public offering may purchase up to $100,000 or 10,000 shares of common stock in each of the direct community offering or public offering, subject to the overall limitation in clause (7) below;

(7)	Except for the Tax-Qualified Employee Plans, and the Eligible Account Holders and Supplemental Eligible Account Holders whose subscription rights are based upon the amount of their deposits, the maximum number of shares of Heritage Financial Group common stock subscribed for or purchased in all categories of the offerings by any person, together with associates of and groups of persons acting in concert with such persons, shall not exceed $400,000 or 40,000 shares of common stock; and

(8)	No more than 19% of the total number of shares offered for sale in the subscription offering may be purchased by directors, officers and employees of Heritage Financial Group and HeritageBank of the South in the fourth priority category in the subscription offering. No more than 29% of the total number of shares offered for sale in the offering may be purchased by directors and officers of Heritage Financial Group and HeritageBank of the South and their associates in the aggregate, excluding purchases by the Tax-Qualified Employee Plans.

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         Depending on the amount of shares subscribed for in this offering, and based upon market and financial conditions we may increase or decrease these purchase limits, subject to regulatory approval, if required.

         Subject to any required regulatory approval and the requirements of applicable laws and regulations, the board of directors of Heritage Financial Group may, in its sole discretion, increase the individual amount permitted to be subscribed for to a maximum of 9.99% of the number of shares sold in the offering, provided that orders for shares exceeding 5% of the shares being offered in the offering shall not exceed, in the aggregate, 10% of the shares being offered in the offering. Requests to purchase additional shares of common stock will be allocated by the boards of directors on a pro rata basis giving priority in accordance with the preference categories set forth in this prospectus.

         The term "associate" when used to indicate a relationship with any person means:

  any corporation or organization (other than Heritage Financial Group, HeritageBank of the South and Heritage, MHC or a majority-owned subsidiary of any of them) of which the person is a director, officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities;

  any trust or other estate in which the person has a substantial beneficial interest or as to which the person serves as trustee or in a similar fiduciary capacity;

  any relative or spouse of the person, or any relative of the spouse, who has the same home as the person or who is a director or officer of Heritage Financial Group, HeritageBank of the South or Heritage, MHC or a subsidiary or affiliate of any of them; and

  any person acting in concert with any of the persons or entities specified above;

provided, however, that any employee plans (whether tax-qualified or not) shall not be deemed to be an associate of any director or officer of Heritage Financial Group, HeritageBank of the South or Heritage, MHC, to the extent provided in the stock issuance plan. When used to refer to a person other than an officer or director of Heritage Financial Group, HeritageBank of the South or Heritage, MHC, the board of directors of Heritage Financial Group or officers delegated by the board of directors in their sole discretion may determine the persons that are associates of other persons.

         The term "acting in concert" is defined to mean knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement, or a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. A person or company that acts in concert with another person or company also shall be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that the Tax-Qualified Employee Plans will not be deemed to be acting in concert with their trustees or a person who serves in a similar capacity solely for the purpose of determining whether stock held by the trustee and stock held by each plan will be aggregated. The determination of whether a group is acting in concert shall be made solely by the board of directors of Heritage Financial Group or officers delegated by such board of directors and may be based on any evidence upon which such board or delegatee chooses to rely.

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Marketing Arrangements

         We have retained Keefe, Bruyette & Woods, Inc., to consult with and to advise and assist us, on a best efforts basis, in the distribution of our common stock in this offering. The services that Keefe, Bruyette & Woods, Inc. will provide include, but are not limited to:

  training the employees of Heritage Financial Group and HeritageBank of the South who will perform certain ministerial functions in the subscription offering and direct community offering regarding the mechanics and regulatory requirements of the stock offering process;

  managing the stock information center by assisting interested stock subscribers and by keeping records of all stock orders; and

  preparing marketing materials.

         For its services, Keefe, Bruyette & Woods, Inc., will receive a management fee of $40,000 and a success fee of 1.35% of the aggregate purchase price, less any shares of common stock sold to directors, officers, and employees and the Tax-Qualified Employee Plans. The success fee paid to Keefe, Bruyette & Woods, Inc., will be reduced by the amount of the management fee. In the event that selected dealers are used to assist in the sale of our common stock in the direct community offering, these dealers will be paid a fee of up to 5.5% of the total purchase price of the shares sold by such dealers. We have agreed to indemnify Keefe, Bruyette & Woods, Inc., against certain claims or liabilities, including certain liabilities under the Securities Act of 1933, as amended, and will contribute to payments Keefe, Bruyette & Woods, Inc. may be required to make in connection with any such claims or liabilities. In addition, Keefe, Bruyette & Woods, Inc., will be reimbursed for the fees of its legal counsel in an amount not to exceed $42,500 and other reasonable out-of-pocket expenses.

         Sales of shares of our common stock will be made by registered representatives affiliated with Keefe, Bruyette & Woods, Inc., or by the broker-dealers managed by Keefe, Bruyette & Woods, Inc. Keefe, Bruyette & Woods, Inc. has undertaken that our common stock will be sold in a manner that will ensure that the distribution standards of the Nasdaq National Market will be met. A stock information center will be established at HeritageBank of the South's branch office located at 721 North Westover Boulevard, Albany, Georgia. We will rely on Rule 3a4-1 of the Securities Exchange Act of 1934 and sales of our common stock will be conducted within the requirements of this rule, so as to permit officers, directors and employees to participate in the sale of our common stock in those states where the law permits. No officer, director or employee of Heritage Financial Group or HeritageBank of the South will be compensated directly or indirectly by the payment of commissions or other remuneration in connection with his or her participation in the sale of common stock.

Procedure for Purchasing Shares in the Subscription Offering

         To ensure that each purchaser receives a prospectus at least 48 hours before the subscription expiration date (unless extended) in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order forms only will be distributed with a prospectus.

         To purchase shares in the subscription offering, an executed order form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from a deposit account at HeritageBank of the South, which may be given by completing the appropriate blanks in the order form, must be received by Heritage Financial Group by 12:00 Noon, Albany, Georgia time, on the subscription expiration date, unless extended. In addition, Heritage Financial Group will require a prospective purchaser to execute a certification in the form required by applicable Office of Thrift Supervision regulations in connection with any sale of common stock. Order forms that are not received by this time or are executed defectively or are received without full payment, or appropriate withdrawal instructions, are not required to be accepted. In addition, Heritage Financial Group will not accept orders submitted on photocopied or facsimiled order forms nor order forms on which the certification is not executed. Heritage Financial Group has the right to waive or permit the correction of incomplete or improperly executed forms, but does not represent that it will do so. Once received, an executed order form may not be modified, amended or rescinded without the consent of Heritage Financial Group, unless the offering has not been completed within 45 days after the end of the subscription offering, or this period has been extended.

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         In order to ensure that Eligible Account Holders, Tax-Qualified Employee Plans, Supplemental Eligible Account Holders, Other Members and directors officers and employees are properly identified as to their stock purchase priority, depositors as of the close of business on the Eligibility Record Date, December 31, 2003, the Supplemental Eligibility Record Date, March 31, 2005 or the Other Member Record Date, April 30, 2005, must list all accounts on the stock order form giving all names in each account and the account numbers. Failure to list all of your accounts may result in fewer shares being allocated to you than if all of your accounts had been disclosed.

         Payment for subscriptions may be made:

  by check or money order to Heritage Financial Group;

  by authorization of withdrawal from deposit accounts maintained with HeritageBank of the South (including a certificate of deposit); or

  in cash, if delivered in person at any full-service banking office of HeritageBank of the South, although we request that you exchange cash for a check with any of our tellers.

No wire transfers will be accepted. Interest will be paid on payments made by cash, check or money order at our then-current statement savings rate from the date payment is received until completion of the offering. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rate, but may not be used by the subscriber until all of Heritage Financial Group common stock being offered has been sold or the stock issuance plan is terminated, whichever is earlier.

         If a subscriber authorizes Heritage Financial Group to withdraw the amount of the purchase price from his or her deposit account at HeritageBank of the South, Heritage Financial Group will do so as of the consummation date of the offering. Heritage Financial Group will waive any applicable penalties for early withdrawal from certificate accounts.

         In the event of an unfilled amount of any subscription order, Heritage Financial Group will make an appropriate refund or cancel an appropriate portion of the related withdrawal authorization, after completion of the offering. If for any reason the offering is not consummated, purchasers will have refunded to them all payments made, with interest, and all withdrawal authorizations will be canceled in the case of subscription payments authorized from accounts at HeritageBank of the South.

         If any employee plans (whether tax-qualified or not) subscribe for shares during the subscription offering, these plans will not be required to pay for the shares subscribed for at the time they subscribe, but rather, may pay for shares of common stock subscribed for at the purchase price upon completion of the subscription offering and direct community offering, if all shares are sold, or upon completion of the public offering if shares remain to be sold in such offering. In the event that, after the completion of the subscription offering, the amount of shares to be issued is increased above the maximum of the estimated valuation range included in this prospectus, the Tax-Qualified and Non-Tax-Qualified Employee Plans will be entitled to increase their subscriptions by a percentage equal to the percentage increase in the amount of shares to be issued above the maximum of the estimated valuation range, provided that such subscription will continue to be subject to applicable purchase limits and stock allocation procedures.

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         Owners of self-directed IRAs may use the assets of such IRAs to purchase shares of Heritage Financial Group common stock in the subscription offering and direct community offering. ERISA provisions and IRS regulations require that officers, directors and 10% stockholders who use self-directed IRA funds to purchase shares of common stock in the offerings make such purchases for the exclusive benefit of the IRAs. IRAs maintained at HeritageBank of the South are not self-directed IRAs and any interested parties wishing to use these IRA funds for stock purchases may do so, but are advised to contact the stock information center at (229) 878-2055 for additional information as soon as possible to allow sufficient time for the account to be transferred, if required.

         The records of Heritage Financial Group and HeritageBank of the South will be deemed to control with respect to all matters related to the existence of subscription rights and/or one's ability to purchase shares of common stock in the subscription offering.

Restrictions on Transfer of Subscription Rights and Shares

         Pursuant to the rules and regulations of the Office of Thrift Supervision, no person with subscription rights may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the stock issuance plan or the shares of common stock to be issued upon their exercise. Such rights may be exercised only by the person to whom they are granted and only for such person's account. Each person exercising such subscription rights will be required to certify that the person is purchasing shares solely for the person's own account and that such person has no agreement or understanding regarding the sale or transfer of such shares. Federal regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase such subscription rights or shares of common stock prior to the completion of the offering.

         We will refer to the Office of Thrift Supervision any situations that we believe may involve a transfer of subscription rights. We will pursue any and all legal and equitable remedies in the event that we become aware of the transfer of subscription rights and will not honor orders that we believe involve the transfer of such rights.

Delivery of Certificates

         Certificates representing common stock issued in the offering will be mailed by Heritage Financial Group's transfer agent to the persons entitled thereto at the addresses of such persons appearing on the stock order form as soon as practicable following completion of the offering. Any certificates returned as undeliverable will be held by Heritage Financial Group until claimed by persons legally entitled to them or otherwise disposed of in accordance with applicable law. Until certificates for common stock are available and delivered to subscribers, they may not be able to sell the shares of common stock for which they have subscribed, even though trading of the common stock may have commenced.

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Required Approvals

         The Office of Thrift Supervision has approved our stock issuance plan, subject to certain standard conditions, which we anticipate meeting.

         Heritage Financial Group is required to make certain filings with state securities regulatory authorities in connection with the issuance of Heritage Financial Group common stock in the offerings.

Tax Effects of the Offering

         Heritage Financial Group has received an opinion from its special counsel, Silver, Freedman & Taff, L.L.P., Washington, D.C., as to the material federal income tax consequences of the stock issuance to Heritage Financial Group and as to the generally applicable material federal income tax consequences of the stock issuance to HeritageBank of the South's account holders and to persons who purchase common stock in the offering.

         The opinion provides that, among other things:

  Heritage Financial Group will recognize no gain or loss upon the receipt of money in exchange for shares of common stock; and

  it is more likely than not that no gain or loss will be recognized to account holders upon the receipt or exercise of subscription rights in the reorganization and stock issuance, as discussed below.

         The opinion of Silver, Freedman & Taff, L.L.P. is based in part upon, and subject to, the continuing validity in all material respects through the date of the stock issuance of various representations of Heritage Financial Group and upon certain assumptions and qualifications, including the stock issuance is completed in the manner and according to the terms provided in the stock issuance. This opinion is also based upon the Internal Revenue Code, regulations now in effect or proposed, current administrative rulings and practice and judicial authority, all of which are subject to change and any change may be made with retroactive effect. Unlike private letter rulings received from the IRS, an opinion is not binding upon the IRS, and there can be no assurance that the IRS will not take a position contrary to the positions reflected in this opinion, or that this opinion will be upheld by the courts if challenged by the IRS.

         Heritage Financial Group has also obtained an opinion from Moore, Clarke, DuVall & Rodgers, P.C. that the income tax effects of the stock issuance under Georgia tax laws will be substantially the same as described above with respect to federal income tax laws.

         Heritage Financial Group has received a letter from Feldman, stating its belief that the subscription rights do not have any value, based on the fact that these rights are acquired by the recipients without cost, are nontransferable and of short duration, and give the recipients the right only to purchase the common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of common stock. If the subscription rights granted to eligible subscribers are deemed to have an ascertainable value, receipt of these rights would be taxable probably only to those eligible subscribers who exercise the subscription rights, either as a capital gain or ordinary income, in an amount equal to such value, and Heritage Financial Group could recognize gain on any distribution. Eligible subscribers are encouraged to consult with their own tax advisor as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value. Unlike private rulings, the letter of Feldman is not binding on the IRS, and the IRS could disagree with conclusions reached in the letter. In the event of any disagreement, there can be no assurance that the IRS would not prevail in a judicial or administrative proceeding.

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Restrictions on Purchase or Transfer of Shares After the Conversion

         All shares of common stock purchased in connection with the offering by a director or an executive officer of Heritage Financial Group and HeritageBank of the South will be subject to a restriction that the shares not be sold for a period of one year following the offering, except in the event of the death of the director or officer or pursuant to a merger or similar transaction approved by the Office of Thrift Supervision. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within such time period of any certificate or record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date within this one-year period as a stock dividend, stock split or otherwise with respect to the restricted stock will be subject to the same restrictions.

         Purchases of common stock of Heritage Financial Group by directors, executive officers and their associates during the three-year period following completion of the offering may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the Office of Thrift Supervision. This restriction does not apply, however, to negotiated transactions involving more than 1% of Heritage Financial Group's outstanding common stock or to certain purchases of stock pursuant to an employee stock benefit plan.

         Pursuant to Office of Thrift Supervision regulations, Heritage Financial Group may not, for a period of one year following completion of this offering, repurchase shares of its common stock except on a pro rata basis, pursuant to an offer approved by the Office of Thrift Supervision and made to all stockholders, or through open market purchases of up to five percent of the outstanding stock where extraordinary circumstances exist.

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PROPOSED PURCHASES BY MANAGEMENT

         The following table sets forth, for each of Heritage Financial Group's and HeritageBank of the South's directors and executive officers and for all of the directors and executive officers as a group, the proposed purchases of common stock, assuming sufficient shares are available to satisfy their subscriptions. The amounts include shares that may be purchased through individual retirement accounts and by associates. These purchases are intended for investment purposes only and not for resale.

		At the Minimum of the Estimated Offering Range		At the Maximum of Estimated Offering Range
Name	Amount	Number of Shares	As a Percent of Shares Offered	Number of Shares	As a Percent of Shares Offered

Directors and Executive Officers of Heritage Financial Group:(1)
Tammy W. Burdette	$ 120,000	12,000	0.55%	12,000	0.41%
Joseph C. Burger	200,000	20,000	0.92	20,000	0.68
O. Leonard Dorminey	400,000(2)	40,000	1.85	40,000	1.36
Antone D. Lehr	260,000	26,000	1.20	26,000	0.89
Douglas J. McGinley	100,000	10,000	0.46	10,000	0.34
Carol W. Slappey	150,000	15,000	0.69	15,000	0.51
O. Mitchell Smith	100,000	10,000	0.46	10,000	0.34

Directors of HeritageBank of the South only:
James K. Land	100,000	10,000	0.46	10,000	0.34
James L. Stanley	75,000	7,500	0.35	7,500	0.26
Charles O. Williams	50,000	5,000	0.23	5,000	0.17

All directors and executive officers as a group (9 persons)	$1,555,000	155,500	7.17%	155,500	5.30%

_______________
(1)	All the directors of Heritage Financial Group (Messrs. Burger, Dorminey, Lehr and McGinley and Ms. Slappey) and Ms. Burdette are also directors of HeritageBank of the South. See "Management."
(2)	Includes the purchase of $100,000 of common stock by a non-family associate of Mr. Dorminey.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

          This prospectus contains certain "forward-looking statements" that may be identified by the use of words such as "believe," "expect," "anticipate," "should," "planned," "estimated," and "potential." Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors that could cause actual results to differ materially from these estimates and most other statements that are not historical in nature. These factors include, but are not limited to, general and local economic conditions, changes in interest rates, deposit flows, demand for mortgage, commercial and other loans, real estate values, competition, changes in accounting principles, policies, or guidelines, changes in legislation or regulation and other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing products and services.

General

         The principal business of Heritage Financial Group is operating our wholly owned subsidiary, HeritageBank of the South. Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans and investment and mortgage-backed securities, and the interest we pay on our interest-bearing liabilities, consisting of savings and checking accounts, money market accounts, time deposits and borrowings. Our results of operations also are affected by our provisions for loan losses, non-interest income and non-interest expense. Non-interest income consists primarily of service charges on deposit accounts, origination fees, transaction fees and commissions from investment services. Non-interest expense consists primarily of salaries and employee benefits, occupancy, equipment and data processing, advertising and other costs. Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

         In 2004, we experienced a $5.5 million decrease in loans, primarily because we were unable to make commercial business and commercial real estate loans under existing regulatory requirements and, alternatively had to invest funds in cash-equivalents and securities pending the completion of the conversion of HeritageBank of the South to a Georgia savings bank charter. That conversion was completed on January 1, 2005, and, as a result, our business plan is to increase the origination of construction, multi-family residential, commercial business, commercial real estate and consumer loans. In addition, with increases in interest rates in 2004, which increases are expected to continue in 2005, one- to four-family residential mortgage loan demand has decreased, which impacts our loan portfolio and loan brokerage activities for another lender. Loan demand is affected by a number of factors, including general economic conditions in southwest Georgia, particularly in and near Albany, Georgia. The United States government is expected to make a decision about military base closings this year, which might impact the military bases in our market area. A military base in Albany, Georgia supports 2,855 jobs, and, if it were to close, general economic conditions, loan demand and quality and collateral values would be negatively impacted.

         We have relied on deposits and Federal Home Loan Bank advances to support our loan growth. In 2004, we chose to increase our advances rather than offer higher interest rates on our certificate accounts. One half of the net proceeds of our stock offering, expected to range from $10.3 to $16.3 million will be provided to HeritageBank of the South and be available for lending opportunities in 2005 and 2006.

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         Our net interest income may be affected by market interest rate changes. Increases in loan rates generally reduce loan demand. In addition, a portion of our loan portfolio is tied to the "prime" rate and adjusts immediately when this rate adjusts. Recent increases in short-term interest rates, as a result of increases in the Federal Funds rate by the Board of Governors of the Federal Reserve System, without a corresponding increase in long-term interest rates will result in an increase in interest expense and reduction in net interest income in 2005. The effect of the flattening interest rate yield curve is expected to decrease our ability to invest the net proceeds of the offering and reinvest proceeds from loan and investment repayments at higher rates. Our cost of funds has increased faster than our yield on loans and investments, due to the longer-term nature of our interest-earning assets. In 2005, as we increase our investment in business-related loans, which are considered to entail greater risks than one- to four-family residential loans, in order to help offset the pressure on our net interest margin, our provision for loan losses may increase to reflect this increased risk.

         In 2004, non-interest income increased primarily due to increases in fees and service charges, which increased 32.0% in 2004. The reason for this increase was our new higher fee structure for deposit accounts and ATM transactions. In 2005, we do not anticipate making similar increases in this fee structure, so our fees and service charges are to be level for the year.

         In 2004, in an operating expense reduction program initiated in 2002, we sought to decrease non-interest expenses while continuing to increase net income. Non-interest expense decreased 5.7% in 2004 with decreases in compensation, marketing and occupancy expenses offsetting increases in other non-interest expense. This decrease was the result of a concerted effort to improve our efficiency ratio, which improved from 77.68% in 2003 to 71.19% for 2004. In 2005, we hope to maintain operating expenses relatively consistent with 2004 levels.

Evolution of Business Strategy

          We originally were chartered as a federal credit union in 1955. In 1998, we became a community chartered credit union. We accepted deposits and made loans to members who lived, worked or worshiped in the approved counties for the credit union charter. In 2001, we converted to a federal mutual thrift charter in order to better serve our customers and communities through a broader lending ability and an expanded customer base beyond the field of membership permitted for our credit union. The mutual holding company structure was established in 2002, and we converted from a federal mutual thrift charter to a state savings bank charter in 2005.

          Our current business strategy is to operate a well-capitalized and profitable commercial and retail financial institution dedicated to serving the needs of our customers. We strive to be the primary financial institution in the market areas we serve. We offer a broad range of products and services while stressing personalized and efficient customer service and convenient access to these products and services. We intend to continue to operate as a commercial and consumer lender. We have structured operations around a branch system that is staffed with knowledgeable and well-trained employees. Subject to capital requirements and our ability to grow in a reasonable and prudent manner, we may open additional branches as opportunities arise. In addition to our branch system, we continue to expand electronic services for our customers. We attempt to differentiate ourselves from our competitors by providing a higher level of customer service.

          Our core business is composed of the following:

          1.         Commercial Banking: We focus on the commercial real estate and business needs of individuals and small to medium sized businesses in our market area. The commercial banking department is composed of seasoned commercial lenders and a support staff with over 175 years of combined experience in the industry.

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          2.         Private Banking: Our private bankers service high net worth individuals in our community who desire a specialized level of service.

          3.         Indirect Auto Lending: We provide automobile loans to customers through long-standing relationships with a number of automobile dealerships throughout southern Georgia. While indirect lending is highly competitive, our ability to provide same-day funding makes our product more attractive.

          4.         Retail Banking: We operate a network of six branch offices located in Dougherty, Lee and Worth counties. Each office is staffed with knowledgeable banking professionals who strive to deliver quality service.

          5.         Brokerage/Investment Services: We offer investment products, life, health, disability and long-term care insurance through our brokerage department. Our licensed personnel have over 25 years of experience in the financial services industry.

          6.         Mortgage Lending: Staffed with experienced mortgage originators and processors, our mortgage lending department originates residential mortgage loans for portfolio, as well as for a third party, in order to meet the needs of our customers.

Asset and Liability Management and Market Risk

         Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market rates change over time. Like other financial institutions, our results of operations are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

         How We Measure Our Risk of Interest Rate Changes. As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In doing so, we analyze and manage assets and liabilities based on their interest rates and payment streams, timing of maturities, repricing opportunities, and sensitivity to actual or potential changes in market interest rates.

          To manage the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we adopted asset and liability management policies to understand, measure, monitor, and control the risk. These policies are designed to allow us to implement strategies to minimize the effects of interest rate changes to net income and capital position by properly matching the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities. These policies are implemented by the asset and liability management committee, which is composed of senior management and board members. The asset and liability management committee establishes guidelines for and monitors the volume and mix of assets and funding sources, taking into account relative costs and spreads, interest rate sensitivity and liquidity requirements. The objectives are to manage assets and funding sources to produce results that limit negative changes in net income and capital while supporting liquidity, capital adequacy, growth, risk and profitability goals. Senior managers oversee the process on a daily basis. The asset and liability management committee meets quarterly to review, among other things, economic conditions and interest rate outlook, current and projected needs and capital position, anticipated changes in the volume and mix of assets and liabilities, interest rate risk exposure, liquidity position and net portfolio present value. The committee also recommends strategy changes, as appropriate, based on their review. The committee is responsible for reviewing and reporting the effects of the policy implementations and strategies to the board of directors on a quarterly basis.

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          In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have focused our strategies on:

  Limiting the percentage of long-term fixed-rate loans within our portfolio;

  Originating a mix of variable-rate and shorter term fixed-rate loans;

  Originating prime-based home equity lines of credit;

  Managing deposit relationships for stability and a lower cost of funds position;

  Using Federal Home Loan Bank advances to align maturities and repricing terms of funding sources with loans; and

  Continuing the origination of consumer loans.

          The asset and liability management committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net income and the market value of portfolio equity. Market value of portfolio equity is a measurement of the value of the balance sheet at a fixed point in time. It is summarized as the fair value of assets less the fair value of liabilities. The committee reviews computations of the value of capital at current interest rates and alternative interest rates. The variance in the net portfolio value between current interest rate computations and alternative rate computations represents the potential impact on capital if rates were to change.

          HeritageBank of the South operates a forecasting and modeling software program that computes the net portfolio value under various rate environments as displayed in the following tables. It presents the change in HeritageBank of the South's net portfolio value at December 31, 2004, that would occur upon an immediate change in interest rates based on management assumptions, without effect to any steps that management might take to counteract that change.

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December 31, 2004
Change in Interest Rates in Basis Points ("bp") (Rate Shock in Rates)(1)
	Net Portfolio Value			Net Portfolio Value as % of PV of Assets
	$ Amount	$ Change	% Change	NPV Ratio	Basis Point Change
+300 bp	$40,147	$ (37)	(.09)%	11.92	+22 bp
+200	40,600	416	1.04	11.96	+26
+100	41,184	1,000	2.49	12.03	+33
0	40,184	---	---	11.70	--
-100	37,051	3,133	7.80	10.76	-94
-200	32,106	8,078	20.10	9.33	-237
-300	29,399	10,875	26.84	27.06	-322

__________________
(1)Assumes an instantaneous uniform change in interest rates at all maturities.

          Certain assumptions are used to assess the interest rate risk of HeritageBank of the South. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets and liabilities. The assumptions used for loan repayment rates and deposit decay rates were obtained from the Office of Thrift Supervision. These assumptions used by management to evaluate the vulnerability of HeritageBank of the South's operations to changes in interest rates in the table above are utilized in and set forth in the gap table below. Although management finds the assumptions used to be reasonable, the interest rate sensitivity of HeritageBank of the South's assets and liabilities and the estimated effects of changes in interest rates on HeritageBank of the South's net interest income and market value of portfolio equity indicated in the above table could vary substantially if different assumptions were used or actual experience differs from such assumptions.

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          The following table summarizes the anticipated maturities or repricing of our interest-earning assets and interest-bearing liabilities at December 31, 2004, based on the information and assumptions set forth below.

	Six Months or Less	Over Six Months to One Year	Over One to Three Years	Over Three to Five Years	Over Five Years	Total
	(Dollars in thousands)
Residential and commercial real estate loans	$ 57,107	$ 23,705	$ 38,795	$ 15,262	$ 17,371	$152,240
Commercial business loans	19,304	4,354	3,140	722	---	27,520
Consumer loans	18,318	13,206	21,772	4,946	240	58,482
Mortgage-backed securities	2,312	2,405	6,922	4,643	10,501	26,783
Investment securities and other	13,082	4,938	2,162	10,191	15,335	45,708
Total interest-earning assets	110,123	48,608	72,791	35,764	43,447	310,733
Savings, demand and NOW accounts	22,634	22,619	46,070	21,823	26,243	139,389
Certificates	24,129	26,151	32,072	12,321	33	94,706
FHLB advances	3,000	13,000	30,000	---	5,000	51,000
Total interest-bearing liabilities	49,763	61,770	108,142	34,144	31,726	285,095
Interest-earning assets less interest-bearing liabilities	$ 60,360	$ (13,162)	$ (35,351)	$ 1,620	$ 12,171	$ 25,638
Cumulative interest-rate sensitivity gap	$ 60,360	$ 47,198	$ 11,847	$ 13,467	$ 25,638	$ 25,638
Cumulative interest-rate gap as a percentage of assets at December 31, 2004	17.57%	13.74%	3.45%	3.92%	7.46%

Cumulative interest-rate gap as a percentage of interest-earning assets at December 31, 2004	19.42%	15.19%	3.81%	4.33%	8.25%

         The difference between repricing assets and repricing liabilities for a specific period is referred to as the GAP. An excess of repriceable assets over repriceable liabilities is referred to as a positive gap. An excess of repriceable liabilities over repriceable assets is referred to as a negative gap. The cumulative gap is the summation of the gap of all periods to the end of the period for which the cumulative gap is being measured.

          The GAP analysis treats demand and savings as repricing within one year, while experience suggests that these categories of deposits are actually comparatively not sensitive to rate changes. Assets and liabilities scheduled to reprice are included in the period in which the rate is next scheduled to adjust rather than in the period in which the assets or liabilities mature. Fixed-rate loans are included in the periods in which they are scheduled to be repaid based on scheduled amortization, as adjusted to take into account estimated prepayments based on prepayment tables issued by the Office of Thrift Supervision. No effect is given to the payable on demand clause in certain loans originated by HeritageBank of the South.

          As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in

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market rates. Additionally, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates and deposit accounts could deviate significantly from those assumed in calculating the table.

Comparison of Financial Condition at December 31, 2004 and December 31, 2003

          Total assets increased by $7.8 million, a 2.3% increase from December 31, 2003, to $343.5 million at December 31, 2004. The increase was primarily due to growth in investments as outstanding net loans declined by $5.5 million. The increase was primarily a result of a $14.0 million increase in federal funds sold and investment securities to $72.1 million at December 31, 2004, partially offset by a $5.5 million decrease in loans to $235.3 million. The reduction in loans resulted from our need to reduce originations of commercial real estate loans to avoid exceeding then applicable regulatory limits that are no longer applicable to HeritageBank of the South. In order to continue commercial real estate and business lending, consistent with our business plan and market receptiveness, we converted to a Georgia chartered savings bank on January 1, 2005. To the extent we were unable to deploy funds in our desired line of business during the last quarter of 2004, we acquired federal funds sold and investment securities.

         Deposits closed at $248.5 million at December 31, 2004, a decrease of $6.8 million, or 2.7%, from December 31, 2003. The decrease occurred primarily in certificate of deposit accounts. The decrease was attributable to a competitive rate environment, with management choosing to utilize Federal Home Loan Bank advances at more favorable rates rather than increase the rates offered on certificates of deposit.

          Total borrowings amounted to $51.0 million at December 31, 2004, an increase of $11.0 million or 27.5% from December 31, 2003. The increase was a result of our determination to utilize Federal Home Loan Bank advances to fund loan originations during this period, rather than proceeds from the sale of investment securities or higher cost deposits.

          After recording net income of $3.5 million for the year and an unrealized loss on securities available for sale of $1.4 million, total equity at December 31, 2004 was $39.1 million compared to $37.0 million at December 31, 2003, representing an increase of $2.1 million, or 5.7%.

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Average Balances, Net Interest Income, Yields Earned and Rates Paid

          The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Also presented is the weighted average yield on interest-earning assets, rates paid on interest-bearing liabilities and the resultant spread at December 31, 2004. Income and yields on tax-exempt obligations have not been computed on a tax equivalent basis. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

	At December 31,	Year Ended December 31,
	2004	2004			2003			2002
	Average Yield/ Cost	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
		(Dollars in thousands)
Interest-Earning Assets:
Loans	6.31%	$239,857	$15,444	6.44%	$247,177	$17,094	6.92%	$234,221	$18,290	7.81%
Investment securities(1)	4.17	30,271	1,300	4.29	20,349	877	4.31	10,832	686	6.33
Mortgage-backed securities	3.89	25,127	937	3.73	20,149	633	3.14	12,627	414	3.28
Federal Home Loan Bank stock	3.50	2,097	75	3.58	1,960	75	3.83	1,701	90	5.29
Other interest-earning assets(2)	1.34	8,068	99	1.23	10,595	116	1.18	14,900	201	1.55

Total interest-earning assets	5.75	305,420	17,855	5.85	300,230	18,795	6.26	274,281	19,681	7.18
Interest-Bearing Liabilities:
Demand and NOW accounts	0.85	50,922	598	0.68	44,034	549	1.07	21,364	263	1.23
Savings accounts	0.81	87,607	342	0.67	92,014	980	1.25	97,775	1,628	1.67
Certificates of deposits	2.54	96,771	2,337	2.41	102,572	2,859	2.79	98,060	3,546	3.62
Borrowings	3.82	42,110	1,621	3.85	37,769	1,465	3.88	34,442	1,319	3.83
Total interest-bearing liabilities	1.83	277,410	4,898	1.77	276,389	5,853	2.12	251,641	6,756	2.61
Net interest income			$12,957			$12,942			$12,925
Net interest rate spread	3.92%			4.08%			4.14%			4.57%
Net earning assets		$ 28,010			$ 23,841			$ 22,640
Net interest margin(3)				4.24%			4.31%			4.71%

Average interest-earning assets to average interest-bearing liabilities		1.10x			1.09x			1.09x

______________
(1)	Calculated based on amortized cost.
(2)	Includes term deposits with other financial institutions.
(3)	Net interest income divided by interest-earning assets.

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Rate/Volume Analysis

          The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. The change in interest attributable to rate has been determined by applying the change in rate between years to average balances outstanding in the later year. The change in interest due to volume has been determined by applying the rate from the earlier year to the change in average balances outstanding between years. Thus, changes that are not solely due to volume have been consistently attributed to rate.

	Year Ended December 31,
	2004 vs. 2003
	Increase (Decrease)		Total Increase (Decrease)
	Due to
	Volume	Rate
	(In thousands)
Interest-earning assets:
Loans	$(507)	$(1,143)	$(1,650)
Mortgage-backed securities	157	147	304
Investment securities	429	(6)	423
Other	(30)	13	(17)
Total interest earning assets	$ 49	$ (989)	$ (940)
Interest-bearing liabilities:
Savings accounts	$ (47)	$ (335)	$ (382)
Demand and NOW deposits	86	(292)	(206)
Certificates of deposit	(162)	(360)	(522)
Borrowings	168	(13)	155
Total interest-bearing liabilities	$ 45	$(1,000)	$ (955)
Net interest income			$ 15

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Comparison of Operating Results for the Years Ended December 31, 2004 and December 31, 2003

         General. Net income increased $1.2 million, or 55.2%, to $3.5 million for the year ended December 31, 2004 from $2.3 million for the year ended December 31, 2003. The increase in net income resulted primarily from a reduction in non-interest expense, a decrease in the provision for loan losses and an increase in non-interest income.

         Interest Income. Total interest income declined by $940,000 or 5.0%, to $17.8 million for the year ended December 31, 2004 from $18.7 million for the year ended December 31, 2003. The decrease in interest income was primarily attributable to a 41 basis point decrease in the average yield on average interest earning assets from 6.26% for 2003 to 5.86% for 2004. This reduction resulted from a decrease in market rates of interest during 2004.

         Interest Expense. Total interest expense decreased $955,000, or 16.3%, to $4.9 million for the year ended December 31, 2004 from $5.9 million for the year ended December 31, 2003. The decrease in total interest expense resulted primarily from a decline in interest expense on deposit accounts. The average cost of funds decreased by 35 basis points to 1.77% in 2004 compared to 2.12% in 2003. This reduction resulted from a decrease in market rates of interest during 2004.

         Net Interest Income. Net interest income remained stable at $12.9 million for the year ended December 31, 2004 and for year ended December 31, 2003. The net interest spread and the net interest margin declined during 2004 due to lower loan yield and a shift from higher interest-earning loans to investments, due to the reduction in market rates of interest as mortgage loans refinanced. The average net interest spread decreased 6 basis points to 4.08% from 4.14% while the average net interest margin also decreased 7 basis points to 4.24% from 4.31%. These reductions were offset by a $5.0 million increase in the average balance of net interest-earning assets during 2004.

         Provision for Loan Losses. Management establishes provisions for loan losses, which are charged to operations, at a level management believes will reflect probable credit losses based on historical loss trends and an evaluation of specific credits in the loan portfolio and conform to generally accepted accounting principles. In evaluating the level of the allowance for loan losses, management considers the types of loans and the amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, prevailing economic conditions, and past due status and trends. Consumer loans are reviewed based on past due status. The loans are internally classified as substandard, doubtful, and loss. The allowance for loan losses is determined based on these classifications. For consumer loans not classified, the amount of the allowance is determined based on the three-year historical loss average percentages. Commercial loans are classified by loan type, the allowance is based on classified status as special mention, substandard, doubtful, or loss. For commercial loans not classified, the three-year historical loss averages by loan type are used to determine the allowance established for the portfolio. In 2004, we recorded a provision for loan losses of $200,000, compared to $650,000 in 2003, which reflected a decrease of 69.2%. The need for a smaller provision in 2004 was a direct result of the $3.5 million reduction in classified assets and a $5.5 million decline in net outstanding loans. The allowance for loan losses as a percentage of loans outstanding decreased to 1.24% at December 31, 2004 from 1.43% at December 31, 2003. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates. Nonperforming assets were $765,000 and $886,000 at December 31, 2004 and December 31, 2003, respectively.

         Management assesses the allowance for loan losses on a monthly basis and makes provisions for loan losses as necessary in order to maintain the proper level of allowance. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses as of December 31, 2004 is maintained at a level that represents management's best estimate of inherent losses in the loan portfolio, and such losses were both probable and reasonably estimable.

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         Non-interest Income. Non-interest income increased $494,000, or 10%, to $5.5 million for the year ended December 31, 2004 from $5.0 million for year ended December 31, 2003. The primary reason for the increase was an increase in deposit account service charges of $963,000. Deposit account service charges, which include account maintenance fees and transaction fees, increased due to an increase in the fees charged for certain services. This increase was partially offset by a $264,000 reduction in gains on sales of securities, due to a reduced level of sales activity and an increase in Federal Home Loan Bank advances to help fund lending.

         Non-interest Expense. Non-interest expense declined $795,000, or 5.7%, to $13.1 million for year ended December 31, 2004 from $13.9 million for the year ended December 31, 2003. Beginning in 2002, management initiated strategic plans to reduce non-interest expense and improve staff efficiencies. As part of these initiatives, management reviewed its contracts with vendors, staffing needs and methods to maintain or improve customer service while reducing expenses. Pursuant to these initiatives, we have reduced staffing by consolidating positions and reorganized departmental work flow, through normal staff attrition; we sold our branch facility in Camilla, Georgia during 2004, while retaining the lending and deposit relationships; and we have reviewed, and in some cases renegotiated, operational expenses and third-party contracts to improve efficiency and pricing. These actions, along with expenses being recognized in 2003 related to our former chief executive officer leaving with no similar expense in 2004, were the primary reasons for the non-interest expense decrease in 2004.

         Income Tax Expense. Income tax expense increased $497,000 in 2004, due primarily to an increase in net income before taxes. Our effective tax rate for federal and state income taxes was 30.5% for 2004 and 31.6% for 2003.

Liquidity and Commitments

         We are required to have enough cash and investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure a safe and sound operation. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained.

         The consolidated statements of cash flows detail cash flows from operating, investing and financing activities. For the year ended December 31, 2004, net cash provided by operating activities was $5.8 million while financing activities provided $4.2 million. Investing activities used $9.8 million of the funds provided, resulting in a net increase in cash and cash equivalents of $200,000.

         We are in the process of offering for sale up to 3,372,375 shares of our common stock. If this offering is successfully completed, we plan to contribute $10.3 million to $16.3 million to HeritageBank of the South, lend $2.8 million to $4.4 million to our employee stock ownership plan and retain $7.5 million to $11.9 million to initially place in short-term investments for general corporate purposes.

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         Management is not aware of any trends, events, or uncertainties that will have, or that are reasonably likely to have a material impact on liquidity, capital resources or operations. Further, management is not aware of any current recommendations by regulatory agencies which if they were to be implemented, would have such effect.

         Our liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. Heritage Financial Group has $4.2 million in cash and investment securities generally available for its cash needs. HeritageBank of the South's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided by operations. While scheduled payments from the amortization of loans and maturing short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, HeritageBank of the South invests excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. HeritageBank of the South also generates cash through borrowings, primarily from Federal Home Loan Bank advances, to leverage its capital base, provide funds for its lending and investment activities and enhance its interest rate risk management.

         Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments, such as overnight deposits and federal funds. On a longer term basis, we maintain a strategy of investing in various lending products and investment securities, including mortgage-backed securities. HeritageBank of the South uses its sources of funds primarily to meet its ongoing commitments, pay maturing deposits and fund withdrawals, to fund loan commitments. At December 31, 2004, the total approved loan commitments and unused lines of credit outstanding amounted to $24.3 million, and outstanding letters lines of credit were $1.1 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2004, totaled $50.3 million. It is management's policy to manage deposit rates that are competitive with other local financial institutions. Based on this management strategy, we believe that a majority of maturing deposits will remain with HeritageBank of the South. In addition, HeritageBank of the South had the ability at December 31, 2004 to borrow an additional $31.5 million from the Federal Home Loan Bank of Atlanta and $6.0 million from another lender as a funding source to meet commitments and for liquidity purposes.

Capital

         Effective January 1, 2005, Heritage Financial Group and HeritageBank of the South became subject to minimum capital requirements imposed by the Georgia Department of Banking and Finance. As of that same date, HeritageBank of the South also became subject to minimum capital requirements and capital categories established by the FDIC. Based on their capital levels at December 31, 2004, Heritage Financial Group and HeritageBank of the South exceeded this state and federal requirements as of that date and continue to exceed them as of the date of this prospectus. Consistent with our goals to operate a sound and profitable organization, our policy is for HeritageBank of the South to maintain a "well-capitalized" status under the capital categories of the FDIC. Based on capital levels at December 31, 2004, HeritageBank of the South was considered to be well-capitalized. See "How We Are Regulated - Regulatory Capital Requirements."

         At December 31, 2004, Heritage Financial Group had total equity of $39.1 million or 11.4% of total assets as of that date. On January 1, 2005, it became subject to Georgia capital requirements for holding companies. Under these requirements, Heritage Financial Group's December 31, 2004 capital constituted Tier 1 leverage capital of $39.7 million or 11.7%, or $26.1 million above the 4.0% Georgia requirement.

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         Prior to its conversion to a Georgia savings bank, HeritageBank of the South was subject to and in compliance with capital requirements imposed by the Office of Thrift Supervision. Effective January 1, 2005, it became subject to capital requirements imposed by the FDIC and Georgia. HeritageBank of the South's December 31, 2004 capital constituted Tier 1 leverage capital of $34.8 or 10.4%, which is $21.4 million and $19.8 million, respectively above the 4.0% FDIC requirement and 4.5% Georgia requirement. In addition, it had a Tier 1 risked-based capital ratio of 12.8% and total risked-based capital ratio of 13.9%. As reflected below, HeritageBank of the South exceeded the minimum capital ratios to be considered well-capitalized by the FDIC based on its capital levels at December 31, 2004:

	Actual		Required		Excess
	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in thousands)
Tier 1 leverage	$34,808	10.4%	$16,710	5.0%	$18,098	5.4%
Tier 1 risk-based	34,808	12.8%	16,322	6.0%	18,486	6.8%
Total risk-based	37,773	13.9%	27,203	10.0%	10,570	3.9%

         The capital raised in this offering, with net proceeds estimated to be between $20.6 million and $32.5 million, will significantly increase our regulatory capital levels and ratios. Based upon our existing capital, and the capital to be raised in this offering, we believe that we will have sufficient capital to carry out our proposed business plan for at least the next year and to meet any applicable regulatory capital requirements during that period.

Critical Accounting Policies

         We have established certain accounting and financial reporting policies to govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. Our significant accounting policies are described in the Notes to Consolidated Financial Statements. Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities. The judgments and assumptions used by management are based on historical experience and other factors that are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from the judgments and estimates adopted by management, which could have a material impact on the carrying values of assets and liabilities and the results of our operations. We believe the following accounting policies applied by us represent critical accounting policies.

         Allowance for Loan Losses. We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in the preparation of our consolidated financial statements. The allowance for loan losses represents management's estimate of probable loan losses in the loan portfolio. Calculation of the allowance for loan losses represents a critical accounting estimate due to the significant judgment, assumptions and estimates related to the amount and timing of estimated losses, consideration of current and historical trends and the amount and timing of cash flows related to impaired loans.

         Management believes that the allowance for loan losses is maintained at a level that represents our best estimate of probable losses in the loan portfolio. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. These agencies may require us to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

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         Management evaluates current information and events regarding a borrower's ability to repay its obligations and considers a loan to be impaired when the ultimate collectibility of amounts due, according to the contractual terms of the loan agreement, is in doubt. If the loan is collateral-dependent, the fair value of the collateral is used to determine the amount of impairment. Impairment losses are included in the allowance for loan losses through a charge to the provision for losses on loans.

         Subsequent recoveries are credited to the allowance for loan losses. Cash receipts for accruing loans are applied to principal and interest under the contractual terms of the loan agreement. Cash receipts on impaired loans for which the accrual of interest has been discontinued are applied first to principal and then to interest income.

         Income Taxes. SFAS No. 109, "Accounting for Income Taxes," requires the asset and liability approach for financial accounting and reporting for deferred income taxes. We use the asset and liability method of accounting for deferred income taxes and provide deferred income taxes for all significant income tax temporary differences. See Note 9 of the Notes to Consolidated Financial Statements for additional details.

         As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in the jurisdiction in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation and the provision for loan losses, for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities that are included in our consolidated balance sheet.

         After converting to a federally chartered savings association, HeritageBank of the South became a taxable organization. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary difference between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. The Internal Revenue Code and applicable regulations are subject to interpretation with respect to the determination of the tax basis of assets and liabilities for credit unions that convert charters and become a taxable organization. Since HeritageBank of the South's transition to a federally-chartered thrift, HeritageBank of the South has recorded income tax expense based upon management's interpretation of the applicable tax regulations. Positions taken by Heritage Financial Group in preparing our federal and state tax returns are subject to the review of taxing authorities, and the review of the positions we have taken by taxing authorities could result in adjustments to our financial statements.

BUSINESS OF HERITAGE FINANCIAL GROUP

General

         Since being formed in February 2002, Heritage Financial Group has not engaged in any business other than through HeritageBank of the South and the management of its cash and investment portfolio. We neither own nor lease any property, but we use the premises, equipment and furniture of HeritageBank of the South. We employ only persons who are executive officers of HeritageBank of the South as our executive officers, and we also use the support staff of HeritageBank of the South from time to time. We currently do not separately compensate any employees, although, in the future, we may hire additional employees if we expand our business at the holding company level.

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         Our wholly owned subsidiary, HeritageBank of the South, was originally chartered in 1955 as federal credit union, serving the marine base in Albany, Georgia. Over the years, it evolved into a full-service, multi-branch community credit union in Dougherty, Lee, Mitchell and Worth counties. It was converted from a federal credit union charter to a federal mutual savings bank charter in July 2001. The objective of that charter conversion was to better serve customers and the local community though the broader lending ability of a savings bank, and to expand our customer base beyond the limited field of membership permitted for credit unions. In February 2002, Heritage Financial Group was formed as part of the reorganization into the two-tier mutual holding company structure. On January 1, 2005, HeritageBank of the South converted to a Georgia state-chartered stock savings bank.

         The principal business of HeritageBank of the South consists of attracting retail deposits from the general public and investing those funds primarily in permanent loans secured by first mortgages on owner-occupied, one- to four-family residences, multi-family residences and commercial property and a variety of consumer and commercial business loans. Revenues from this business are derived principally from interest on loans and securities and fee income.

         HeritageBank of the South offers a variety of deposit accounts having a wide range of interest rates and terms, which generally include savings accounts, money market deposit and term certificate accounts and checking accounts. It solicits deposits in our market areas and, to a lesser extent from financial institutions nationwide, and it has not accepted brokered deposits.

Market Area

         We intend to continue to be a community-oriented financial institution offering a variety of financial services to meet the needs of the communities we serve. We are headquartered in Albany, Georgia and primarily serve Dougherty, Lee, Mitchell and Worth counties in Georgia. Our geographic market area for loans and deposits is principally Dougherty and Lee counties, though we have existing relationships in Mitchell county and a presence in Worth county and, to a lesser extent, the rest of southwest Georgia. We occasionally make loans beyond our market area to meet customer's needs and develop business. We have a 20% deposit market share and a 26% mortgage market share in the Albany Metropolitan Statistical Area, ranking us second among all insured depository institutions in that area. As of June 30, 2004, we had a 19.4% market share of insured deposits in Dougherty County, 1.4% market share of insured deposits in Lee County, 2.6% market share of insured deposits in Mitchell County, and 9.8% market share of insured deposits in Worth County, ranking us first, eighth, sixth, and fourth, respectively, in those counties, among all insured depository institutions.

         The local economy is historically based on manufacturing, but it has become more service-oriented in the last two decades. Median household income and per capita income for our market area are below the state and national averages, reflecting the urban nature of the market and limited availability of high paying white collar and technical jobs. As of September 2004, our market area reported an unemployment rate of 4.6%, as compared to the national average of 5.4%. Major employers in our market area include the United States Marine Corps Logistics Base, Phoebe Putney Memorial Hospital, Merck & Co., Procter & Gamble and Miller Brewing Company.

Lending Activities

         The following table presents information concerning the composition of HeritageBank of the South's loan portfolio in dollar amounts and in percentages (before deductions for allowances for losses) as of the dates indicated.

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	December 31,
	2004		2003		2002		2001		2000
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real Estate
One- to four-family	$ 74,324	31.20%	$ 77,342	31.66%	$ 61,389	26.59%	$ 74,910	32.32%	$ 80,234	36.52%
Multi-family	17,049	7.16	17,013	6.96	17,483	7.57	11,850	5.11	--	--
Commercial	38,581	16.19	42,112	17.24	44,908	19.45	25,187	10.87	37,339(1)	17.00
Construction or development	8,248	3.46	11,382	4.66	11,489	4.98	11,861	5.12	--	--
Total real estate loans	138,202	58.01	147,849	60.52	135,269	58.59	123,808	53.42	117,573	53.52

Other loans
Consumer loans:
Deposit account	1,429	0.60	1,428	0.58	1,526	0.66	1,604	0.69	2,305	1.05
Student	1,190	0.50	1,307	0.54	1,721	0.75	1,899	0.82	1,779	0.81
Automobile	47,429	19.91	44,280	18.13	51,057	22.11	59,699	25.76	66,100	30.09
Home equity	13,837	5.81	12,678	5.19	12,142	5.26	11,220	4.84	11,873	5.40
Home improvement	56	0.02	129	0.05	278	0.12	519	0.22	--	--
Other	7,753	3.25	8,106	3.32	9,406	4.07	19,309	8.32	20,063	9.13
Total consumer loans	71,694	30.09	67,928	27.81	76,130	32.96	94,250	40.65	102,120	46.48

Commercial business loans	28,346	11.90	28,520	11.67	19,504	8.45	13,736	5.93	--(2)	--
Total other loans	100,040	41.99	96,448	39.48	95,634	41.41	107,986	46.58	102,120	46.48

Total loans	238,242	100.00%	244,297	100.00%	230,903	100.00%	231,794	100.00%	219,693	100.00%
Less:
Allowance for loan losses	2,965		3,503		3,413		2,346		2,355
Total loans receivable, net	$235,277		$240,794		$227,490		$229,448		$217,338
______________________
(1)	Includes commercial business loans not separately recorded prior to the conversion from a credit union.
(2)	Commercial business loans are included in commercial real estate loans.

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         The following table shows the composition of HeritageBank of the South's loan portfolio by fixed-and adjustable-rate at the dates indicated.

	December 31,
	2004		2003		2002
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Fixed Rate Loans:
Real Estate
One- to four-family	$ 71,373	29.96%	$ 74,784	30.61%	$ 57,657	24.97%
Multi-family	16,385	6.88	15,885	6.50	15,870	6.87
Commercial	33,562	14.09	34,888	14.28	37,722	16.34
Construction or development	3,687	1.55	4,293	1.76	5,300	2.30
Total real estate loans	125,007	52.48	129,850	53.15	116,549	50.48
Consumer	53,909	22.63	51,827	21.21	59,948	25.96
Commercial business	9,073	3.81	6,497	2.66	5,258	2.28
Total fixed-rate loans	187,989	78.90	188,174	77.02	181,755	78.71
Adjustable Rate Loans:
Real Estate
One- to four-family	2,951	1.24	2,558	1.05	3,732	1.62
Multi-family	664	0.28	1,128	0.46	1,613	0.70
Commercial	5,018	2.11	7,223	2.96	7,780	3.37
Construction or development	4,562	1.91	7,089	2.90	6,188	2.68
Total real estate loans	13,195	5.54	17,998	7.37	19,313	8.37
Consumer	17,786	7.47	16,101	6.59	15,588	6.75
Commercial business	19,272	8.09	22,024	9.02	14,247	6.17
Total adjustable rate loans	50,253	21.10	56,123	22.98	49,148	21.29
Total loans	238,242	100.00%	244,297	100.00%	230,903	100.00%
Less:
Allowance for loan losses	2,965		3,503		3,413
Total loans, net	$235,277		$240,794		$227,490

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          The following schedule illustrates the contractual maturity of HeritageBank of the South's loan portfolio at December 31, 2004. Mortgages that have adjustable or renegotiable interest rates are shown as maturing in the period during which the contract is due. The schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.

	Real Estate
	One- to Four-Family		Multi-family and Commercial		Construction		Consumer		Commercial Business		Total
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
Due During Years Ending December 31,(1)
Anytime(2)	$ 403	5.55%	$ 1,800	6.83%	$ 840	5.68%	$ 654	15.07%	$ 2,109	5.39%	$ 5,806	6.98%
2005	5,631	6.25	16,320	6.65	6,340	5.98	4,849	8.50	13,726	5.86	46,866	6.47
2006	3,319	6.69	8,757	6.31	134	6.26	6,566	9.22	2,175	6.44	20,951	7.28
2007 and 2008	6,349	6.58	17,595	5.96	903	6.31	21,161	7.81	3,841	6.27	49,849	6.86
2009 to 2010	5,079	6.67	10,723	5.99	31	5.50	25,705	5.97	4,691	5.85	46,229	6.04
2011 to 2025	35,573	6.40	436	6.78	---	---	12,758	6.12	1,804	5.25	50,571	6.29
2026 and following	17,970	5.58	---	---	---	---	---	---	---	---	17,970	5.58
Total	$74,324		$55,631		$8,248		$71,693		$28,346		$238,242
______________
(1)	The total amount of loans due after December 31, 2004 which have predetermined interest rates is $188.0 million, while the total amount of loans due after such dates which have floating or adjustable interest rates is $50.3 million.
(2)	Includes demand loans, loans having no stated maturity and overdraft loans.

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         Lending authority. Loans up to $300,000 may be approved by senior loan officers. The Chief Executive Officer may approve loans up to $500,000. The Senior Credit Officer and the Chief Executive Officer jointly may approve loans up to $1.0 million and the Executive Loan Committee may approve loans up to $1.5 million. Loans over these amounts or outside our general underwriting guidelines must be approved by the board of directors.

         At December 31, 2004, the maximum amount under federal law that we could have loaned to any one borrower and the borrower's related entities was approximately $5.2 million. Effective January 1, 2005, we became subject to the lending limit established under Georgia law, and we are no longer subject to the federal limit. See "How We Are Regulated - HeritageBank of the South - Georgia Regulation." Based on our capital level at December 31, 2004, the maximum amount under Georgia law that we could loan to any one borrower and the borrower's related entities was $7.5 million for fully secured loans (including loans secured by real estate for which we have an independent appraisal) and $4.5 million for all other loans.

         Our five largest lending relationships are with commercial borrowers and total $20.6 million in the aggregate, or 8.7% of our $238.2 million loan portfolio at December 31, 2004. The largest relationship consists of $4.7 million in loans on various real estate ventures. The next four largest relationships at December 31, 2004, were $4.2 million secured by gas stations with convenience stores and related petroleum bulk storage facilities, $4.1 million secured by rental property and commercial real estate, $4.2 million secured by an aviation business and $3.8 million secured by accounts receivable, inventory and equipment of a general contractor. At December 31, 2004, we had nine other lending relationships that exceeded $2.0 million. All of these loans were current as of December 31, 2004.

         One- to Four-Family Residential Real Estate Lending. We originate loans secured by first mortgages on owner-occupied, one- to four-family residences in Dougherty, Lee, Mitchell and Worth counties in Georgia. Some of these loans are funded by us and retained in our portfolio and others are originated for funding by another lender. See "- Loan Originations, Purchases, Sales, Repayments and Servicing." During 2002 and 2003, this type of lending increased because of increased demand for refinancings and our decision, in 2003, to originate more fixed-rate residential loans for our portfolio. In 2004, this loan demand decreased, primarily due to a decrease in refinancing activity, and we reduced the amount of mortgage loans originated for our portfolio, though we continued to originate loans for funding by another lender. See "- Loan Originations, Purchases, Sales, Repayments and Servicing." At December 31, 2004, one- to four-family residential mortgage loans totaled $74.3 million, or 31.20% of our gross loan portfolio. At December 31, 2004, we had $62.1 million in loans secured by owner-occupied one- to four-family residences and $12.2 million in loans secured by nonowner-occupied, one- to four-family residences, of which $10.4 million were fixed-rate loans and $1.8 million were adjustable rate loans.

         We generally underwrite our one- to four-family owner-occupied loans based on the applicant's employment and credit history and the appraised value of the subject property. Presently, we lend up to 90% of the lesser of the appraised value or purchase price for one- to four-family residential loans. For loans with a loan-to-value ratio in excess of 80%, we generally require private mortgage insurance in order to reduce our exposure below 80% or charge a higher interest rate. Properties securing our one- to four-family loans are appraised by independent fee appraisers approved by the board of directors. We require our borrowers to obtain title insurance and hazard insurance, and flood insurance, if necessary.

         We currently originate one- to four-family mortgage loans on either a fixed- or adjustable-rate basis, as consumer demand dictates. Our pricing strategy for mortgage loans includes setting interest rates that are competitive with other local financial institutions and consistent with our internal needs. Fixed-rate loans have a five year term, with a balloon payment and a 30-year amortization calculation during the five years.

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         Adjustable-rate mortgage, or ARM, loans are offered with annual repricing with a maximum annual rate change of 1% and maximum overall rate change of 4%. We use a variety of indices to reprice our ARM loans. During the year ended December 31, 2004, we originated $7.3 million of one- to four-family ARM loans and $18.1 million of one- to four-family fixed-rate mortgage loans.

         Our one- to four-family loans may be assumable, subject to our approval, and may contain prepayment penalties. Most ARM loans are written using generally accepted underwriting guidelines. Due mainly, however, to the generally large loan size, these loans may not be readily saleable to Freddie Mac or Fannie Mae, but are saleable to other private investors. Our real estate loans generally contain a "due on sale" clause allowing us to declare the unpaid principal balance due and payable upon the sale of the security property.

         In order to remain competitive in our market areas, we may originate ARM loans at initial rates below the fully indexed rate. Our ARM loans generally provide for specified minimum and maximum interest rates, with a lifetime cap and floor, and a periodic adjustment on the interest rate over the rate in effect on the date of origination. As a consequence of using caps, the interest rates on these loans may not be as rate sensitive as is our cost of funds.

         We generally underwrite our nonowner-occupied, one- to four-family loans primarily based on a 1.25% debt service coverage, though we also consider the applicant's creditworthiness and the appraised value of the property. Presently, we lend up to 85% of the lesser of the appraised value or purchase price for the residence. These loans are offered with a fixed rate or an adjustable rate using the prime rate as the index. These loans have terms of up to 15 years and are not assumable. We generally obtain title opinions from our counsel regarding these properties.

         ARM loans generally pose different credit risks than fixed-rate loans, primarily because as interest rates rise, the borrower's payment rises, increasing the potential for default. We have not experienced significant delinquencies for these loans. However, the majority of these loans have been originated within the past two years, as rates have decreased. See "- Asset Quality -- Non-performing Assets" and "-- Classified Assets." At December 31, 2004, our one- to four-family ARM loan portfolio totaled $3.0 million, or 1.24% of our gross loan portfolio. At that date the fixed-rate one- to four-family mortgage loan portfolio totaled $71.4 million, or 29.96% of our gross loan portfolio.

         Fixed-rate loans secured by one- to four-family residences have contractual maturities of up to 30 years and are generally fully amortizing, with payments due monthly. Current originations have maturities up to 15 years or have up to a 30 year amortization with a five year term to maturity.

         Commercial and Multi-Family Real Estate Lending. We offer a variety of multi-family and commercial real estate loans. These loans are secured primarily by multi-family dwellings, and a limited amount of small retail establishments, hotels, motels, warehouses and small office buildings located in our market areas. At December 31, 2004, multi-family and commercial real estate loans totaled $17.0 million and $38.6 million or 7.16% and 16.19%, respectively, of our gross loan portfolio.

         Our loans secured by multi-family and commercial real estate are originated with either a fixed or adjustable interest rate with a three or five year term and balloon payment and a 15-year amortization calculation. The interest rate on adjustable-rate loans is based on a variety of indices, generally determined through negotiation with the borrower. Loan-to-value ratios on our multi-family and commercial real estate loans typically do not exceed 80% of the appraised value of the property securing the loan.

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         Loans secured by multi-family and commercial real estate are underwritten based on the income producing potential of the property and the financial strength of the borrower. The net operating income, which is the income derived from the operation of the property less all operating expenses, must be sufficient to cover the payments related to the outstanding debt. We generally require personal guarantees of the borrowers and an assignment of rents or leases in order to be assured that the cash flow from the project will be used to repay the debt. Appraisals on properties securing multi-family and commercial real estate loans are performed by independent state certified or licensed fee appraisers approved by the board of directors, with a second independent appraisal review performed if the loan exceeds $500,000. See "- Loan Originations, Purchases, Sales and Repayments."

         We do not generally maintain a tax or insurance escrow account for loans secured by multi-family and commercial real estate. In order to monitor the adequacy of cash flows on income-producing properties, the borrower is generally required to provide periodic financial information.

         Loans secured by multi-family and commercial real estate properties generally involve a greater degree of credit risk than one- to four-family residential mortgage loans. These loans typically involve large balances to single borrowers or groups of related borrowers. Because payments on loans secured by multi-family and commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of these loans may be subject to adverse conditions in the real estate market or the economy. If the cash flow from the project is reduced, or if leases are not obtained or renewed, the borrower's ability to repay the loan may be impaired. See "- Asset Quality -- Non-performing Loans." The largest multi-family or commercial real estate lending relationship at December 31, 2004 was $4.7 million, secured by residential housing. At December 31, 2004, this loan was fully performing.

         Construction Lending. Our construction loan portfolio consists of loans for the construction of one- to four-family residences and commercial properties. We hope to increase our construction lending business, particularly with residential contractors. Construction lending generally affords us an opportunity to receive interest at rates higher than those obtainable from residential lending and to receive higher origination and other loan fees. In addition, construction loans are generally made with adjustable rates of interest for six to nine month terms, with interest-only payments due during the construction period. At December 31, 2004, we had $8.2 million in construction loans outstanding, representing 3.46% of our gross loan portfolio and consisting of: $780,000 in construction loans to the prospective owner of the one- to four-family residence being constructed, $1.1 million in construction loans to builders for pre-sold and spec homes under construction, $1.8 million for the construction of commercial properties and $4.6 million in acquisition and development loans to builders for the development of lots for future residential construction.

         Construction loans also involve additional risks attributable to the fact that loan funds are advanced upon the security of the project under construction, which is of uncertain value prior to the completion of construction. Moreover, because of the uncertainties inherent in estimating construction costs, delays arising from labor problems, material shortages, and other unpredictable contingencies, it is relatively difficult to evaluate accurately the total loan funds required to complete a project, and the related loan-to-value ratios. We fund our construction loans based on percentage of completion as determined by physical property inspections. The acquisition and development loans are required to be paid as lots are sold, though on an accelerated basis so that we are repaid before all the lots are sold. See also the discussion under the headings "- Classified Assets" and "- Loan Delinquencies and Defaults" below.

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         Commercial Business Lending. At December 31, 2004, commercial business loans totaled $28.3 million or 11.90% of our gross loan portfolio. Our commercial business lending activities encompass loans with a variety of purposes and security, including loans to finance accounts receivable, inventory and equipment. Our commercial business lending policy includes credit file documentation and analysis of the borrower's background, capacity to repay the loan, the adequacy of the borrower's capital and collateral as well as an evaluation of other conditions affecting the borrower. Analysis of the borrower's past, present and future cash flows is also an important aspect of our credit analysis. We generally obtain personal guarantees on our commercial business loans. Nonetheless, these loans are believed to carry higher credit risk than more traditional single family loans.

         Unlike residential mortgage loans, commercial business loans are typically made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business and, therefore, are of higher risk. Commercial business loans are generally secured by business assets, such as accounts receivable, equipment and inventory. This collateral may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself (which, in turn, is often dependent in part upon general economic conditions).

         Our management recognizes the generally increased risks associated with our commercial business lending. Our commercial lending policy emphasizes complete credit file documentation and analysis of the borrower's character, capacity to repay the loan, the adequacy of the borrower's capital and collateral as well as an evaluation of the industry conditions affecting the borrower. Review of the borrower's past, present and future cash flows is also an important aspect of our credit analysis. In addition, we generally obtain personal guarantees from the borrowers on these types of loans. The majority of HeritageBank of the South's commercial loans have been to borrowers in southwestern Georgia. We intend to continue our commercial lending in this geographic area.

         Consumer and Other Lending. We offer a variety of secured consumer loans, including home equity lines of credit, new and used auto loans, boat and recreational vehicle loans, and loans secured by savings deposits. We also offer a limited amount of unsecured loans. We originate our consumer and other loans primarily in our market areas. At December 31, 2004, our consumer and other loan portfolio totaled $71.7 million, or 30.09% of our gross loan portfolio.

         Our home equity lines of credit totaled $13.8 million, and accounted for 5.81% of our gross loan portfolio at December 31, 2004. These loans may be originated in amounts, together with the amount of the existing first mortgage, of up to 100% of the value of the property securing the loan. Home equity lines of credit have a 15-year draw period and require the payment of 1.5% of the outstanding loan balance per month during the draw period, which amount may be reborrowed at any time during the draw period. We intend to begin offering a 15-year home equity line of credit that requires interest-only payments for the first five years, then fully amortizing payments over the remaining 10 years of the loan. At December 31, 2004, unfunded commitments on these lines of credit totaled $9.2 million. Other consumer loan terms vary according to the type of collateral, length of contract and creditworthiness of the borrower.

         We originate auto loans on a direct and indirect basis. Auto loans totaled $47.4 million at December 31, 2004, or 19.91% of our gross loan portfolio of which $18.2 million was direct loans and $29.2 million in indirect loans. We have relationships with 25 car dealerships for indirect lending under an arrangement providing a reserve fee to the referring dealer. Most of our indirect car loans are made with three of these dealerships. This indirect lending is highly competitive, however, our ability to provide same day funding makes our product more competitive. Auto loans may be written for up to six years and usually have fixed rates of interest. Loan-to-value ratios are up to 100% of the sales price for new autos and 100% of retail value on autos, based on valuation from official used car guides.

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         Consumer loans generally have shorter terms to maturity, which reduces our exposure to changes in interest rates, and carry higher rates of interest than do one- to four-family residential mortgage loans. In addition, management believes that offering consumer loan products helps to expand and create stronger ties to our existing customer base by increasing the number of customer relationships and providing cross-marketing opportunities.

         Consumer and other loans may entail greater risk than do one- to four-family residential mortgage loans, particularly in the case of consumer loans that are secured by rapidly depreciable assets, such as automobiles and recreational vehicles. In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance. As a result, consumer loan collections are dependent on the borrower's continuing financial stability and, thus, are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. See "Risk Factors - Our loan portfolio possesses increased risk due to our substantial number of consumer, multi-family and commercial real estate loans."

Loan Originations, Purchases, Sales, Repayments and Servicing

         We originate one- to four-family residential mortgage loans primarily through referrals from real estate agents, builders and from existing customers. Walk-in customers and referrals from existing customers are also important sources of loan originations. Since our conversion to a federal thrift in 2001, we have been able to expand our target market to include individuals who were not members of the credit union and have increased the number and amount of commercial real estate and commercial business loan originations.

         While we originate both adjustable-rate and fixed-rate loans, our ability to originate loans is dependent upon customer demand for loans in our market areas. Demand is affected by competition and the interest rate environment. Loans and participations purchased must conform to our underwriting guidelines or guidelines acceptable to the management loan committee. Furthermore, during the past few years, we, like many other financial institutions, have experienced significant prepayments on loans due to the low interest rate environment prevailing in the United States. In periods of economic uncertainty, the ability of financial institutions, including us, to originate or purchase large dollar volumes of real estate loans may be substantially reduced or restricted, with a resultant decrease in interest income.

         We have an agreement with a mortgage lender, pursuant to which we originate residential mortgage loans for that lender in accordance with its policies, terms and conditions and forward the loan package to that lender for closing and funding. We charge the borrower an origination fee for processing the borrower's application in accordance with the lender's specifications. We also may earn a premium on these loans based on the difference between the rate on the loan and the lock-in rate accepted by the lender. During 2004, we originated $26.3 million of mortgage loans for that lender and generated $327,000 of loan origination fees on these loans.

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         In addition to interest earned on loans and loan origination fees, we receive fees for loan commitments, late payments and other miscellaneous services. The fees vary from time to time, generally depending on the supply of funds and other competitive conditions in the market. Fees for late payments totaled $151,000, $178,000 and $215,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Loan origination fees, net of related costs, for our indirect lending are accounted for in accordance with Statement of Financial Accounting Standards No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in interest income using the level-yield method over the contractual life of the loan. Loan fees earned for origination services provided to another lender are never amortized and are recognized as income immediately.

         The following table shows the loan origination and repayment activities of HeritageBank of the South for the periods indicated. This tables does not include mortgage loans originated for other lenders. No loans were purchased or sold during the periods indicated.

	Year Ended December 31,
	2004	2003	2002
	(In thousands)
Originations by type:
Adjustable rate:
Real estate - one- to four-family	$ 7,250	$ 7,366	$ 6,525
- multi-family	---	1,569	---
- commercial	9,084	9,403	7,044
Non-real estate - consumer	12,504	11,636	10,910
- commercial business	43,471	29,848	17,245
Total adjustable-rate	72,309	59,822	41,724
Fixed rate:
Real estate - one- to four-family	18,114	46,013	18,795
- multi-family	1,474	2,938	5,995
- commercial	9,864	10,866	50,942
Non-real estate - consumer	35,796	29,846	10,394
- commercial business	5,958	5,775	6,438
Total fixed-rate	71,206	95,438	92,564
Total loans originated	143,515	155,260	134,288

Principal repayments	(149,159)	(140,566)	(133,538)

Increase (decrease) in other items, net	(411)	1,300	(1,641)
Net increase (decrease)	$ (6,055)	$ 13,394	$ (891)

Asset Quality

         When a borrower fails to make a required payment on a loan, HeritageBank of the South attempts to cause the delinquency to be cured by contacting the borrower. In the case of loans secured by residential real estate, a late notice is sent 10 and 20 days after the due date, and the borrower is contacted by phone beginning 16 days after the due date. When the loan is 31 days past due, a delinquency letter is mailed to the borrower. All delinquent accounts are reviewed by a collector, who attempts to cure the delinquency by contacting the borrower once the loan is 30 days past due. If the account becomes 60 days delinquent and an acceptable repayment plan has not been agreed upon, a collection officer will generally refer the account to legal counsel, with instructions to prepare a notice of intent to foreclose. The notice of intent to foreclose allows the borrower up to 30 days to bring the account current. If foreclosed, we take title to the property and sell it directly through a real estate broker.

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         Delinquent consumer loans are handled in a similar manner, except that appropriate action may be taken to collect any loan payment that is delinquent for more than 15 days. Follow-up contacts are generally on an accelerated basis compared to the mortgage loan procedure. Our procedures for repossession and sale of consumer collateral are subject to various requirements under the applicable consumer protection laws as well as other applicable laws and the determination by us that it would be beneficial from a cost basis.

         Delinquent commercial business loans and loans secured by multi-family and commercial real estate are initially handled by the loan officer in charge of the loan, who is responsible for contacting the borrower. The collection department also works with the commercial loan officers to see that necessary steps are taken to collect delinquent loans. In addition, we have an officer loan committee that meets at least twice a month and reviews past due and criticized loans, as well as other loans that management feels may present possible collection problems. If an acceptable workout of a delinquent commercial loan cannot be agreed upon, we generally initiate foreclosure or repossession proceedings on any collateral securing the loan.

         Delinquent Loans. The following table sets forth our loan delinquencies by type, number and amount at December 31, 2004.

	Loans Delinquent For:						Total Delinquent Loans
	60-90 Days			90 Days and Over
	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category
	(Dollars in thousands)
Real Estate:
One- to four-family	3	$194	0.26%	---	$ ---	---%	3	$194	0.26%
Multi-family	---	---	---	---	---	---	---	---	---
Commercial	---	---	---	1	201	0.52	1	201	0.52
Construction and Development	---	---	---	---	---	---	---	---	---
Consumer	16	58	0.08	23	98	0.14	39	156	0.22
Commercial business	---	---	---	---	---	---	---	---	---
Total	19	$252	0.11	24	$299	0.13	43	$551	0.23

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         Non-performing Assets. The table below sets forth the amounts and categories of non-performing assets in our loan portfolio. Loans are placed on non-accrual status when the collection of principal and/or interest becomes doubtful. At all dates presented, we had no accruing loans more than 90 days delinquent and no troubled debt restructurings, which involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates. Foreclosed assets owned include assets acquired in settlement of loans.

	December 31,
	2004	2003	2002	2001
	(Dollars in thousands)
Nonaccruing Loans:
One- to four-family	$ 62	$ 130	$ 182	$ 363
Multi-family	---	---	---	---
Commercial	201	---	---	---
Construction or development	---	---	---	1,711
Consumer	301	334	483	746
Commercial business	---	---	184	13
Total	564	464	849	2,833
Foreclosed Assets:
One- to four-family	127	337	370	273
Multi-family	---	---	---	1,244
Commercial	---	---	---	---
Construction or development	---	---	---	---
Consumer	74	85	151	80
Commercial business	---	---	---	---
Total	201	422	521	1,597
Total non-performing assets	$ 765	$ 886	$1,370	$4,430
Total as a percentage of total assets	0.22%	0.26%	0.44%	1.51%

         As of December 31, 2004, the level of non-performing assets is primarily attributable to HeritageBank of the South's commercial real estate and consumer lending activities. Commercial and consumer loans generally involve significantly greater credit risks than single-family residential lending. For a discussion of significant non-performing assets, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         For the year ended December 31, 2004, there was $85,000 gross interest income that would have been recorded had the non-accruing loans been current in accordance with their original terms. No amount was included in interest income on these loans for this period.

         Other Loans of Concern. In addition to the non-performing assets set forth in the table above, as of December 31, 2004, there was also an aggregate of $3.3 million of loans with respect to which known information about the possible credit problems of the borrowers have caused management to have doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories. These loans have been considered in management's determination of the adequacy of our allowance for loan losses.

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         The majority of these loans of concern are consumer bankruptcies totaling $2.8 million. The bankruptcies are handled by our collection area. These loans are typically secured by adequate collateral, and repayment agreements have been established and followed. We charge-off unsecured bankrupt accounts within 60 days of filing. At December 31, 2004, there were two special mention credits with aggregate balances of less than $50,000 and $350,000 in consumer past dues with potential credit problems, but we have considered probable losses in our allowance for loan losses. Consumer loans that are 60 days or more past due carry an allowance for loan losses of 15%. Consumer loans 90 days or more past due carry an allowance calculation of 50% and any loans 120 days or more past due are fully reserved. These percentages are based on the Interagency policy statement on the allowance for loan and lease losses, subject to compliance with generally accepted accounting principles.

         Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

         When an institution classifies problem assets as either substandard or doubtful, it may establish general allowances for loan losses in an amount deemed prudent by management and approved by the board of directors. General allowances represent loss allowances that have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge off such amount. HeritageBank of the South's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the FDIC and the Georgia Department of Banking and Finance, which may order the establishment of additional general or specific loss allowances.

         We regularly review the problem assets in our portfolio to determine whether any assets require classification in accordance with applicable regulations. On the basis of management's review of our assets, at December 31, 2004, we had $3.4 million of our assets classified as substandard, $96,000 as doubtful and none as loss. All of our nonperforming assets at December 31, 2004 are included in our classified assets, $669,000 in the substandard category and $96,000 in the doubtful category. The total amount classified represented 12.5% of our equity capital and 1.3% of our assets at December 31, 2004.

         Provision for Loan Losses. We recorded a provision for loan losses for the year ended December 31, 2004 of $200,000, compared to $650,000 for the year ended December 31, 2003. The provision for loan losses is charged to income to bring our allowance for loan losses to reflect probable incurred losses based on the factors discussed below under "-- Allowance for Loan Losses." The provision for loan losses for the year ended December 31, 2004 was based on management's review of such factors which indicated that the allowance for loan losses reflected probable incurred losses in the loan portfolio as of the year ended December 31, 2004.

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         Allowance for Loan Losses. We maintain an allowance for loan losses to absorb probable incurred losses in the loan portfolio. The allowance is based on ongoing, monthly assessments of the estimated probable incurred losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers the types of loans and the amount of loans in the loan portfolio, peer group information, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. Large groups of smaller balance homogeneous loans, such as residential real estate, small commercial real estate, home equity and consumer loans, are evaluated in the aggregate using historical loss factors and peer group data adjusted for current economic conditions. Geographic peer group data is obtained by general loan type and adjusted to reflect known differences between peers and HeritageBank of the South, such as loan seasoning, underwriting experience, local economic conditions and customer characteristics. More complex loans, such as multi-family and commercial real estate loans and commercial business loans, are evaluated individually for impairment, primarily through the evaluation of collateral values.

         At December 31, 2004, our allowance for loan losses was $3.0 million or 1.24% of the total loan portfolio with no specific reserves. Assessing the allowance for loan losses is inherently subjective as it requires making material estimates, including the amount and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change. In the opinion of management, the allowance, when taken as a whole, reflects estimated probable loan losses in our loan portfolios. The allowance is discussed further in Notes 1 and 3 of the Notes to Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operation."

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         The following table sets forth an analysis of HeritageBank of the South's allowance for loan losses.

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(Dollars in thousands)
Balance at beginning of period	$3,503	$3,413	$2,346	$2,356	$2,026

Charge-offs:
One- to four family	60	62	141	81	42
Multi-family	---	---	129	2,690	---
Commercial real estate	369	---	25	---	---
Construction or development	---	---	115	---	---
Consumer	557	710	1,352	1,162	768
Commercial business	4	182	264	664	---
	990	954	2,026	4,597	810
Recoveries:
One- to four family	1	5	---	---	---
Multi-family	---	---	---	---	---
Commercial real estate	---	---	---	---	---
Construction or development	---	---	50	---	---
Consumer	247	291	293	225	180
Commercial business	4	98	---	---	---
	252	394	343	225	180
Net charge-offs	738	560	1,683	4,372	630

Additions charged to operations	200	650	2,750	4,362	960
Balance at end of period	$2,965	$3,503	$3,413	$2,346	$2,356
Ratio of net charge-offs during the period to average loans outstanding during period	0.30%	0.24%	0.71%	1.94%	0.30%

Ratio of net charge-offs during the period to average non-performing assets	96.47%	63.21%	122.85%	98.69%	55.26%

Allowance as a percentage of non-performing loans	525.71%	754.96%	402.00%	93.65%	206.67%
Allowance as a percentage of total loans (end of period)	1.24%	1.43%	1.48%	1.01%	1.07%

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         The distribution of the HeritageBank of the South's allowance for losses on loans at the dates indicated is summarized as follows:

	December 31,
	2004			2003			2002			2001
	Amount of Loan Loss Allowance	Loan Amounts By Category	Percent of Loans in Each Category to Total Loans	Amount of Loan Loss Allowance	Loan Amounts By Category	Percent of Loans in Each Category to Total Loans	Amount of Loan Loss Allowance	Loan Amounts By Category	Percent of Loans in Each Category to Total Loans	Amount of Loan Loss Allowance	Loan Amounts By Category	Percent of Loans in Each Category to Total Loans
	(Dollars in housands)
Secured by one- to four-family residential real estate	$ 378	$ 74,324	31.20%	$ 355	$ 77,342	31.66%	$ 220	$ 61,389	26.59%	$ 583	$ 74,910	32.32%
Secured by multi-family residential real estate	387	17,049	7.16	313	17,013	6.96	241	17,483	7.57	133	11,850	5.11
Secured by commercial real estate	713	38,581	16.19	1,029	42,112	17.24	1,187	44,908	19.45	128	25,187	10.87
Construction or development	112	8,248	3.46	251	11,382	4.66	150	11,489	4.98	309	11,861	5.12
Consumer	756	71,694	30.09	850	67,928	27.81	992	76,130	32.97	1,051	94,182	40.66
Commercial business	434	28,346	11.90	568	28,520	11.67	450	19,504	8.45	148	13,736	5.92
Unallocated	185	---	---	137	---	---	173	---	---	---	---	---
Total	$2,965	$238,242	100.00%	$3,503	$244,297	100.00%	$3,413	$230,903	100.00%	$2,352	$231,726	100.00%

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Investment Activities

         Georgia savings banks have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal, state and local agencies and jurisdictions, including callable agency securities, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and federal funds. Subject to various restrictions, Georgia savings banks also may invest their assets in investment grade commercial paper and corporate debt securities and mutual funds whose assets conform to the investments that a Georgia savings banks is otherwise authorized to make directly. See "How We Are Regulated - HeritageBank of the South-- Georgia Regulation" for a discussion of additional restrictions on our investment activities.

         The controller/investment officer has the basic responsibility for the management of our investment portfolio, subject to the direction and guidance of the Chief Financial Officer. The controller/investment officer considers various factors when making decisions, including the marketability, maturity and tax consequences of the proposed investment. The maturity structure of investments will be affected by various market conditions, including the current and anticipated slope of the yield curve, the level of interest rates, the trend of new deposit inflows, and the anticipated demand for funds via deposit withdrawals and loan originations and purchases.

         The general objectives of our investment portfolio are to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to maximize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Asset and Liability Management and Market Risk."

         Our investment securities currently consists of mortgage-backed securities, federal agency securities, mutual fund investments, state and local government securities and corporate debt securities. See Note 2 of the Notes to Consolidated Financial Statements. The corporate debt was acquired to increase the yield in our investment securities portfolio.

         As a member the Federal Home Loan Bank of Atlanta, we had $3.0 million in stock of the Federal Home Loan Bank of Atlanta at December 31, 2004. For the year ended December 31, 2004, we received $75,000 in dividends from the Federal Home Loan Bank of Atlanta.

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         The following table sets forth the composition of our securities portfolio and other investments at the dates indicated. Our securities portfolio at December 31, 2004, did not contain securities of any issuer with an aggregate book value in excess of 10% of our equity capital, excluding those issued by the United States Government or its agencies.

	December 31,
	2004		2003		2002
	Carrying Value	% of Total	Carrying Value	% of Total	Carrying Value	% of Total
	(Dollars in thousands)
Securities available for sale:
U.S. government and federal agency securities	$11,528	19.44%	$ 8,960	17.39%	$ 4,983	13.98%
Corporate debt securities(1)	4,619	7.79	2,965	5.76	3,617	10.15
Mortgage-backed securities	26,478	44.66	24,481	47.52	16,922	47.49
State, county and municipal securities	8,874	14.97	7,210	14.00	7,118	19.98
Mutual funds and other(2)	7,789	13.14	7,896	15.33	2,994	8.40
Total securities available for sale	$59,288	100.00%	$51,512	100.00%	$35,634	100.00%
Other earning assets:
Interest-earning deposits with banks	$ 421	2.60%	$ 395	4.40%	$ 2,113	15.85%
Federal funds sold	12,783	79.10	6,593	73.35	9,470	71.03
FHLB stock	2,957	18.30	2,000	22.25	1,750	13.13
Other investments	---	---	---	---	---	---
	$16,161	100.00%	$ 8,988	100.00%	$13,333	100.00%

__________________
(1)	Includes debt of General Motors and GMAC and Ford Motor Credit rated Baa or Bbb as of December 31, 2004, and $1.0 million in non-rated trust preferred securities issued by United Community Banks, Inc. in Georgia.
(2)	Consists primarily of an investment in a mutual fund that invests in adjustable rate mortgages.

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         The composition and maturities of the securities portfolio, excluding Federal Home Loan Bank stock as of December 31, 2004 are indicated in the following table.

	Less than One Year		One to Five Years		Over Five to 10 Years		Over 10 Years		Total Securities
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Fair Value
	(Dollars in thousands)
Securities Available for Sale:
U.S. government and federal agency securities	$ ---	---%	$3,625	3.60%	$ 7,036	4.58%	$ 990	5.98%	$11,651	4.45%	$11,528
Corporate debt securities	---	---	---	---	2,279	6.39	2,479	7.22	4,758	6.46	4,619
Mortgage-backed securities	---	---	1,755	3.06	3,191	3.61	21,839	4.18	26,785	4.06	26,478
Other, mutual fund	8,000	3.07	---	---	---	---	---	---	8,000	3.07	7,789
State, county and municipal	---	---	482	3.13	1,656	3.70	6,817	4.20	8,955	4.31	8,874
Total investment securities	$8,000	3.07%	$5,862	3.25%	$14,162	3.61%	$32,125	4.18%	$60,149	4.30%	$59,288

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Sources of Funds

         General. Our sources of funds are deposits, borrowings, payment of principal and interest on loans, interest earned on or maturation of other investment securities and funds provided from operations.

         Deposits. We offer a variety of deposit accounts to both consumers and businesses having a wide range of interest rates and terms. Our deposits consist of savings and checking accounts, money market deposit accounts, NOW and demand accounts and certificates of deposit. We solicit deposits primarily in our market areas and from financial institutions and do not accept or have brokered deposits. We primarily rely on competitive pricing policies, marketing and customer service to attract and retain these deposits.

         The flow of deposits is influenced significantly by general economic conditions, changes in money market and prevailing interest rates and competition. The variety of deposit accounts we offer has allowed us to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand. We have become more susceptible to short-term fluctuations in deposit flows, as customers have become more interest rate conscious. We try to manage the pricing of our deposits in keeping with our asset and liability management, liquidity and profitability objectives, subject to competitive factors. Based on our experience, we believe that our deposits are relatively stable sources of funds. Despite this stability, our ability to attract and maintain these deposits and the rates paid on them has been and will continue to be significantly affected by market conditions.

         Under regulations of the Board of Governors of the Federal Reserve System, we are required to maintain non-interest bearing reserves at specified levels against our transaction accounts, primarily checking and NOW checking accounts. At December 31, 2004, HeritageBank of the South was in compliance with these federal reserve requirements and, as a result, would have been deemed to be in compliance with a similar reserve requirement under Georgia law.

         The following table sets forth our deposit flows during the periods indicated.

	December 31,
	2004	2003	2002
	(Dollars in thousands)
Opening balance	$ 255,321	$ 237,294	$ 215,787
Deposits	1,176,080	1,100,051	897,841
Withdrawals	(1,186,136)	(1,086,414)	(881,775)
Interest credited	3,278	4,390	5,44
Ending balance	$ 248,543	$ 255,321	$ 237,294
Net increase (decrease)	$ (6,778)	$ 18,027	$ 21,507
Percent increase (decrease)	(2.65)%	7. 60%	9.97%

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         The following table sets forth the dollar amount of savings deposits in the various types of deposit programs we offered at the dates indicated.

	December 31,
	2004		2003		2002
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Transactions and Savings Deposits:
Commercial demand	$ 17,756	7.14%	$ 18,096	7.09%	$ 9,428	3.97%
Statement savings accounts	45,338	18.24	45,645	17.87	44,350	18.68
NOW accounts	46,321	18.63	49,510	19.39	33,137	13.96
Money market accounts	44,422	17.87	41,742	16.34	47,470	20.00
Total non-certificates	153,837	61.87	154,993	60.69	134,385	56.61

Certificates
0.00% - 1.99%	30,811	12.39	43,627	17.08	2,228	0.94
2.00% - 3.99%	51,267	20.62	42,392	16.60	83,947	35.36
4.00% - 5.99%	12,576	5.06	13,669	5.35	14,952	6.30
6.00% - 7.99%	52	0.02	640	0.25	1,482	0.62
8.00% - 9.99%	---	---	---	---	---	---
10.00% and over	---	---	---	---	300	0.13
Total certificates	94,706	38.09	100,328	39.28	102,909	43.35
Accrued interest	87	0.03	70	0.03	113	0.05
Total deposits	$248,630	100.00%	$255,391	100.00%	$237,407	100.00%

         The following table shows rate and maturity information for the HeritageBank of the South's certificates of deposit as of December 31, 2004.

	0.00%- 1.99%	2.00%- 3.99%	4.00%- 5.99%	6.00%- 7.99%	8.00%- 9.99%	10.00% or greater	Total	Percent of Total
	(Dollars in thousands)
Certificate accounts maturing in quarter ending:
March 31, 2005	$ 9,865	$ 2,676	$ 182	$ ---	---	---	$ 723	13.43%
June 30, 2005	8,431	2,607	368	---	---	---	11,406	12.04
September 30, 2005	7,109	3,172	34	---	---	---	10,315	10.89
December 31, 2005	4,922	10,495	419	---	---	---	15,836	16.72
March 31, 2006	297	6,656	389	52	---	---	7,394	7.81
June 30, 2006	187	3,132	246	---	---	---	3,565	3.76
September 30, 2006	---	1,609	185	---	---	---	1,794	1.89
December 31, 2006	---	10,012	371	---	---	---	10,383	10.96
March 31, 2007	---	1,431	615	---	---	---	2,046	2.16
June 30, 2007	---	1,348	1,309	---	---	---	2,657	2.81
September 30, 2007	---	1,891	2,342	---	---	---	4,233	4.47
December 31, 2007	---	1,554	426	---	---	---	1,980	2.09
Thereafter	---	4,684	5,690	---	---	---	10,374	10.95
Total	$30,811	$51,267	$12,576	$ 52	---	---	$94,706	100.00%
Percent of Total	32.53%	54.13%	13.28%	0.05%				100.00%

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         The following table indicates the amount of certificates of deposit and other deposits by time remaining until maturity as of December 31, 2004.

	Maturity
	3 months or less	Over 3 - 6 Months	Over 6 - 12 Months	Over 12 months	Total
	(In thousands)
Certificates of deposit of less than $100,000	$11,031	$ 9,027	$17,298	$27,069	$64,425

Certificates of deposit of $100,000 or more	1,087	2,152	8,799	17,645	29,683

Public funds(1)	500	---	100	---	600
Total certificates of deposit	$12,618	$11,179	$26,197	$44,714	$94,708

________________
(1)    Deposits from governmental and other public entities

         Borrowings. Although deposits are our primary source of funds, we may utilize borrowings when they are a less costly source of funds and can be invested at a positive interest rate spread, when we desire additional capacity to fund loan demand or when they meet our asset/liability management goals. Since converting from a credit union in 2001, our borrowings have consisted of advances from the Federal Home Loan Bank of Atlanta. See Note 8 of the Notes to Consolidated Financial Statements.

         We may obtain advances from the Federal Home Loan Bank of Atlanta upon the security of certain of our mortgage loans and mortgage-backed and other securities. These advances may be made pursuant to several different credit programs, each of which has its own interest rate, range of maturities and call features, and all long-term advances are required to provide funds for residential home financing. At December 31, 2004, we had $51.0 million in Federal Home Loan Bank advances outstanding and the ability to borrow an additional $36.2 million from the Federal Home Loan Bank of Atlanta.

         We also have the ability to borrow up to $6.0 million from The Bankers Bank, pursuant to a renewable line of credit. We do not expect to utilize this source for funds prior to utilizing all borrowing capacity at the Federal Home Loan Bank of Atlanta.

         HeritageBank of the South is authorized to borrow from the Federal Reserve Bank of Atlanta's "discount window" after it has exhausted other reasonable alternative sources of funds, including Federal Home Loan Bank borrowings. We have never borrowed from our Federal Reserve Bank.

         The following table sets forth the maximum month-end balance and average balance of borrowings for the periods indicated.

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	Year Ended December 31,
	2004	2003	2002
	(In thousands)
Maximum Balance
Federal Home Loan Bank advances	$51,000	$40,000	$35,000
Average Balance
Federal Home Loan Bank advances	$42,110	$39,769	$34,442

         The following table sets forth certain information as to the HeritageBank of the South's borrowings at the dates indicated.

	December 31,
	2004	2003	2002
	(Dollars in thousands)
Federal Home Loan Bank advances(1)	$51,000	$40,000	$35,000
Weighted average interest rate of Federal Home Loan Bank advances	3.85%	3.88%	3.83%

________________
(1)    There are no other borrowings.

Subsidiary and Other Activities

         HeritageBank of the South is engaged in the sale of securities and insurance products to customers through an agreement with Raymond James Financial Services, Inc., at a location separate from any of our deposit-taking facilities. During the year ended December 31, 2004, we earned $582,000 in fees and commissions from this activity. This activity is conducted in accordance with applicable provisions of federal and state insurance and securities laws.

         HeritageBank of the South has one active subsidiary, Heritage Real Estate Holdings, which holds real property acquired as possible office locations. Its current holdings include two residential duplexes valued at $244,000 at December 31, 2004 and currently rented for an aggregate of $26,100 per year. This property is no longer designated for use as office property and is expected to be sold within the next two years. This subsidiary also owns 50 percent of an office building, a portion of which is used by us for the conduct of our sale of securities and insurance products. We may utilize additional space in that building for administrative offices.

Competition

         We face strong competition in originating real estate and other loans and in attracting deposits. Competition in originating real estate loans comes primarily from other savings institutions, commercial banks, credit unions and mortgage bankers. Other savings institutions, commercial banks, credit unions and finance companies provide vigorous competition in consumer lending. Commercial business competition is primarily from local commercial banks.

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         We attract our deposits through our branch office system and the Internet. Competition for those deposits is principally from other savings institutions, commercial banks and credit unions located in the same community, as well as mutual funds and other alternative investments. We compete for these deposits by offering superior service and a variety of deposit accounts at competitive rates. Based on the most recent branch deposit data provided by the FDIC, HeritageBank of the South's share of deposits was 19.4%, 1.4%, 2.6% and 9.8% in Dougherty, Lee, Mitchell and Worth counties, respectively.

Employees

         At December 31, 2004, we had a total of 126 full-time employees and 13 part-time employees. Our employees are not represented by any collective bargaining group. Management considers its employee relations to be good.

Properties

         At December 31, 2004, we had six full-service offices. We own all of our offices. The downtown office contains the executive offices of Heritage Financial Group and a branch of HeritageBank of the South. Our subsidiary, Heritage Real Estate Holdings, Inc., owns two rental duplex units originally purchased for office property that are now rented to third parties and held for sale. It also owns 50% of a 21,000 square foot office building, 1,800 square feet of which is used by HeritageBank of the South for its brokerage services and a portion of which may be used for administrative or back office operations within the next four years. The net book value of our investment in premises, other real estate, equipment and leaseholds, excluding computer equipment, was approximately $11.4 million at December 31, 2004.

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         The following table provides a list of HeritageBank of the South's main and branch offices and indicates whether the properties are owned or leased:

Location	Owned or Leased	Net Book Value at December 31, 2004
		(Dollars in thousands)
MAIN OFFICE: 721 North Westover Boulevard Albany, GA 31721	Owned	$5,376

BRANCH OFFICES:

Downtown Office 310 West Oglethorpe Boulevard Albany, GA 31701	Owned	$1,790

East Albany Branch 200 Loftus Drive Albany GA 31705	Owned	$938

Slappey Branch 2801 North Slappey Boulevard Albany, GA 31707	Owned	$505

Lee County Branch(1) 119 Robert B. Lee Drive Leesburg, GA 31763	Owned	$367

Worth County Branch 504 North Main Street Sylvester, GA 31791	Owned	$792
___________________
(1)	We currently own the land and expect to build a full branch at the location. We currently operate at this location out of a modular temporary office unit pending the construction of the branch office.

         We believe that our current facilities are adequate to meet the present and immediately foreseeable needs of HeritageBank of the South and Heritage Financial Group.

         We currently utilize Phoenix System and ImageCentre, in-house data processing systems. In July 2005, we will be converting to the Jack Henry System for data processing. The net book value of all of our data processing and computer equipment at December 31, 2004 was $1.4 million.

Legal Proceedings

         From time to time we are involved as plaintiff or defendant in various legal actions arising in the normal course of business. We do not anticipate incurring any material legal fees or other liability as a result of such litigation.

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MANAGEMENT

Management of Heritage Financial Group

         The board of directors of Heritage Financial Group consists of five individuals who also serve as directors of HeritageBank of the South. The board of directors of Heritage Financial Group is divided into three classes, each of which contains approximately one-third of the board. The directors are elected by the stockholders of Heritage Financial Group for three year terms, or until their successors are elected. The following table sets forth certain information regarding the board of directors of Heritage Financial Group.

Name	Positions With Heritage Financial Group	Director Since	Term Expires
Joseph C. Burger, Jr.	Vice Chairman, Secretary and Director	2002	2008
O. Leonard Dorminey	President, Chief Executive Officer and Director	2002	2006
Antone D. Lehr	Chairman and Director	2002	2006
Douglas J. McGinley	Director	2004	2007
Carol W. Slappey	Director	2002	2008

         The executive officers of Heritage Financial Group are elected annually and hold office until their respective successors have been elected or until death, resignation or removal by the board of directors. Heritage Financial Group has three executive officers. O. Leonard Dorminey holds the positions set forth in the above table. Tammy W. Burdette is Executive Vice President and Chief Financial Officer of Heritage Financial Group. O. Mitchell Smith joined Heritage Financial Group in February 2005 as Executive Vice President and Senior Credit Officer.

         Information concerning the principal occupations, employment, age and compensation of the directors and executive officers of Heritage Financial Group is set forth under "- Management of HeritageBank of the South." Directors and executive officers of Heritage Financial Group are not compensated directly by Heritage Financial Group but are compensated by HeritageBank of the South. Heritage Financial Group reimburses HeritageBank of the South for services provided on its behalf. It is not anticipated that separate compensation will be paid to directors of Heritage Financial Group until such time as these persons devote significant time to the separate management of Heritage Financial Group's affairs, which is not expected to occur until Heritage Financial Group becomes actively engaged in additional businesses other than holding the stock of HeritageBank of the South. Heritage Financial Group may determine that such compensation is appropriate in the future.

Management of HeritageBank of the South

         The board of directors of HeritageBank of the South consists of nine directors divided into three classes, with approximately one-third of the directors elected at each annual meeting of stockholders. Because Heritage Financial Group owns all the issued and outstanding capital stock of HeritageBank of the South, the board of directors of Heritage Financial Group will elect the directors of HeritageBank of the South.

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         The following table sets forth certain information regarding the board of directors of HeritageBank of the South.

Name	Age(1)	Positions Held With HeritageBank of the South	Director Since	Term of Office Expires
Antone D. Lehr	64	Chairman and Director	1980	2006
Joseph C. Burger, Jr.	68	Vice Chairman and Director	1987	2008
O. Leonard Dorminey	52	Chief Executive Officer and Director	2001	2006
Carol W. Slappey	49	President and Director	2001	2008
Tammy W. Burdette	45	Executive Vice President, Chief Financial Officer and Director	2003	2007
James K. Land	54	Director	1995	2005
Douglas J. McGinley	56	Director	1991	2006
James L. Stanley	58	Director	1996	2007
Charles O. Williams	73	Director	1983	2007

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(1) As of December 31, 2004.

         The business experience of each director for at least the past five years is set forth below.

         Antone D. Lehr. Mr. Lehr is currently retired. From 1988 to 2000, he was the owner of Computer Showcase, a retail computer sales and repair company. From 1985 to 1988, Mr. Lehr was an owner of a computer consulting training company. From 1982 to 1985, he was an Assistant Professor at Albany State University, teaching courses in computer science. Prior to that he served in the United States Marine Corps for 20 years and retired from active service as a Major.

         Joseph C. Burger, Jr.. Mr. Burger currently is retired. From 1978 to 2002, Mr. Burger was an Associate Professor in the University System of Georgia and taught courses in accounting and finance.

         O. Leonard Dorminey. Mr. Dorminey has served as Chief Executive Officer of HeritageBank of the South since 2003. From 2001 to 2003, he served as Executive Vice President of HeritageBank of the South, responsible for the Commercial Lending Division. From 1999 to 2001, Mr. Dorminey was President and Chief Executive Officer of First National Bank of South Georgia. Prior to that, he was employed for nine years by Suntrust Bank of South Georgia as the Albany Division Manager responsible for retail, commercial and private banking functions in the Albany market.

         Carol W. Slappey. Ms. Slappey has served as President of the HeritageBank of the South since 2003. From 1995 to 2003, she served as Executive Vice President and Chief Operating Officer responsible for retail operations.

         Tammy W. Burdette. Ms. Burdette has served as the Chief Financial Officer of HeritageBank of the South since 1996. She was appointed Executive Vice President in 2003. Prior to joining HeritageBank of the South, Ms. Burdette was Vice President of Bank of America responsible for human resources matters.

         James K. Land. Mr. Land has been employed as the Planning Manager of Coats and Clark, a textile manufacturer, since 1987. He is responsible for manufacture planning, customer service, material acquisition and sales operation forecasting.

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         Douglas J. McGinley. Mr. McGinley has served since 1996 as a Jail Director in the Dougherty County Sheriff's Office. He is responsible for the security, logistics, personnel and operations of the County jail.

         James L. Stanley. Judge Stanley has served as a Senior Magistrate Judge in the Georgia State courts in Lee County since 1998. He also is the Chief Real Estate Appraiser for Lee County.

         Charles O. Williams. Mr. Williams is currently retired. Prior to his retirement, he was a civilian employee at the local military base.

         HeritageBank of the South has one executive officer who is not a director. O. Mitchell Smith, who was 51 on December 31, 2004, became the Executive Vice President and Senior Credit Officer of HeritageBank of the South in February 2005. Mr. Smith was Senior Credit Officer and Director of Credit Administration for ABC Bancorp from July 2003 to February 2005, responsible for loan policy. From 2001 to 2003, he was the Loan Review Manager for ABC Bancorp, responsible for the quality of the loan portfolio. From 1997 to 2001, he served as the Chief Credit Officer of Security Bank, responsible for credit administration.

Meetings and Committees of the Board of Directors

         The board of directors meets monthly. During the year ended December 31, 2004, the board of directors held 12 meetings. No director of Heritage Financial Group attended fewer than 75% of the total meetings of the board of directors and committees on which such board member served during this period. We currently have standing Audit, Compensation and Nominating Committees.

         The Audit Committee is comprised of Directors Burger, Lehr and McGinley, each of whom is "independent" as that term is defined for audit committee members in the NASD Marketplace Rules. The board of directors has determined that Mr. Burger is an "audit committee financial expert" as defined in the rules of the SEC. This Audit Committee of the board of directors of Heritage Financial Group was created in March 2005 and operates under a charter adopted by our board. It also serves as the audit committee of HeritageBank of the South. Prior to March 2005, the board of HeritageBank of the South had a standing audit committee consisting of Messrs. Burger, Land and Stanley, which previously conducted the oversight and activities now conducted by our new Audit Committee. The Audit Committee is scheduled to meet at least quarterly and on an as-needed basis. The Audit Committee hires an independent auditor and reviews the audit report prepared by the independent auditors. In addition, the Audit Committee reviews the results of our internal compliance evaluations of Heritage Financial Group and HeritageBank of the South. This committee has met one time since it was created.

         The Compensation Committee is comprised of Directors Burger, Lehr and McGinley. Our board adopted a charter for the operation of this committee in March 2005. The Compensation Committee administers a non-qualified retirement plan and will administer any stock benefits adopted after the offering is completed. The Compensation Committee reviews all compensation policies and issues and determines the compensation to be paid to all officers, employees and Mr. Dorminey recommends compensation and benefit levels for all officers and employees, except for himself.

         The Nominating Committee is comprised of Directors Burger, Lehr and McGinley. It was created and operates under a charter adopted by our board in March 2005, and is responsible for the annual selection of management's nominees for election of directors and officers.

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Corporate Governance Policies and Procedures

         In addition to adopting charters for and establishing the Audit, Compensation and Nominating Committees of the board of directors, Heritage Financial Group has adopted a code of business conduct and ethics and will adopt several corporate governance policies to govern the activities of Heritage Financial Group.

         The code of business conduct and ethics, which applies to all employees and directors, addresses conflicts of interest, the treatment of confidential information, general employee conduct and compliance with applicable laws, rules and regulations. In addition, the code of business conduct and ethics is designed to deter wrongdoing and to promote honest and ethical conduct, the avoidance of conflicts of interest, full and accurate disclosure and compliance with all applicable laws, rules and regulations.

         The corporate governance policies are expected to cover such matters as the following:

  The duties and responsibilities of each director;

  The composition and responsibilities of each director committee;

  The establishment and operation of board committees, including provisions of charters for the Audit, Nominating and Compensation Committees of the board;

  Convening executive sessions of independent directors;

  The board of directors' interaction with management and third parties; and

  The evaluation of the performance of the board of directors and the chief executive officer.

Directors' Compensation

         Directors only receive compensation for service on the board of directors and committees of HeritageBank of the South. Directors Lehr and Burger, as Chairman and Vice Chairman, will receive $57,000 for the year ended December 31, 2005, for service on the board of directors and on all board committees on which they serve. All other directors (except for Directors Burdette, Dorminey and Slappey who are compensated only as executive officers) receive $1,000 a month for board service, $500 for every board of directors meeting attended and $300 for every board committee meeting attended.

         We maintain a Director's Retirement Plan, which is an unfunded, non-qualified retirement plan for directors and advisory directors, if any, of Heritage Financial Group and HeritageBank of the South who are not also officers or employees of either entity. This retirement plan is administered by the Compensation Committee of the board of directors of Heritage Financial Group, which selects participants in the plan. Directors are credited with every month of service since August 1, 2001, plus up to 120 months of service prior to that date. The benefits under the plan are monthly payments for the lessor of 180 months or actual months of service under the plan, in an amount set forth in the participant's plan agreement. All of the non-employee directors of Heritage Financial Group and HeritageBank of the South are participants in the plan. Directors Burger and Lehr have monthly benefits of $2,000 per month, and the remaining non-officer directors have monthly benefits of $1,000 per month. Unless a vesting schedule is included in a participant's plan agreement, each participating director is fully vested in the benefits under the plan upon executing the plan agreement. The benefits under the plan are unfunded and unsecured and are merely promised by Heritage Financial Group and HeritageBank of the South. We are under no obligation to fund the plan in advance; however, if we chose to do so, such funded amounts would be automatically expensed at the time of funding. We accrue for the new liability based on a present valuation calculation. Benefits are expensed on a straight line basis over the remaining months until eligible retirement.

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Executive Compensation

         The following table sets forth a summary of certain information concerning the compensation paid by HeritageBank of the South, including amounts deferred to future periods by the officers, for services rendered in all capacities during the year ended December 31, 2004, to the President and Chief Executive Officer of Heritage Financial Group and the two other executive officers of Heritage Financial Group and HeritageBank of the South who received compensation in excess of $100,000.

Summary Compensation Table

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation ($)(1)	Restricted Stock Award ($)(2)	Options (#)(2)	All Other Compen- sation (3)

O. Leonard Dorminey Chief Executive Officer and President of Heritage Financial Group and Chief Executive Officer of Heritage Bank of the South	2004	$244,005	$53,681	---	---	---	$27,735 (4)

Carol W. Slappey President of HeritageBank of the South	2004	150,010	33,000	---	---	---	18,546 (5)

Tammy W. Burdette Executive Vice President and Chief Financial Officer of Heritage Financial Group and HeritageBank of the South	2004	117,083	25,758	---	---	---	13,711 (6)

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(1)	This amount includes only those personal benefits or perquisites that exceed the lesser of $50,000 or 10% of the named individuals' salary and bonus.
(2)	We currently do not have any stock option or restricted stock plans; however, we intend to adopt such plans following the offering. See "- Benefits -- Other Stock Benefit Plans."
(3)	This amount represents payments of accrued vacation and a matching contribution of up to 8% of salary and bonus in the aggregate on behalf of the named executive officers in our 401(k) and deferred compensation plans.
(4)	This amount represents a payment of $7,391 in accrued vacation, a matching contribution of $4,100 in our 401(k) plan and a matching contribution of $16,244 in our deferred compensation plan.
(5)	This amount represents a payment of $5,770 in accrued vacation, a matching contribution of $3,776 in our 401(k) plan and a matching contribution of $9,000 in our deferred compensation plan.
(6)	This amount represents a payment of $3,829 in accrued vacation, a matching contribution of $2,804 in our 401(k) plan and a matching contribution of $7,078 in our deferred compensation plan.

Benefits

         General. Heritage Financial Group currently provides health and welfare benefits to employees, including hospitalization, comprehensive medical insurance and dental, life, short term and long-term disability insurance, subject to certain deductibles and copayments by employees. Heritage Financial Group also provides certain retirements benefits. See Notes and 6 and 7 of the Notes to Consolidated Financial Statements.

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         Deferred Compensation and Excess/Matching Contribution Plan. We also maintain an executive deferral and excess/matching program for the benefit of certain senior executives that have been designated to participate in the program. The program allows an additional opportunity for key executives to defer a portion of their income into a non-qualified deferral program to supplement their retirement earnings. In addition, we pay a matching 8% of income for each participant (less any match under the 401(k) plan) and an amount equal to amounts we were unable to pay under tax-qualified plans for any participant because of limits imposed by federal tax law. Mr. Dorminey, Ms. Slappey and Ms. Burdette had $18,305, $11,327 and $8,412, respectively, in income deferred pursuant to this program during 2004. In addition, during 2004, we made matching contributions under this plan of $16,244, $9,000 and $7,078, respectively, on behalf of Mr. Dorminey, Ms. Slappey and Ms. Burdette.

         Supplemental Executive Retirement Plans. On April 1, 2002, we adopted a Supplemental Executive Retirement Plan, which is an unfunded, non-contributory defined benefit under which we will pay supplemental pension benefits to certain key employees upon retirement. Benefits are based on a formula that includes participants' past and future earnings and years of service with Heritage Financial Group and its subsidiaries. Mr. Dorminey, Ms. Slappey and Ms. Burdette are all participants under this supplemental retirement plan.

         401(k) Savings Plan. We offer our employees a 401(k) plan, which is a qualified, tax-exempt savings plan with a cash or deferred feature qualifying under Section 401(k) of the Internal Revenue Code. All salaried employees who have attained age 21 and completed three months off continuous employment, during which they worked at least 1,000 hours, are eligible to participate.

         Participants are permitted to make salary reduction contributions to the 401(k) Plan of up to 100% of their annual salary, up to a maximum of $14,000. We match each contribution in an amount equal to 100% of the participant's 401(k) deferrals for the year up to 2% of their salary. All contributions made by participants are before-tax contributions. All participant contributions and earnings are fully and immediately vested. All matching contributions are vested at a rate of 20% per year after a two year period over a five-year period commencing after one year of employment with Heritage Financial Group and its subsidiaries. However, in the event of retirement at age 65 or older, permanent disability or death, a participant will automatically become 100% vested in the value of all matching contributions and earnings thereon, regardless of the number of years of employment with Heritage Financial Group and its subsidiaries.

         Participants may invest amounts contributed to their 401(k) plan accounts in one or more investment options available under the 401(k) plan. Changes in investment directions among the funds are permitted on a periodic basis pursuant to procedures established by the plan administrator. Each participant receives a quarterly statement that provides information regarding, among other things, the market value of all investments and contributions made to the 401(k) plan on the participant's behalf. Participants are permitted to borrow against their account balance in the 401(k) plan. For the year ended December, 31, 2004, HeritageBank of the South's contribution to the 401(k) plan on behalf of Mr. Dorminey, Ms. Slappey and Ms. Burdette was $4,100, $3,776 and $2,804, respectively.

         Employee Stock Ownership Plan. Heritage Financial Group intends to adopt an employee stock ownership plan for employees of Heritage Financial Group and HeritageBank of the South to become effective upon the offering. Employees of Heritage Financial Group and HeritageBank of the South who have been credited with at least 1,000 hours of service during a twelve-month period are eligible to participate in the employee stock ownership plan.

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         As part of the offering, it is anticipated that the employee stock ownership plan will borrow funds from Heritage Financial Group. The employee stock ownership plan will use these funds to purchase up to 3.92% of the common stock that will be outstanding after completion of the offering (13.07% of the shares issued in the offering, excluding shares held by Heritage, MHC). It is anticipated that this loan will equal 100% of the aggregate purchase price of the common stock acquired by the employee stock ownership plan. The loan to the employee stock ownership plan will be repaid principally from Heritage Financial Group's contributions to the employee stock ownership plan over a period of 10 years, and the collateral for the loan will be the common stock purchased by the employee stock ownership plan. The interest rate for the loan is expected to be the prime rate of interest. Heritage Financial Group may, in any plan year, make additional discretionary contributions for the benefit of plan participants in either cash or shares of common stock, which may be acquired through the purchase of outstanding shares in the market or from individual stockholders, upon the original issuance of additional shares by Heritage Financial Group or upon the sale of treasury shares by Heritage Financial Group. These purchases, if made, would be funded through additional borrowings by the employee stock ownership plan or additional contributions from Heritage Financial Group. The timing, amount and manner of future contributions to the employee stock ownership plan will be affected by various factors, including prevailing regulatory policies, the requirements of applicable laws and regulations and market conditions.

         Shares purchased by the employee stock ownership plan with the proceeds of the loan will be held in a suspense account and released to participants' accounts as debt service payments are made. Shares released from the employee stock ownership plan will be allocated to each eligible participant's employee stock ownership plan account based on the ratio of each such participant's compensation to the total compensation of all eligible employee stock ownership plan participants. Forfeitures will be reallocated among remaining participating employees and may reduce any amount Heritage Financial Group might otherwise have contributed to the employee stock ownership plan. The account balances of participants within the employee stock ownership plan will become 100% vested after five years of service. Credit for eligibility and vesting is given for years of service prior to adoption of the employee stock ownership plan. In the case of a "change in control," as defined in the employee stock ownership plan, which triggers a termination of the employee stock ownership plan, participants will become immediately fully vested in their account balances. Benefits are payable upon retirement or other separation from service. Heritage Financial Group's contributions to the employee stock ownership plan are not fixed, so benefits payable under the employee stock ownership plan cannot be estimated.

         First Bankers Trust Company of Quincy, Quincy, Illinois will serve as trustee of the employee stock ownership plan. Under the employee stock ownership plan, the trustee must vote all allocated shares held in the employee stock ownership plan in accordance with the instructions of the participating employees, and unallocated shares will be voted in the same ratio on any matter as those allocated shares for which instructions are given.

         GAAP requires that any third party borrowing by the employee stock ownership plan be reflected as a liability on Heritage Financial Group's statement of financial condition. Since the employee stock ownership plan is borrowing from Heritage Financial Group, such obligation is not treated as a liability, but will be excluded from stockholders' equity. If the employee stock ownership plan purchases newly issued shares from Heritage Financial Group, total stockholders' equity would neither increase nor decrease, but per share stockholders' equity and per share net earnings would decrease as the newly issued shares are allocated to the employee stock ownership plan participants.

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         The employee stock ownership plan will be subject to the requirements of ERISA, and the regulations of the IRS and the Department of Labor thereunder.

         Other Stock Benefit Plans. In the future, we intend to adopt a stock option plan and a restricted stock plan for the benefit of selected directors, officers and employees. We anticipate that the stock option plan and restricted stock plan will have reserved a number of shares equal to 16.33% and 6.53%, respectively, of the Heritage Financial Group common stock sold in the offering. Grants of common stock pursuant to the restricted stock plan will be issued without cost to the recipient. If a determination is made to implement a stock option plan or restricted stock plan, it is anticipated that any such plans will be submitted to stockholders for their consideration at which time stockholders would be provided with detailed information regarding such plan. If such plans are approved, and effected, they will have a dilutive effect on Heritage Financial Group's stockholders, as well as affect Heritage Financial Group's net income and stockholders' equity, although the actual results cannot be determined until such plans are implemented. Any such stock option plan or restricted stock plan will not be implemented less than six months after the date of the completion of the offering, subject to continuing Office of Thrift Supervision jurisdiction.

         Employment Agreements for Executive Officers. We currently have employment agreements with Mr. Dorminey, Ms. Slappey and Ms. Burdette, each of which provides for a five-year term that is extended on a daily basis. Under the employment agreements, the initial salary levels were $253,784, $156,020 and $121,784 for each of the above-named officers, respectively. In addition, the amount of salary provided for under the agreements is reviewed by the board of directors annually. The agreements also provide for equitable participation by the officers in our employee benefit plans. If, other than in connection with a change in control of Heritage Financial Group or HeritageBank of the South, the officer's employment is terminated without cause or by the officer following a material reduction of his or her duties and responsibilities, the officer will continue to be paid his or her then current salary and continue to be provided his or her employee benefits for the remaining term of the agreement.

         In the event that the officer's employment is terminated in connection with a change in control of Heritage Financial Group or HeritageBank of the South, these agreements provide for severance payments and other benefits. The value of the severance benefits for a termination in connection with a change in control is a payment equal to three times the officer's annual compensation as of the date of termination. The employment agreements also contain a "gross-up" provision pursuant to which the officer will be provided additional payments in the event that any payments or benefits provided or to be provided to the officer under the agreement are subject to an excise tax penalty under Section 4999 of the Internal Revenue Code. We, or our acquiror, would not be able to deduct as an expense the amount of payments or benefits subject to the excise tax penalty. The "gross-up" provision is intended to provide the officer on an after-tax basis with 100% of the penalty tax paid, if any, on the change in control payments or benefits and 100% of any penalty tax payable as a result of the gross-up payment. Assuming that a change in control had occurred at December 31, 2004, Mr. Dorminey, Ms. Slappey and Ms. Burdette would be entitled to payments of approximately $729,575, $448,530 and $350,078, respectively.

Loans and Other Transactions with Officers, Directors and Other Related Parties

         Except for loans granted by HeritageBank of the South, we have not engaged in any material transactions or series of transactions during the last two years with any director, officer or other related party, or with any entity in which any of these people had a material interest.

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         HeritageBank of the South has followed a policy of granting loans to officers and directors, which fully complies with all applicable federal regulations. Loans to directors and executive officers are made in the ordinary course of business and on the same terms and conditions as those of comparable transactions with non-insider employees prevailing at the time, in accordance with our underwriting guidelines, and do not involve more than the normal risk of collectibility or present other unfavorable features.

         All loans we make to our directors and executive officers are subject to federal regulations restricting loans and other transactions with affiliated persons of HeritageBank of the South. Loans to all directors and executive officers and their associates totaled approximately $735,000 at December 31, 2004, which was 1.88% of our equity at that date. All loans to directors and executive officers were performing in accordance with their terms at December 31, 2004.

HOW WE ARE REGULATED

         Set forth below is a brief description of certain laws and regulations that are applicable to Heritage Financial Group and HeritageBank of the South. The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein, does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

         Legislation is introduced from time to time in the United States Congress and Georgia General Assembly that may affect the operations of Heritage Financial Group and HeritageBank of the South. In addition, the regulations governing Heritage Financial Group and HeritageBank of the South may be amended from time to time by the Georgia Department of Banking and Finance, the FDIC, the Office of Thrift Supervision or the SEC, as appropriate. Any such legislative or regulatory changes in the future could adversely affect Heritage Financial Group and HeritageBank of the South. No assurance can be given as to whether or in what form any such changes may occur.

HeritageBank of the South

         HeritageBank of the South, as a Georgia savings bank is subject to regulation and periodic examination by the Georgia Department of Banking and Finance and the FDIC. This regulation extends to all aspects of its operations. HeritageBank of the South is required to maintain minimum levels of regulatory capital and is subject to some limitations on the payment of dividends to Heritage Financial Group. See "- Regulatory Capital Requirements" and "- Limitations on Dividends and Other Capital Distributions." State and federal laws and regulations prescribe the investment and lending authority and activities of Georgia savings banks. The FDIC also insures the deposits of HeritageBank of the South to the maximum extent permitted by law. This regulation of HeritageBank of the South is intended for the protection of depositors and the insurance of accounts fund and not for the purpose of protecting shareholders.

         Georgia Regulation. HeritageBank of the South is subject to extensive regulation and supervision by the Georgia Department of Banking and Finance, including the ability to initiate enforcement actions. The Georgia Department of Banking and Finance regularly examines HeritageBank of the South, often jointly with the FDIC. As a Georgia savings bank, we are required to have no more than 50% of our assets in commercial real estate and business loans. We are in compliance with this requirement. Our lending and investment authority and other activities are governed by Georgia law and regulations and polices of the Georgia Department of Banking and Finance. We are subject to a statutory lending limit for aggregate loans to one person or a group of persons combined because of certain common interests. That limit is 15% of our statutory capital base , except for loans fully secured by good collateral or ample security, which includes real estate with an independent appraisal, in which case that limit is increased to 25%. Our statutory capital base consists of our stock, paid-in-capital and surplus, capital debt and appropriated retained earnings, which is that portion of our retained earnings designated by the board of directors as not available for dividends. We have not appropriated any retained earnings. Our lending limit under Georgia law as of December 31, 2004 was $7.2 million. We have no loans in excess of our lending limit. Georgia law also limits our ability to invest in real estate, including a limit on fixed assets of 60% of our statutory capital base, except for temporary grants of authority to exceed that limit granted by the Department of Banking and Finance.

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         Insurance of Accounts and Regulation by the FDIC. The FDIC regularly examines HeritageBank of the South and prepares reports for the consideration of HeritageBank of the South's board of directors on any deficiencies that it may find in HeritageBank of the South's operations. HeritageBank of the South generally must notify or obtain the approval of the FDIC if it or any of its subsidiaries intend to engage in activities not authorized for national banks. The FDIC has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, asset quality, earnings standards, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits. Any institution that fails to comply with these standards must submit a compliance plan. The FDIC also has the authority to initiate enforcement actions against HeritageBank of the South.

         The FDIC's oversight of HeritageBank of the South includes reviewing its compliance with the customer privacy requirements imposed by the Gramm-Leach-Bliley Act of 1999 and the anti-money laundering provisions of the USA Patriot Act. The Gramm-Leach-Bliley privacy requirements place limitations on the sharing of consumer financial information with unaffiliated third parties. They also require each financial institution offering financial products or services to retail customers to provide such customers with its privacy policy and with the opportunity to "opt out" of the sharing of their personal information with unaffiliated third parties. The USA Patriot Act significantly expands the responsibilities of financial institutions in preventing the use of the United States financial system to fund terrorist activities. Its anti-money laundering provisions require financial institutions operating in the United States to develop anti-money laundering compliance programs and due diligence policies and controls to ensure the detection and reporting of money laundering. These compliance programs are intended to supplement existing compliance requirements under the Bank Secrecy Act and the Office of Foreign Assets Control Regulations.

         HeritageBank of the South is a member of the Savings Association Insurance Fund, which is administered by the FDIC. The FDIC insures deposits up to the applicable limits, and such insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by insured institutions. It also may prohibit any insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the insurance fund. The FDIC may terminate deposit insurance if it determines that the insured institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

Heritage Financial Group and Heritage, MHC

         As the holding companies of a Georgia savings bank, Heritage Financial Group and Heritage, MHC are subject to regulation and examination by the Georgia Department of Banking and Finance. This state regulation includes the imposition of capital requirements and limits on dividend payments. See "- Regulatory Capital Requirements" and "- Limitations on Dividends and Other Capital Distributions." As savings association holding companies, Heritage Financial Group and Heritage, MHC also are subject to regulation and examination by the Office of Thrift Supervision. The terms of Heritage Financial Group's charter is prescribed by the Office of Thrift Supervision and requires us to only pursue any or all of the lawful objectives and powers of the subsidiary of a mutual holding company.

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         Regulation by the Office of Thrift Supervision. Pursuant to regulations of The Office of Thrift Supervision, Heritage Financial Group and Heritage, MHC are subject to regulation, supervision and examination by the Office of Thrift Supervision. Under regulations of the Office of Thrift Supervision, Heritage, MHC must own a majority of outstanding shares of Heritage Financial Group in order to qualify as a mutual holding company. Applicable federal law and regulations limit the activities of Heritage Financial Group and Heritage, MHC and require the approval of the Office of Thrift Supervision for any acquisition or divestiture of a subsidiary, including another financial institution or holding company thereof.

         Generally, transactions between HeritageBank of the South and its affiliates are required to be on terms as favorable to the institution as transactions with non-affiliates, and certain of these transactions, such as loans to an affiliate, are restricted to a percentage of HeritageBank of the South's capital. In addition, HeritageBank of the South may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates. Heritage Financial Group and Heritage, MHC are affiliates of HeritageBank of the South.

         Under federal law, if HeritageBank of the South fails the qualified thrift lender test, Heritage Financial Group and Heritage, MHC must obtain the approval of the Office of Thrift Supervision prior to continuing, directly or through other subsidiaries, any business activity other than those approved for multiple savings association holding companies or their subsidiaries. In addition, within one year of such failure, Heritage, MHC and Heritage Financial Group must register as, and will become subject to, the restrictions applicable to bank holding companies. The qualified thrift lender test requires a savings institution to have at least 65% of its portfolio assets, as defined by regulation, in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. As an alternative, the savings institution may maintain 60% of its assets in those assets specified in Section 7701(a)(19) of the Internal Revenue Code. Under either test, such assets primarily consist of residential housing related loans and investments. At December 31, 2004, HeritageBank of the South met the test.

         Under regulations of the Office of Thrift Supervision, Heritage, MHC may convert to the stock form of ownership, though it has no current intention to do so. In a stock conversion, the members of Heritage, MHC would have a right to subscribe for shares of stock in a new company that would own Heritage, MHC's shares in Heritage Financial Group. In addition, each share of stock in Heritage Financial Group not owned by Heritage, MHC, would converted into shares in that new company in an amount that preserves the holders percentage ownership.

         Georgia Regulation. The Georgia Department of Banking and Finance has supervisory and examination authority over Heritage Financial Group and Heritage, MHC. Under this authority, there are limits on the amount of debt that can be incurred by the holding companies, and they must file periodic reports and annual registration forms.

Regulatory Capital Requirements

         Capital Requirements for HeritageBank of the South. HeritageBank of the South is required to maintain minimum levels of regulatory capital under regulations of the FDIC. It became subject to these capital requirements on January 1, 2005, when it became a Georgia savings bank. These regulations established two capital standards, a leverage capital requirement and a risk-based capital requirement.

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         The capital standards require Tier 1 capital equal to at least 3.0% of total assets for the strongest institutions with the highest examination rating and 4.0% of total assets for all other institutions, unless the FDIC requires a higher level based on the particular circumstances or risk profile of the institution. Tier 1 capital generally consists of equity capital, with certain adjustments, including deducting most intangibles. At December 31, 2004, HeritageBank of the South had no intangibles included in Tier 1 capital. At December 31, 2004, HeritageBank of the South had Tier 1 capital equal to $34.8 million, or 10.4% of total average assets, which is $21.4 million above the minimum requirement of 4.0%.

         The FDIC also requires HeritageBank of the South to have Tier 1 capital of at least 4.0% of risk weighted-assets and total capital of at least 8.0% of risk-weighted assets. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight, ranging from 0% to 100%, based on the risk inherent in the type of asset. Total capital consists of Tier 1 capital, as defined above, and Tier 2 capital, which consists of certain permanent and maturing capital instruments that do not qualify as Tier 1 capital and of the allowance for possible loan and lease losses up to a maximum of 1.25% of risk-weighted assets. Tier 2 capital may be used to satisfy these risk-based requirements only to the extent of Tier 1 capital. At December 31, 2004, HeritageBank of the South had $272.0 million in risk-weighted assets, $3.0 million in Tier 2 capital and $37.8 million in total capital. The FDIC is authorized to require HeritageBank of the South to maintain an additional amount of total capital to account for concentration of credit risk, level of interest rate risk, equity investments in non-financial companies and the risk of non-traditional activities. On December 31, 2004, HeritageBank of the South had Tier 1 capital of 12.8% of risk-weighted assets and total capital of $37.8 million or 13.9% of risk-weighted assets. These amounts were $23.9 million and $16.0 million, respectively, above the 4.0% and 8.0% requirement.

         The FDIC is authorized and, under certain circumstances, required to take certain actions against savings banks that fail to meet their capital requirements. The FDIC is generally required to take action to restrict the activities of an "undercapitalized institution," which is an institution with less than either a 4% leverage capital ratio, a 4% Tier 1 risked-based capital ratio or an 8.0% total risk-based capital ratio. Any such institution must submit a capital restoration plan and until such plan is approved by the FDIC may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The FDIC is authorized to impose the additional restrictions.

         Any institution that fails to comply with its capital plan or has Tier 1 risk-based or leverage capital ratios of less than 3.0% or a total risk-based capital ratio of less than 6.0% is considered "significantly undercapitalized" and must be made subject to one or more additional specified actions and operating restrictions that may cover all aspects of its operations and may include a forced merger or acquisition of the institution. An institution with tangible equity to total assets of less than 2% is "critically undercapitalized" and becomes subject to further mandatory restrictions on its. The FDIC generally is authorized to reclassify an institution into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition. The imposition by the FDIC of any of these measures on HeritageBank of the South may have a substantial adverse effect on its operations and profitability.

         Institutions with at least a 4% leverage capital ratio, a 4% Tier 1 risked-based capital ratio and an 8.0% total risk-based capital ratio are considered "adequately-capitalized." An institution is deemed "well-capitalized" institution if it has at least a 5% leverage capital ratio, a 6% Tier 1 risked-based capital ratio and an 10.0% total risk-based capital ratio. At December 31, 2004, HeritageBank of the South was considered a "well-capitalized" institution.

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         Georgia imposes a capital requirement based on the leverage capital requirement of the FDIC. A Georgia savings bank must have at least a 4.5% leverage capital ratio, though the department of banking and Finance can impose a higher requirement for the specific circumstances and risks of the institution. Many banks are required to have a 5.5% ratio to address these specific circumstances and risks, and any bank with a less than 5.5% leverage capital ratio must submit a two-year capital plan with the Georgia Department of Banking and Finance.

         Capital Requirements for Heritage Financial Group. Heritage Financial Group is required to maintain a certain level of capital under a policy of the Georgia Department of Banking and Finance. That policy imposes a Tier 1 capital to total assets capital ratio of 4%, or higher for holding companies engaged in more risky, non-financial businesses. This level is based on the capital requirement imposed on bank holding companies by the Board of Governors of the Federal Reserve Systems and is similar to the Tier 1 leverage ratio imposed on HeritageBank of the South. If either holding company fails to meet this requirement, it must file a capital plan and focus on reducing its more risky operations, and it may be subject to an enforcement action, including a capital directive.

Limitations on Dividends and Other Capital Distributions

         Unless it meets certain financial criteria, HeritageBank of the South must obtain the prior written approval of the Georgia Department of Banking and Finance before paying any dividend to Heritage Financial Group. Those financial criteria are having: (1) classified assets of no more than 80% of Tier 1 capital plus an allowance for loan losses at the time of its last examination; (2) paid no more than 50% of last calendar year's net income in dividends in the current calendar year, and (3) a Tier 1 leverage capital ratio of at least 6%. Georgia prohibits Heritage Financial Group from paying a dividend if its debt to equity ratio is 30% or more or if it is not meeting its capital requirement.

         As a subsidiary financial institution of savings association holding companies, any distributions of capital by HeritageBank of the South, including dividends and stock redemptions or repurchases, are subject to regulation by the Office of Thrift Supervision. HeritageBank of the South must file a notice or application with the Office of Thrift Supervision before making any capital distribution. Generally, HeritageBank of the South may make capital distributions during any calendar year equal to up to 100% of net income for the year-to-date plus retained net income for the two preceding years, so long as it is well-capitalized after the distribution. However, if it proposes to make a capital distribution when it does not meet its current minimum capital requirements (or will not following the proposed capital distribution) or that will exceed these net income limitations, it must obtain Office of Thrift Supervision approval prior to making such distribution. The Office of Thrift Supervision may object to any distribution based on safety and soundness concerns.

         In addition, Heritage, MHC may elect to waive its pro rata portion of a dividend declared and paid by Heritage Financial Group after filing a notice with and receiving no objection from the Office of Thrift Supervision. We anticipate that Heritage, MHC subject to its own need for capital and funds, will waive dividends paid by Heritage Financial Group. The interests of other stockholders of Heritage Financial Group who receive dividends are not diluted by any waiver of dividends by Heritage, MHC in the event of a full stock conversion.

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Federal Securities Law

         The stock of Heritage Financial Group is registered with the SEC under the Securities Exchange Act of 1934, as amended. Heritage Financial Group will be subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Securities Exchange Act of 1934.

         Heritage Financial Group stock held by persons who are affiliates of Heritage Financial Group may not be resold without registration unless sold in accordance with certain resale restrictions. Affiliates are generally considered to be officers, directors and principal stockholders. If Heritage Financial Group meets specified current public information requirements, each affiliate of Heritage Financial Group will be able to sell in the public market, without registration, a limited number of shares in any three-month period.

         The SEC and the Nasdaq have adopted regulations and policies under the Sarbanes-Oxley Act of 2002 that will apply to Heritage Financial Group as a registered company under the Securities Exchange Act of 1934 and a Nasdaq traded company. The stated goals of these Sarbanes-Oxley requirements are to increase corporate responsibility, provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The SEC and Nasdaq Sarbanes-Oxley regulations and policies include very specific additional disclosure requirements and new corporate governance rules. The Sarbanes-Oxley Act represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.

TAXATION

Federal Taxation

         General. Heritage Financial Group and HeritageBank of the South are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Heritage Financial Group or HeritageBank of the South. HeritageBank of the South's federal income tax returns have never been audited. Prior to June 2001, HeritageBank of the South was a federal credit union and was not generally subject to corporate income tax.

         Heritage Financial Group files a consolidated federal income tax return with HeritageBank of the South commencing with the first taxable year after completion of the offering. Accordingly, it is anticipated that any cash distributions made by Heritage Financial Group to its stockholders would be considered to be taxable dividends and not as a non-taxable return of capital to stockholders for federal and state tax purposes.

         Method of Accounting. For federal income tax purposes, HeritageBank of the South currently reports its income and expenses on the accrual method of accounting and uses a fiscal year ending on December 31, for filing its federal income tax return.

         Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, called alternative minimum taxable income. The alternative minimum tax is payable to the extent such alternative minimum taxable income is in excess of an exemption amount. Net operating losses can offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. HeritageBank of the South has not been subject to the alternative minimum tax, nor do we have any such amounts available as credits for carryover.

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         Net Operating Loss Carryovers. A financial institution may carryback net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. This provision applies to losses incurred in taxable years beginning after August 6, 1997. At December 31, 2004, HeritageBank of the South had [no] net operating loss carryforwards for federal income tax purposes.

         Corporate Dividends-Received Deduction. Because it files a consolidated return with its wholly owned subsidiary, HeritageBank of the South, dividends from HeritageBank of the South are not included as income to Heritage Financial Group. The corporate dividends-received deduction is 100% or 80%, in the case of dividends received from corporations with which a corporate recipient does not file a consolidated tax return, depending on the level of stock ownership of the payor of the dividend. Corporations that own less than 20% of the stock of a corporation distributing a dividend may deduct 70% of dividends received or accrued on their behalf.

State Taxation

         Heritage Financial Group and HeritageBank of the South are subject to Georgia corporate income tax, which is assessed at the rate of 6%. For this purpose, Georgia taxable income generally means federal taxable income subject to certain modifications provided for in the Georgia law. Heritage Financial Group and HeritageBank of the South also are subject to business occupation taxes computed on gross receipts after deducting exempt income and interest paid on deposits and other liabilities. These taxes are assessed by state, county and city municipalities. The tax rates assessed vary from one municipality to another. The total occupation taxes paid in 2004 amounted to $127,000.

RESTRICTIONS ON ACQUISITION OF CONTROL
OF HERITAGE FINANCIAL GROUP AND HERITAGEBANK OF THE SOUTH

         The principal federal and state regulatory restrictions that affect the ability of any person, firm or entity to acquire control of Heritage Financial Group, HeritageBank of the South or a controlling interest in shares of their respective capital stock are described below. Certain provisions in Heritage Financial Group's charter and bylaws which may be deemed to affect the ability of a person, firm or entity to acquire control of Heritage Financial Group also described below. These descriptions are subject to the laws and regulations referred to or the provisions of the charter and bylaws of Heritage Financial Group.

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Federal Law

         HeritageBank of the South is a state-chartered, non-member savings bank. Generally, the acquisition of control of any bank by a company is governed by the Bank Holding Company Act of 1956, as amended, and is subject to the approval of an application filed with Board of Governors of the Federal Reserve system. Under the Home Owners' Loan Act, a state-chartered savings bank may elect to be treated as a savings association for holding company purposes, and, as a result, acquisitions of control of the savings bank by a company are subject to the approval of the Office of Thrift Supervision. HeritageBank of the South has elected to be treated as a savings association for holding company purposes.

         The Change in Bank Control Act provides that no person, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a state-chartered, non-member bank, unless the FDIC has been given 60 days prior written notice. Similar notice is required to be provided to the Office of Thrift Supervision by any person acquiring a similar ownership interest in a savings association holding company. The Home Owners' Loan Act provides that no company may acquire "control" of a savings association without the prior approval of the Office of Thrift Supervision. Any company that acquires such control becomes a savings association holding company subject to registration, examination and regulation by the Office of Thrift Supervision. In addition, acquisitions of control of a savings association holding company by another company are similarly subject to the approval of the Office of Thrift Supervision. Pursuant to federal regulations, control of a savings association or savings association holding company is conclusively deemed to have been acquired by, among other things, the acquisition of more than 25% of any class of voting stock of the entity or the ability to control the election of a majority of the directors of the entity. Moreover, control is presumed to have been acquired, subject to rebuttal, upon the acquisition of more than 10% of any class of voting stock, or of more than 25% of any class of stock of a savings association, where certain enumerated "control factors" are also present in the acquisition. The Office of Thrift Supervision may prohibit an acquisition of control if:

  it would result in a monopoly or substantially lessen competition;

  the financial condition of the acquiring person or entity might jeopardize the financial stability of the association or holding company; or

  the competence, experience or integrity of the acquiring person or entity indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person or entity.

These restrictions do not apply to the acquisition of a savings association's or savings association holding company's capital stock by one or more tax-qualified employee stock benefit plans, provided that the plans do not have beneficial ownership of more than 25% of any class of equity security of the savings association or the savings association offering.

         For a period of three years following completion of the offering, Office of Thrift Supervision regulations generally prohibit any person from acquiring or making an offer to acquire beneficial ownership of more than 10% of the stock of Heritage Financial Group or HeritageBank of the South without Office of Thrift Supervision approval.

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State Law

         Under Georgia law, generally, no individual, acting directly or indirectly or acting in concert with others, may acquire 25% or more of the voting securities or direct the management or policies of a Georgia savings bank without receiving the prior approval of the Georgia Department of Banking and Finance. The Georgia Department of Banking and Finance may prohibit an acquisition of control if:

  it would result in a monopoly or substantially lessen competition;

  the financial condition of the acquiring person or entity might jeopardize the financial stability of the association or holding company; or

  the competence, experience or integrity of the acquiring person or entity indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by such person or entity.

         In addition, under the Georgia Banking Holding Company Act, no company may acquire 25% of the voting securities, elect a majority of the directors or exercise a controlling influence over the management and policies of a Georgia savings bank without receiving the prior approval of the Georgia Department of Banking and Finance. In reviewing a prospective holding company's application, the Georgia Department of Banking and Finance considers the financial and managerial resources and future prospects of the company and the impact of the acquisition on the credit needs of the communities in which the bank operates. Additional limits are imposed on acquisitions of Georgia savings banks by out-of-state banks or holding companies.

Charter and Bylaws of Heritage Financial Group

         The following discussion is a summary of certain provisions of the charter and bylaws of Heritage Financial Group that relate to corporate governance. The description is necessarily general and qualified by reference to the charter and bylaws.

         Classified Board of Directors. Certain provisions of Heritage Financial Group's charter and bylaws impede changes in majority control of the board of directors. Heritage Financial Group's charter provides that the board of directors will be divided into three classes, with directors in each class elected for three-year staggered terms. Thus, assuming a board of three directors or more, it would take two annual elections to replace a majority of Heritage Financial Group's board. The bylaws of Heritage Financial Group provide that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, shall be filled until the next election of directors by a majority vote of the directors then in office.

         Authorized But Unissued Shares of Capital Stock. Following the stock offering, Heritage Financial Group will have authorized but unissued shares of preferred stock and common stock. See "Description of Capital Stock of Heritage Financial Group." Although these shares could be used by the board of directors of Heritage Financial Group to make it more difficult or to discourage an attempt to obtain control of Heritage Financial Group through a merger, tender offer, proxy contest or otherwise, it is unlikely that we would use or need to use shares for these purposes since Heritage, MHC must own a majority of the common stock.

         How Shares Are Voted. Heritage Financial Group's charter provides that there will not be cumulative voting by stockholders for the election of Heritage Financial Group's directors. No cumulative voting rights means that Heritage, MHC, as holder of a majority of the shares eligible to be voted at a meeting of stockholders, may elect all directors of Heritage Financial Group to be elected at that meeting. This could prevent minority stockholder representation on Heritage Financial Group's board of directors.

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         Restrictions on Acquisitions of Shares. Heritage Financial Group's charter provides that until February 12, 2007, no person other than Heritage Financial Group and Heritage, MHC, may offer directly or indirectly to acquire or acquire the beneficial ownership of more than 10% of any class of equity security of Heritage Financial Group. This provision does not apply to any tax-qualified employee benefit plan of Heritage Financial Group or HeritageBank of the South or to an underwriter or member of an underwriting or selling group involving the public sale or resale of securities of Heritage Financial Group or any of its subsidiaries so long as after the sale or resale, no underwriter or member of the selling group is a beneficial owner of more than 10% of any class of equity securities of Heritage Financial Group. In addition, while this restriction is in place, all shares owned over the 10% limit may not be voted in any matter submitted to stockholders for a vote. The inclusion of this provision in Heritage Financial Group's charter restricts the acquisition and voting of its shares.

         Procedures for Stockholder Nominations. Heritage Financial Group's bylaws provide that any stockholder wanting to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must send written notice to the Secretary of Heritage Financial Group at least five days before the date of the annual meeting. The bylaws further provide that if a stockholder wanting to make a nomination or a proposal for new business does not follow the prescribed procedures, the proposal will not be considered until an adjourned, special, or annual meeting of the stockholders taking place 30 days or more thereafter. Management believes that it is in the best interests of Heritage Financial Group and its stockholders to provide enough time for management to disclose to stockholders information about a dissident slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations if management thinks it is in the best interest of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted.

Benefit Plans

         In addition to the provisions of Heritage Financial Group's charter and bylaws described above, benefit plans of Heritage Financial Group and HeritageBank of the South intended to be adopted after completion of this offering contain provisions that also may discourage hostile takeover attempts that the board of directors of HeritageBank of the South might conclude are not in the best interests of Heritage Financial Group and HeritageBank of the South or Heritage Financial Group's stockholders. For a description of the benefit plans and the provisions of these plans relating to changes in control of Heritage Financial Group or HeritageBank of the South, see "Management - Benefits."

DESCRIPTION OF CAPITAL STOCK OF
HERITAGE FINANCIAL GROUP

General

         Heritage Financial Group is authorized to issue twenty-five million shares of common stock having a par value of $0.01 per share and one million shares of preferred stock having a par value of $0.01 per share. Heritage Financial Group currently has 1,000 shares of common stock outstanding, all of which is owned by Heritage, MHC. Heritage Financial Group currently expects to have up to a maximum of 9,775,000 shares of common stock and no shares of preferred stock outstanding after the offering, 70% of which will be held by Heritage, MHC. Each share of Heritage Financial Group's common stock has the same relative rights as, and will be identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock in accordance with the stock issuance plan, all of the stock will be duly authorized, fully paid and nonassessable. Presented below is a description of all aspects of Heritage Financial Group's capital stock that are deemed material to an investment decision in this offering.

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         The common stock of Heritage Financial Group will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC.

Common Stock

         Distributions. Heritage Financial Group can pay dividends if, as and when declared by its board of directors, subject to compliance with limitations that are imposed by law. The holders of common stock of Heritage Financial Group are entitled to receive and share equally in these dividends as they may be declared by the board of directors of Heritage Financial Group out of funds legally available for such purpose. If Heritage Financial Group issues preferred stock, the holders of such preferred stock may have a priority over the holders of the common stock with respect to dividends. See "Our Policy Regarding Dividends."

         Voting Rights. The holders of common stock of Heritage Financial Group possess exclusive voting rights in Heritage Financial Group. Each holder of common stock is entitled to one vote per share and has no right to cumulate votes in the election of directors. Therefore, directors are elected by a plurality of the shares actually voting in the election. Until February 12, 2007, under certain circumstances, shares beneficially held by any person (including groups of persons acting in concert and excluding Heritage, MHC) in excess of 10% of the issued and outstanding shares of common stock may be considered "excess shares" and, accordingly, not be entitled to vote. See "Restrictions on Acquisition of Heritage Financial Group and HeritageBank of the South." If Heritage Financial Group issues preferred stock, holders of the preferred stock also may possess voting rights.

         Liquidation. In the event of any liquidation, dissolution or winding up of HeritageBank of the South, Heritage Financial Group, as the only holder of HeritageBank of the South's capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of HeritageBank of the South, including all deposit accounts and accrued interest thereon, all assets of HeritageBank of the South available for distribution. In the event of liquidation, dissolution or winding up of Heritage Financial Group, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Heritage Financial Group available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

         Rights to Buy Additional Shares. Holders of the common stock of Heritage Financial Group will not be entitled to preemptive rights with respect to any shares which may be issued. Preemptive rights are the priority right to buy additional shares if Heritage Financial Group issues more shares in the future. Therefore, if additional shares are issued by Heritage Financial Group without the opportunity for existing stockholders to purchase more shares, a stockholder's ownership interest in the Company may be subject to dilution. The common stock is not subject to redemption.

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Preferred Stock

         None of the shares of Heritage Financial Group's authorized preferred stock will be issued in the offering. This stock may be issued with preferences and designations as the board of directors may from time to time determine. The board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control. Heritage Financial Group has no present plans to issue preferred stock. If preferred stock is issued in the future, Heritage Financial Group will not offer preferred stock to promoters except on the same terms as it is offered to all other existing stockholders or to new stockholders; or the issuance will be approved by a majority of Heritage Financial Group's independent directors who do not have an interest in the transaction and who have access, at Heritage Financial Group's expense, to its or independent legal counsel.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for Heritage Financial Group common stock will be Registrar and Transfer Company, Cranford, New Jersey.

EXPERTS

         Our consolidated financial statements as of and for the year ended December 31, 2004 included in the prospectus have been audited by Mauldin & Jenkins, LLC, and our consolidated financial statements as of and for the year ended December 31, 2003 included in this prospectus have been audited by Crowe Chizek and Company LLC, independent registered public accounting firms, as set forth in their reports thereon appearing elsewhere herein and in the registration statement, and are included in reliance upon the report of these firms given upon the authority as experts in accounting and auditing. During 2004, Heritage Financial Group decided to change accounting firms to reduce costs and use a firm located closer to the Company's main office. We did not retain Crowe Chizek and Company LLC to conduct our audit for the 2004 fiscal year and, instead retained Mauldin & Jenkins, LLC. Crowe Chizek and Company LLC was dismissed on May 11, 2004 and Mauldin & Jenkins, LLC was retained on or about that same date. The report of Crowe Chizek and Company LLC on the financial statements of Heritage Financial Group for 2003 and 2002 did not contain an adverse opinion or disclaimer of opinion and has not been modified as to uncertainty, audit scope or accounting principles. The decision to change accountants was made by the audit committee of HeritageBank of the South and the board of directors of the Heritage Financial Group. There were no disagreements with Crowe Chizek and Company LLC during fiscal year 2003 or 2002 or in fiscal year 2004 through May 11, 2004 on any matter of accounting principle or practices, financial statement disclosure, auditing scope or procedure, which, if not resolved to the satisfaction of Crowe Chizek and Company LLC, would have caused Crowe Chizek and Company LLC to make reference to the subject matter in connection with its report. Mauldin & Jenkins, LLC was not consulted prior to being retained for advice regarding matters on which Crowe Chizek and Company LLC had provided advice to Heritage Financial Group.

         Feldman has consented to the publication herein of the summary of its report to Heritage Financial Group setting forth its opinion as to the estimated pro forma market value of the common stock upon conversion and its letter with respect to subscription rights.

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LEGAL AND TAX OPINIONS

         The legality of the common stock issued in the offering has been passed upon for Heritage Financial Group by Silver, Freedman & Taff, L.L.P., Washington, D.C., special counsel to Heritage Financial Group. Certain legal matters will be passed upon for Keefe, Bruyette & Woods, Inc. by Malizia Spidi & Fisch, PC, Washington D.C.

ADDITIONAL INFORMATION

         Heritage Financial Group has filed with the SEC a registration statement under the Securities Act of 1933 with respect to the common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement. This information, including the stock issuance plan and the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of this material can be obtained from the SEC at prescribed rates. In addition, the SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including Heritage Financial Group. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions thereof and are not necessarily complete; each statement is qualified by reference to the contract or document. HeritageBank of the South also maintains a website (http://www.eheritagebank.com), which contains certain information about Heritage Financial Group.

         Heritage Financial Group has filed an Application for Approval of a Minority Stock Issuance by A Holding Company Subsidiary of a Mutual Holding Company on Form MHC-2 with the Office of Thrift Supervision with respect to the offering. This prospectus omits certain information contained in that application. The application may be examined at the principal office of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, and at the Southwest Regional Office of the Office of Thrift Supervision located at 1475 Peachtree Street, N.E., Atlanta, Georgia 30309.

         In connection with the offering, Heritage Financial Group has registered its common stock with the SEC under Section 12 of the Securities Exchange Act of 1934, and, upon such registration, Heritage Financial Group and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the stock issuance plan, Heritage Financial Group has undertaken that it will not terminate this registration for a period of at least three years following the offering.

         A copy of the stock issuance plan and the charter and bylaws of Heritage Financial Group are available without charge from Heritage Financial Group. Requests for such information should be directed to: Stockholder Relations, Heritage Financial Group, 310 West Oglethorpe Boulevard, Albany, Georgia 31701.

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HERITAGE FINANCIAL GROUP
AND SUBSIDIARY

         All schedules are omitted because the required information is not applicable or is included in the Consolidated Financial Statements and related Notes.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Heritage Financial Group
    and Subsidiary
Albany, Georgia

              We have audited the accompanying consolidated balance sheet of Heritage Financial Group and Subsidiary as of December 31, 2004, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Heritage Financial Group and Subsidiary for the year ended December 31, 2003 were audited by other auditors, whose report dated February 6, 2004 expressed an unqualified opinion on those statements.

              We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

              In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heritage Financial Group and Subsidiary as of December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Mauldin & Jenkins, LLC

Albany, Georgia
February 22, 2005

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Heritage Financial Group
   and Subsidiary
Albany, Georgia

We have audited the accompanying consolidated balance sheet of Heritage Financial Group and Subsidiary as of December 31, 2003, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the year ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heritage Financial Group and Subsidiary as of December 31, 2003, and the results of its operations and its cash flows for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
February 6, 2004

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HERITAGE FINANCIAL GROUP AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

	2004	2003
Assets
Cash and due from banks	$6,621,232	$6,439,038
Interest-bearing deposits in banks	420,677	395,440
Federal funds sold	12,783,000	6,593,000
Securities available for sale, at fair value	59,287,595	51,511,809
Federal home loan bank stock, at cost	2,957,300	2,000,000
Corporate credit union membership shares	553,834	553,834
Loans, net	235,276,942	240,794,485
Premises and equipment, net	12,684,152	13,689,058
Premises held for sale, net	-	744,124
Accrued interest receivable	1,425,871	1,579,019
Foreclosed assets	200,554	421,675
Cash surrender value of bank owned life insurance	7,690,065	7,383,066
Other assets	3,567,254	3,563,601
	$343,468,476	$335,668,149

Liabilities and Stockholders' Equity
Deposits
Noninterest-bearing	$14,447,423	$14,554,507
Interest-bearing	234,095,297	240,766,349
Total deposits	248,542,720	255,320,856
Other borrowings	51,000,000	40,000,000
Other liabilities	4,792,002	3,360,012
Total liabilities	304,334,722	298,680,868

Commitments and contingencies
Stockholders' equity
Preferred stock, par value $0.01; 1,000,000 shares authorized;
no shares issued
Common stock, par value $0.01; 9,000,000 shares authorized;
1,000 issued and outstanding	10	10
Paid-in capital	4,799,990	4,799,990
Retained earnings	35,935,700	32,402,450
Accumulated other comprehensive loss	(1,601,946)	(215,169)
Total stockholders' equity	39,133,754	36,987,281
	$343,468,476	$335,668,149
See Notes to Consolidated Financial Statements.

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HERITAGE FINANCIAL GROUP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Interest income
Interest and fees on loans	$15,444,341	$17,093,862
Interest on taxable securities	1,897,757	1,286,633
Interest on nontaxable securities	339,128	223,532
Interest on federal funds sold	80,027	88,033
Interest on deposits in other banks	18,903	27,651
	17,780,156	18,719,711

Interest expense
Interest on deposits	3,277,652	4,388,478
Interest on other borrowings	1,620,279	1,464,055
	4,897,931	5,852,533
Net interest income	12,882,225	12,867,178
Provision for loan losses	200,000	650,000
Net interest income after provision for
loan losses	12,682,225	12,217,178

Noninterest income
Service charges on deposit accounts	3,212,749	2,356,936
Other service charges, commissions and fees	719,033	611,819
Brokerage fees	582,476	442,561
Mortgage origination fees	326,758	603,450
Bank owned life insurance	306,999	383,066
Gain on sale of securities	138,564	402,562
Other	168,162	160,851
	5,454,741	4,961,245

Noninterest expense
Salaries and employee benefits	6,623,210	7,310,773
Equipment	1,599,588	1,550,620
Occupancy	912,637	1,018,839
Advertising and marketing	275,362	389,146
Legal and accounting	483,778	437,970
Directors fees and retirement	411,700	361,450
Telephone	316,594	452,972
Supplies	224,677	296,287
Data processing fees	356,171	290,751
Other operating	1,849,858	1,740,299
	13,053,575	13,849,107
Income before income taxes	5,083,391	3,329,316

Applicable income taxes	1,550,141	1,052,507

Net income	$3,533,250	$2,276,809
Basic earnings per share	$3,533.25	$2,276.81
Diluted earnings per share	$3,533.25	$2,276.81

See Notes to Consolidated Financial Statements.

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HERITAGE FINANCIAL GROUP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Net income	$3,533,250	$2,276,809

Other comprehensive income (loss):
Net unrealized holding losses arising during period,
net of tax benefits of $145,211 and $4,092	(220,929)	(6,225)
Reclassification adjustment for gains included in net
income, net of tax of $54,954 and $159,656	(83,610)	(242,906)

Minimum pension liability adjustment net of
tax (benefits) of $(711,329) and $441,583	(1,082,238)	671,839

Total other comprehensive income (loss)	(1,386,777)	422,708

Comprehensive income	$2,146,473	$2,699,517

See Notes to Consolidated Financial Statements.

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HERITAGE FINANCIAL GROUP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2004 AND 2003

					Accumulated
					Other
	Common Stock		Paid-In	Retained	Comprehensive
	Shares	Par Value	Capital	Earnings	Income (Loss)	Total

Balance, December 31, 2002	1,000	$10	$4,799,990	$30,125,641	$(637,877)	$34,287,764
Net income	-	-	-	2,276,809	-	2,276,809
Other comprehensive income	-	-	-	-	422,708	422,708
Balance, December 31, 2003	1,000	10	4,799,990	32,402,450	(215,169)	36,987,281
Net income	-	-	-	3,533,250	-	3,533,250
Other comprehensive loss	-	-	-	-	(1,386,777)	(1,386,777)
Balance, December 31, 2004	1,000	$10	$4,799,990	$35,935,700	$(1,601,946)	$39,133,754

See Notes to Consolidated Financial Statements.

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HERITAGE FINANCIAL GROUP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
OPERATING ACTIVITIES
Net income	$3,533,250	$2,276,809
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	1,291,733	1,263,040
Provision for loan losses	200,000	650,000
Provision for deferred taxes	385,939	1,269,374
Net gains on sale of securities available for sale	(138,564)	(402,562)
Net (gains) losses on sale or disposal of premises and equipment	495	(50,431)
Impairment loss on premises held for sale	-	160,000
Net decrease in foreclosed assets	395,100	99,463
Increase in bank owned life insurance	(306,999)	(383,066)
(Increase) decrease in interest receivable	153,148	(136,962)
Increase (decrease) in interest payable	39,987	(36,706)
Decrease in taxes payable	(901,970)	(435,636)
Net other operating activities	1,083,502	(281,500)
Total adjustments	2,202,371	1,715,014
Net cash provided by operating activities	5,735,621	3,991,823

INVESTING ACTIVITIES
(Increase) decrease in interest-bearing deposits in banks	(25,237)	1,717,471
Purchases of securities available for sale	(33,600,239)	(47,987,162)
Proceeds from maturities of securities available for sale	12,247,532	9,246,660
Proceeds from sale of securities available for sale	13,217,287	22,797,830
Purchases of Federal home loan bank stock, net	(957,300)	(250,000)
Redemption of corporate credit union membership shares	-	553,834
(Increase) decrease in federal funds sold	(6,190,000)	2,877,000
(Increase) decrease in loans, net	5,143,564	(13,954,383)
Purchase of bank owned life insurance	-	(2,000,000)
Purchase of premises and equipment	(439,185)	(2,028,974)
Proceeds from sale of premises and equipment	91,700	373,042
Proceeds from sale of premises and equipment held for sale	736,587	-
Net cash used in investing activities	(9,775,291)	(28,654,682)

FINANCING ACTIVITIES
Increase (decrease) in deposits	(6,778,136)	18,027,230
Proceeds from other borrowings	16,000,000	10,000,000
Repayment of other borrowings	(5,000,000)	(5,000,000)
Net cash provided by financing activities	4,221,864	23,027,230
Net increase (decrease) in cash and due from banks	182,194	(1,635,629)

Cash and due from banks at beginning of year	6,439,038	8,074,667

Cash and due from banks at end of year	$6,621,232	$6,439,038

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HERITAGE FINANCIAL GROUP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$4,857,944	$5,889,239

Income taxes	$2,066,172	$218,769

NONCASH TRANSACTIONS
Principal balances of loans transferred to other
real estate owned	$173,979	$ -

Minimum pension liability adjustment	$2,008,907	$(1,358,930)

Premises transferred to premises held for sale	$ -	$909,716

See Notes to Consolidated Financial Statements.

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HERITAGE FINANCIAL GROUP AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Business
Heritage Financial Group (the "Company") is the mid-tier holding company whose business is presently conducted by its wholly-owned subsidiary, HeritageBank of the South (the "Bank"). The Company is a wholly-owned subsidiary of Heritage, MHC, a federally chartered mutual holding company. Through the Bank, the Company operates a full service banking business and offers a broad range of retail and commercial banking services to its customers located in a market area which includes Southwest Georgia. The Company and the Bank are subject to the regulations of certain federal and state agencies and are periodically examined by those regulatory agencies.

Basis of Presentation and Accounting Estimates
The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing the consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, contingent assets and liabilities and deferred tax assets. The determination of the allowance for loan losses is based on estimates that are susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans and the valuation of foreclosed real estate, management obtains independent appraisals for significant collateral.

Cash, Due from Banks and Cash Flows
For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash flows from loans, federal funds sold, deposits and interest-bearing deposits in banks are reported net.

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank. The total of those reserve balances was approximately $2,339,000 and $2,456,000 at December 31, 2004 and 2003, respectively.

Securities
Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Management has not classified any of its debt securities as held to maturity. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as available for sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income, net of the related deferred tax effect. Equity securities, including restricted equity securities, without a readily determinable fair value are classified as available for sale and recorded at cost.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Securities (Continued)
The amortization of premiums and accretion of discounts are recognized in interest income using the interest method over the life of the securities. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in earnings on the settlement date. Declines in the fair value of securities available for sale below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans
Loans are reported at their outstanding principal balances less unearned income, net deferred fees and costs on originated loans and the allowance for loan losses. Interest income is accrued on the outstanding principal balance.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured. Past due status is based on contractual terms of the loan. Generally, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued, but not collected for loans that are placed on nonaccrual or charged off, is reversed against interest income, unless management believes that the accrued interest is recoverable through the liquidation of collateral. Interest income on nonaccrual loans is subsequently recognized only to the extent cash payments are received until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is considered impaired when it is probable, based on current information and events, the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Allowance for Loan Losses
The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries are credited to the allowance.

The allowance is an amount that management believes will absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of loans in light of historical experience, the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, current economic conditions that may affect the borrower's ability to pay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Mortgage Origination Fees
Periodically, the Company originates first mortgage loans for other investors. These loans are not funded by the Company but, upon closing, the Company receives a fee from the investor. Generally, the Company receives fees equivalent to a stated percentage of the loan amount.

Premises and Equipment
Land is carried at cost. Premises and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives:

Years
Buildings	39
Furniture and equipment	3-7

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Foreclosed Assets
Foreclosed assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at fair value. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs of improvements are capitalized, whereas costs relating to holding foreclosed assets and subsequent adjustments to the value are expensed. The carrying amount of foreclosed assets at December 31, 2004 and 2003 was $200,554 and $421,675, respectively.

Pension Plan
The compensation cost of an employee's pension benefit is recognized on the projected unit credit method over the employee's approximate service period. The Company's funding policy is to contribute annually an amount that satisfies the funding standard account requirements of ERISA.

Income Taxes
Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Comprehensive Income
Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

NOTE 2.	SECURITIES
The amortized cost and fair value of securities available for sale with gross unrealized gains and losses are summarized as follows:
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2004:
U. S. Government and federal agencies	$11,651,084	$ -	$(122,960)	$11,528,124
State and municipal securities	8,954,637	28,968	(109,876)	8,873,729
Corporate debt securities	4,758,057	6,942	(145,895)	4,619,104
Mortgage-backed securities	26,785,122	23,141	(330,585)	26,477,678
Total debt securities	52,148,900	59,051	(709,316)	51,498,635
Equity securities	8,000,000	-	(211,040)	7,788,960
Total securities	$60,148,900	$59,051	$(920,356)	$59,287,595

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.	SECURITIES (Continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2003:
U. S. Government and federal agencies	$9,050,147	$42,394	$(132,307)	$8,960,234
State and municipal securities	7,170,939	71,024	(32,412)	7,209,551
Corporate debt securities	2,970,046	24,348	(29,796)	2,964,598
Mortgage-backed securities	24,683,784	86,528	(289,451)	24,480,861
Total debt securities	43,874,916	224,294	(483,966)	43,615,244
Equity securities	7,999,999	-	(103,434)	7,896,565
Total securities	$51,874,915	$224,294	$(587,400)	$51,511,809

The amortized cost and fair value of debt securities available for sale as of December 31, 2004 by contractual maturity are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without penalty. Therefore, these securities are not included in the maturity categories in the following maturity summary.

	Amortized Cost	Fair Value
Due in one year or less	$ -	$ -
Due from one year to five years	5,202,686	5,131,353
Due from five to ten years	12,005,017	11,901,484
Due after ten years	8,156,075	7,988,120
Mortgage-backed securities	26,785,122	26,477,678
	$52,148,900	$51,498,635

Securities with a carrying value of $9,205,642 and $11,693,467 at December 31, 2004 and 2003, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

Gains and losses on sales of securities available for sale consist of the following:

	December 31,
	2004	2003

Gross gains on sales of securities	$143,003	$407,964
Gross losses on sales of securities	(4,439)	(5,402)
Net realized gains on sales of securities available for sale	$138,564	$402,562

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.	SECURITIES (Continued)
The following table shows the gross unrealized losses and fair value of securities aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2004 and 2003.

	Less Than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2004:
U. S. Government and federal
agencies	$9,069,835	$(82,949)	$958,289	$(40,011)	$10,028,124	$(122,960)
State and municipal securities	5,085,266	(109,876)	-	-	5,085,266	(109,876)
Corporate debt securities	2,788,305	(145,895)	-	-	2,788,305	(145,895)
Mortgage-backed securities	18,489,439	(232,758)	3,829,953	(97,828)	22,319,392	(330,586)
Subtotal, debt securities	35,432,845	(571,477)	4,788,242	(137,839)	40,221,087	(709,316)
Equity securities	-	-	7,788,960	(211,040)	7,788,960	(211,040)
Total temporarily impaired
securities	$35,432,845	$(571,477)	$12,577,202	$(348,879)	$48,010,047	$(920,356)

December 31, 2003:
U. S. Government and federal
agencies	$4,368,634	$(132,307)	$ -	$ -	$4,368,634	$(132,307)
State and municipal securities	1,634,986	(32,412)	-	-	1,634,986	(32,412)
Corporate debt securities	480,972	(29,796)	-	-	480,972	(29,796)
Mortgage-backed securities	13,668,034	(289,451)	-	-	13,668,034	(289,451)
Subtotal, debt securities	20,152,626	(483,966)	-	-	20,152,626	(483,966)
Equity securities	4,943,005	(56,994)	2,953,560	(46,440)	7,896,565	(103,434)
Total temporarily impaired
securities	$25,095,631	$(540,960)	$2,953,560	$(46,440)	$28,049,191	$(587,400)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.

At December 31, 2004, fifty-nine debt securities have unrealized losses of approximately 1% from the Company's amortized cost basis. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies has occurred and industry analysts' reports. As management has the ability to hold the securities until maturity, or for the foreseeable future and due to the fact that the unrealized losses relate primarily to changes in interest rates and do not affect the expected cash flows of the underlying collateral or issuer, no declines are deemed to be other than temporary.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.	LOANS AND ALLOWANCE FOR LOAN LOSSES
The composition of loans is summarized as follows:

	December 31,
	2004	2003
Commercial real estate	$44,948,888	$47,939,548
Commercial business	28,345,772	28,520,205
Multi-family	17,049,296	17,256,933
Mortgage one-to-four family and land	76,460,225	82,652,147
Consumer and other:
Secured	1,429,081	1,428,407
Auto	47,428,990	44,280,067
Unsecured	6,736,298	6,916,471
Student	1,190,443	1,307,073
Home equity	13,836,665	12,678,187
Other	815,873	1,318,026
	238,241,531	244,297,064
Allowance for loan losses	(2,964,589)	(3,502,579)
	$235,276,942	$240,794,485

The following is a summary of information pertaining to impaired loans:

	As of and For the Years Ended December 31,
	2004	2003
Impaired loans without a valuation allowance	$ -	$ -
Impaired loans with a valuation allowance	563,978	1,037,102
Total impaired loans	$563,978	$1,037,102
Valuation allowance related to impaired loans	$140,713	$591,551
Average investment in impaired loans	$595,494	$995,000
Forgone interest income on impaired loans	$84,562	$52,726

Loans on nonaccrual status amounted to $563,978 and $464,306 at December 31, 2004 and 2003, respectively. There were no loans past due ninety days or more and still accruing interest at December 31, 2004 and 2003, respectively. There were no significant amounts of interest income recognized on impaired loans on the cash basis for the years ended December 31, 2004 and 2003.

Changes in the allowance for loan losses for the years ended December 31, 2004 and 2003 are as follows:

	December 31,
	2004	2003
Balance, beginning of year	$3,502,579	$3,413,008
Provision for loan losses	200,000	650,000
Loans charged off	(990,430)	(954,460)
Recoveries of loans previously charged off	252,440	394,031
Balance, end of year	$2,964,589	$3,502,579

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.	LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)
In the ordinary course of business, the Company has granted loans to certain directors, executive officers and their affiliates. Changes in related party loans at December 31, 2004 are summarized as follows:

Balance, beginning of year	$968,289
Advances	179,537
Repayments	(413,106)
Balance, end of year	$734,720

NOTE 4.	ACCRUED INTEREST RECEIVABLE
Following is an analysis of accrued interest receivable as of December 31, 2004 and 2003:

	December 31,
	2004	2003
Loans	$ 999,715	$1,165,514
Mortgage-backed securities	102,192	94,785
Other investment securities	323,964	318,720
Total accrued interest	$1,425,871	$1,579,019

NOTE 5.	PREMISES AND EQUIPMENT
Premises and equipment are summarized as follows:

	December 31,
	2004	2003
Land	$3,374,813	$3,452,687
Buildings	9,138,479	9,057,251
Furniture and equipment	7,534,768	7,456,523
	20,048,060	19,966,461
Accumulated depreciation	(7,363,908)	(6,277,403)
	$12,684,152	$13,689,058

Depreciation expense was $1,291,733 and $1,211,327 for the years ended December 31, 2004 and 2003, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6.	DEPOSITS
Following is an analysis of outstanding deposits as of December 31, 2004 and 2003 by types of deposit and the related interest on the deposits for the year ended December 31, 2004 and 2003.

	2004		2003
Deposit Type	Outstanding Balance	Interest Expense	Outstanding Balance	Interest Expense
Commercial demand	$17,755,864	$ -	$18,095,820	$ -
Statement savings accounts	45,337,586	107,163	45,645,237	295,233
NOW accounts	46,320,563	342,373	49,510,182	548,841
Money market accounts	44,422,183	491,516	41,741,497	684,773
Certificates	94,706,524	2,336,600	100,328,120	2,859,631
Total	$248,542,720	$3,277,652	$255,320,856	$4,388,478

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2004 and 2003 was approximately $30,283,000 and $29,172,000, respectively. The scheduled maturities of time deposits at December 31, 2004 are as follows:

2005	$50,279,949
2006	23,153,412
2007	10,916,932
2008	6,437,813
2009	3,720,418
Later years	198,000
$94,706,524

Deposits in excess of $100,000 each are not generally federally insured.
At December 31, 2004 and 2003, overdraft deposit accounts reclassified to loans totaled $93,712 and $355,864, respectively.

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NOTE 7.	EMPLOYEE BENEFIT PLANS
Pension Plan
The Company provides pension benefits for eligible employees through a defined benefit pension plan. All employees that meet certain age and length requirements participate in the retirement plan on a noncontributing basis. Information pertaining to the activity in the plan, using a measurement date of December 31, is as follows:

	December 31,
	2004	2003
Changes in benefit obligations:
Obligations at beginning of year	$3,493,483	$3,731,326
Service cost	451,267	420,001
Interest cost	227,076	242,536
Benefits paid	(393,981)	(936,536)
Actuarial losses	862,972	36,156
Obligations at end of year	$4,640,817	$3,493,483

Changes in plan assets:
Fair value of assets at beginning of year	$3,317,249	$2,074,092
Actual return on assets	15,110	157,048
Company contributions	-	2,022,645
Benefits paid	(393,981)	(936,536)
Fair value of assets at end of year	$2,938,378	$3,317,249

Funded status at end of year:
Plan assets less than obligations	$(1,702,439)	$(176,234)
Unrecognized losses	2,851,535	1,968,092
Unrecognized prior service cost	214,668	223,782
Unrecognized transition obligation	672	8,796
Additional minimum liability adjustment	(2,008,907)	-
Prepaid (accrued) pension cost on balance sheet	$(644,471)	$2,024,436

Accumulated benefit obligation	$3,582,849	$2,736,354

Costs recognized during the year:
Service cost	$451,267	$420,001
Interest cost	227,076	242,536
Expected return on plan assets	(248,793)	(157,048)
Amortization of prior losses	213,212	217,662
Amortization of service costs	9,114	9,115
Amortization of transition obligation	8,124	8,124
Total costs recognized in expense	$660,000	$740,390

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7.	EMPLOYEE BENEFIT PLANS (Continued)
Pension Plan (Continued)
As of December 31, 2004, the pension plan had accumulated benefit obligations in excess of plan assets, in which case the Company is required to establish a minimum liability at least equal to the amount by which the accumulated benefit obligation exceeds the fair value of the plan assets. The additional minimum liability adjustment recorded in 2004 was offset by an intangible asset of $215,340 and accumulated other comprehensive loss of $1,793,567. During 2003, the reversal of an additional minimum liability adjustment of $1,113,422 was recorded as a component of other comprehensive income.

	December 31,
	2004	2003
Assumptions used in computations:
In computing ending obligations:
Discount rate	6.25%	6.50%
Rate of compensation increase	3.00%	3.00%
In computing expected return on plan assets	7.50%	7.50%
To determine the expected rate of return on plan assets, the Company considers the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. The approximate allocation of plan assets as of December 31, 2004 and 2003 is as follows:

	2004	2003
Fixed income	25%	71%
Equities	70%	29%
Cash and cash equivalents	5%	- %
Plan fiduciaries set investment policies and strategies for the plan assets. Long-term strategic investment objectives include capital appreciation through balancing risk and return.

The Company expects to contribute $1,000,000 to the plan during 2005.

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows:

Fiscal Year	Amount
2005	$3,301
2006	17,215
2007	17,215
2008	17,215
2009	17,215
2010-2014	575,352

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7.	EMPLOYEE BENEFIT PLANS (Continued)
401(K) Plan
The Company has also established a salary deferral plan under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to defer a portion of their compensation up to 25%, subject to certain limits based on federal tax laws. Such deferrals accumulate on a tax deferred basis until the employee withdraws the funds. The Bank matches up to 2% of employee's contributions. Total expense recorded for the Bank's match was $80,294 and $101,007 for December 31, 2004 and 2003, respectively.

NOTE 8.	DEFERRED COMPENSATION PLANS
The Bank had entered into separate deferred compensation arrangements with certain executive officers and directors. The plans call for certain amounts payable at retirement, death or disability. The estimated present value of the deferred compensation is being accrued over the remaining expected service period. The Bank has purchased life insurance policies which they intend to use to finance this liability. Cash surrender value of life insurance of $7,690,065 and $7,383,066 at December 31, 2004 and 2003, respectively, is separately stated on the consolidated balance sheets. Accrued deferred compensation of $1,426,282 and $1,034,948 at December 31, 2004 and 2003, respectively, is included in other liabilities. Aggregate compensation expense under the plans was $391,334 and $554,948 for 2004 and 2003, respectively.

NOTE 9.	OTHER BORROWINGS
Other borrowings consist of the following:

	December 31,
	2004	2003
Advance from Federal Home Loan Bank with interest at a fixed rate of	$25,000,000	$25,000,000
4.70%, due September 14, 2011
Advance from Federal Home Loan Bank with interest at a fixed rate of	5,000,000	5,000,000
3.02%, due October 18, 2007
Advance from Federal Home Loan Bank with interest at a fixed rate of	5,000,000	5,000,000
2.12%, due August 8, 2005
Advance from Federal Home Loan Bank with interest at a fixed rate of	-	5,000,000
0.58%, due February 24, 2004
Advance from Federal Home Loan Bank with interest at a fixed rate of	5,000,000	-
3.71%, due September 17, 2014
Advance from Federal Home Loan Bank with interest at a fixed rate of	5,000,000	-
3.40%, due December 10, 2009
Advance from Federal Home Loan Bank with interest at a fixed rate of	3,000,000	-
2.71%, due March 23, 2005
Advance from Federal Home Loan Bank with interest at a fixed rate of	3,000,000	-
2.93%, due June 23, 2005
	$51,000,000	$40,000,000

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9.	OTHER BORROWINGS (Continued)
The advances from Federal Home Loan Bank are collateralized by the pledging of a blanket lien on all first mortgage loans and other specific loans, as well as FLHB stock.

Other borrowings at December 31, 2004 have maturities in future years as follows:

Fiscal Year	Amount
2005	$11,000,000
2006	-
2007	5,000,000
2008	-
2009	5,000,000
Later years	30,000,000
$51,000,000

The Company and subsidiary Bank have available unused lines of credit with various financial institutions totaling approximately $42,244,000 at December 31, 2004. There were no other advances outstanding at December 31, 2004 or 2003.

NOTE 10.	INCOME TAXES
The income tax expense in the consolidated statements of income consists of the following:
	Years Ended December 31,
	2004	2003
Current	$1,164,202	$(216,867)
Deferred	385,939	1,269,374
	$1,550,141	$1,052,507

The Company's income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	December 31, 2004		December 31, 2003
	Amount	Percent	Amount	Percent
Tax at federal income tax rate	$1,728,353	34.0%	$1,131,967	34.0%
Increase (decrease) resulting from:
Tax-exempt interest	(104,696)	(2.1)	(69,785)	(2.1)
Bank owned life insurance	(104,380)	(2.0)	(130,242)	(3.9)
State income taxes	26,610.5		109,762	3.3
Other	4,254.1		10,805.3
Income tax expense	$1,550,141	30.5%	$1,052,507	31.6%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10.	INCOME TAXES (Continued)
Net deferred income tax assets of $1,621,469 and $887,080 at December 31, 2004 and 2003, respectively, are included in other assets. The components of deferred income taxes are as follows:

	December 31,
	2004	2003
Deferred tax assets:
Loan loss reserves	$543,098	$688,870
Deferred compensation	584,333	495,423
Other real estate	-	63,456
Organizational cost	14,608	21,913
Minimum pension liability	926,669	-
Net operating loss tax carryforward	-	11,512
Unrealized loss on securities available for sale	341,597	147,938
Other	15,297	39,043
	2,425,602	1,468,155

Deferred tax liabilities:
Depreciation and amortization	379,456	280,610
Deferred pension costs	365,420	230,576
Prepaid expenses	59,257	69,889
	804,133	581,075

Net deferred tax assets	$1,621,469	$887,080

NOTE 11.	COMMITMENTS AND CONTINGENT LIABILITIES
Loan Commitments
The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Company's commitments is as follows:

	December 31,
	2004	2003
Commitments to extend credit	$24,256,995	$23,323,131
Financial standby letters of credit	1,099,765	157,281
	$25,356,760	$23,480,412
At December 31, 2004, commitments to extend credit included fixed rate loans of $1,393,473, with fixed rates ranging from 4.50% to 16.00% for an average rate of 8.00%.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11.	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)
Loan Commitments (Continued)
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Company deems necessary.

At December 31, 2004 and 2003, the carrying amount of liabilities related to the Company's obligation to perform under financial standby letters of credit was insignificant. The Company has not been required to perform on any financial standby letters of credit and the Company has not incurred any losses on financial standby letters of credit for the years ended December 31, 2004 and 2003.

Contingencies
In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

NOTE 12.	CONCENTRATIONS OF CREDIT
The Bank makes commercial, residential, construction, agricultural, agribusiness and consumer loans to customers primarily in counties in Southwest Georgia. A substantial portion of the Company's customers' abilities to honor their contracts is dependent on the business economy in the geographical area served by the Bank.

A substantial portion of the Company's loans are secured by real estate in the Company's primary market area. In addition, a substantial portion of the other real estate owned is located in those same markets. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a substantial portion of the carrying amount of other real estate owned are susceptible to changes in real estate conditions in the Company's primary market area.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13.	REGULATORY MATTERS
The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2004, there were no retained earnings available for dividend declaration without regulatory approval.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital, as defined by the regulations, to risk-weighted assets, as defined, and of Tier 1 capital to adjusted total assets, as defined. Management believes, as of December 31, 2004 and 2003, the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

As of December 31, 2004, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004
Total Tier 1 and 2 Capital to
Risk Weighted Assets:
HeritageBank of the South	$37,182,000	13.7%	$21,768,000	8.0%	$27,211,000	10.0%
Tier 1 Capital to Risk Weighted Assets:
HeritageBank of the South	$34,217,000	12.6%	$10,884,000	4.0%	$16,326,000	6.0%
Tier 1 Capital to Adjusted Total Assets:
HeritageBank of the South	$34,217,000	10.1%	$13,578,000	4.0%	$16,973,000	5.0%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13.	REGULATORY MATTERS (Continued)
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003
Total Tier 1 and 2 Capital to
Risk Weighted Assets:
HeritageBank of the South	$35,093,000	13.5%	$20,840,000	8.0%	$26,050,000	10.0%
Tier 1 Capital to Risk Weighted Assets:
HeritageBank of the South	$31,835,000	12.1%	$10,420,000	4.0%	$15,630,000	6.0%
Tier 1 Capital to Adjusted Total Assets:
HeritageBank of the South	$31,835,000	9.6%	$13,135,000	4.0%	$16,419,000	5.0%

The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must covert to a commercial bank charter. Management believes that this test is met.

A reconciliation of the Bank's capital included in its balance sheets as of December 31, 2004 and 2003 and the regulatory capital amounts follows:

	Years Ended December 31,
	2004	2003
Total capital per balance sheet	$34,342,000	$32,171,000
Investments in nonincludable subsidiary	(591,000)	(522,000)
Unrealized loss on securities available for sale	466,000	186,000
Total Tier 1 Capital	34,217,000	31,835,000
Allowance for loan losses	2,965,000	3,258,000
Total Tier 1 and 2 Capital	$37,182,000	$35,093,000

NOTE 14.	FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair value is based on discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107, Disclosures about Fair Value of Financial Instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments.

Cash, Due From Banks, Interest-Bearing Deposits in Banks and Federal Funds Sold: The carrying amount of cash, due from banks, interest-bearing deposits in banks and federal funds sold approximates fair value.

Securities: Fair value of securities is based on available quoted market prices. The carrying amount of equity securities with no readily determinable fair value approximates fair value.

Loans: The carrying amount of variable-rate loans that reprice frequently and have no significant change in credit risk approximates fair value. The fair value of fixed-rate loans is estimated based on discounted contractual cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of impaired loans is estimated based on discounted contractual cash flows or underlying collateral values, where applicable.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)
Deposits: The carrying amount of demand deposits, savings deposits and variable-rate certificates of deposit approximates fair value. The fair value of fixed-rate certificates of deposit is estimated based on discounted contractual cash flows using interest rates currently being offered for certificates of similar maturities.

Other Borrowings: The carrying amount of variable rate borrowings approximate fair value. The fair value of fixed rate other borrowings are estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar type borrowing arrangements.

Accrued Interest: The carrying amount of accrued interest approximates their fair value.

Off-Balance-Sheet Instruments: The carrying amount of commitments to extend credit and standby letters of credit approximates fair value. The carrying amount of the off-balance-sheet financial instruments is based on fees charged to enter into such agreements.

The carrying amount and estimated fair value of the Company's financial instruments were as follows:

	December 31, 2004		December 31, 2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash, due from banks and
interest-bearing deposits in banks	$7,041,909	$7,041,919	$6,834,478	$6,834,478
Federal funds sold	$12,783,000	$12,783,000	$6,593,000	$6,593,000
Securities available for sale	$59,287,595	$59,287,595	$51,511,809	$51,511,809
Federal home loan bank stock	$2,957,300	$2,957,300	$2,000,000	$2,000,000
Loans	$238,241,531	$235,848,000	$244,297,064	$243,302,000
Allowance for loan losses	2,964,589	-	3,502,579	-
Loans, net	$235,276,942	$235,848,000	$240,794,485	$243,302,000
Accrued interest receivable	$1,425,871	$1,425,871	$1,579,019	$1,579,019
Corporate credit union membership
shares	$553,834	$553,834	$553,834	$553,834
Financial liabilities:
Deposits	$248,542,720	$249,014,000	$255,320,856	$256,082,736
Other borrowings	$51,000,000	$49,836,000	$40,000,000	$40,270,000
Accrued interest payable	$208,206	$208,206	$168,220	$168,220

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15.	CONDENSED FINANCIAL INFORMATION OF HERITAGE FINANCIAL GROUP (PARENT COMPANY ONLY)

CONDENSED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

	2004	2003
Assets
Cash and due from banks	$16,813	$109,443
Interest-bearing deposits in banks	100,567	41,029
Investment securities	4,030,567	4,029,372
Investment in subsidiary	34,341,629	32,170,857
Fixed assets	527,472	541,999
Other assets	116,706	109,791
Total assets	$39,133,754	$37,002,491
Liabilities, other	$ -	$15,210
Stockholders' equity	39,133,754	36,987,281
Total liabilities and stockholders' equity	$39,133,754	$37,002,491

CONDENSED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Income
Interest	$207,273	$191,487
Gain on sale of securities	92,606	87,853
Total income	299,879	279,340
Expense
Depreciation	14,527	14,527
Other expense	286,556	232,643
Total expense	301,083	247,170
Income (loss) before income taxes (benefits) and
equity in undistributed earnings of subsidiary	(1,204)	32,170
Income taxes (benefits)	(1,417)	21,500
Income before equity in undistributed earnings of
subsidiary	213	10,670
Equity in undistributed earnings of subsidiary	3,533,037	2,266,139
Net income	$3,533,250	$2,276,809

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15.	CONDENSED FINANCIAL INFORMATION OF HERITAGE FINANCIAL GROUP (PARENT COMPANY ONLY) (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
OPERATING ACTIVITIES
Net income	$3,533,250	$2,276,809
Adjustments to reconcile net income to
net cash used in operating activities:
Depreciation and amortization	14,527	14,527
Gain on sale of securities	(92,606)	(87,853)
Undistributed earnings of subsidiary	(3,533,037)	(2,266,139)
Other operating activities	(12,523)	(64,302)
Total adjustments	(3,623,639)	(2,403,767)
Net cash used in operating activities	(90,389)	(126,958)

INVESTING ACTIVITIES
Increase in interest-bearing deposits in banks	(59,538)	(28,986)
Purchases of securities	(4,531,230)	(5,613,574)
Proceeds from maturities of securities	1,186,865	137,856
Proceeds from sale of securities	3,401,662	3,948,902
Net cash used in investing activities	(2,241)	(1,555,802)
Net decrease in cash and due from banks	(92,630)	(1,682,760)
Cash at beginning of year	109,443	1,792,203
Cash at end of year	$16,813	$109,443

NOTE 16.	ADOPTION OF STOCK ISSUANCE PLAN
On January 14, 2005, the Board of Directors of the Company adopted a stock issuance plan (the "Plan"). Pursuant to the Plan, the Company intends to offer to the public shares of common stock representing a minority ownership of the estimated pro forma market value of the Company, as determined by an independent appraisal. All investors (including directors and officers of the Company and the Bank) will pay the same price per share in the offering. The mutual holding company will maintain the majority ownership of the Company.

Costs incurred in connection with the offering will be recorded as a reduction of the proceeds from the offering. No stock offering cost had been incurred as of December 31, 2004. If the transaction is not consummated, all costs incurred in connection with the transaction will be expensed.

The stock issuance plan is subject to regulatory approval.

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You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. If the laws of your state or other jurisdiction prohibit us from offering our common stock to you, then this prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of our common stock. Neither the delivery of this prospectus nor any sale hereunder shall imply that there has been no change in our affairs since any of the dates as of which information is furnished herein or since the date hereof.

UP TO 3,372,375 SHARES OF

COMMON STOCK

HERITAGE
FINANCIAL
GROUP

(Holding Company for HeritageBank of the South)

COMMON STOCK

______________

 PROSPECTUS
______________

KEEFE, BRUYETTE & WOODS

May 16, 2005

Dealer Prospectus Delivery Obligation

Until the later of June 18, 2005 or 25 days after the commencement of the public offering, if any, all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to any unsold allotments or subscriptions.

End.